FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03058999

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166


RECD S.E.C.
MAY 1 4 2003
1086

For the month of May 2003

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒


PROCESSED
MAY 15 2003
THOMSON
FINANCIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

14 May 2003

By: ____________________
Name: Michael Grimm
Title: Chief Financial Officer

14 May 2003

By: ____________________
Name: Heiner Henke
Title: Principal Accounting Officer



GROHE

WATER TECHNOLOGY

Annual Report 2002

The GROHE Group (US GAAP)		2000	2001	2002	Change in %
Sales	€ million	855.5	880.8	898.3	2.0
Foreign sales	%	69.0	72.1	74.8	-
Gross profit	€ million	343.3	368.2	380.9	3.5
Gross profit as percentage of sales	%	40.1	41.8	42.4	-
Operating income[1)]	€ million	46.4	64.9	102.1	57.3
Operating income as percentage of sales[1)]	%	5.4	7.3	11.4	-
EBITDA[2)]	€ million	156.4	171.5	179.5	4.7
EBITDA as percentage of sales[2)]	%	18.3	19.5	20.0	-
Cash flow from operating activities[3)]	€ million	57.3	137.9	142.7	3.5
Capital expenditures[4)]	€ million	39.6	36.7	44.8	22.1
Depreciation and amortization[1)]	€ million	114.0	112.5	71.2	-36.7
Total headcount (annual average)	persons	5,865	5,956	5,806	-2.5

1) The operating result for 2002 does not include amortization of goodwill (€ 35.4 million in 2000 and € 35.8 million in 2001)

2) Earnings before interest expense, income taxes, depreciation and amortization, extraordinary items, noncash charges and noncash financial income/loss from derivatives

3) The cash flow from operating activities in 2001 included tax refunds of € 49.3 million

4) Capital expenditures include software

>> GROHE \ Extending our position as a global brand <<

Management Board

The Management Board at GROHE has been restructured and new members have been appointed. With clear functional responsibilities assigned to board members, we expect to benefit from greater efficiency and focused decision-making processes. The newly established *Brand and Innovation* function underpins the growing importance of these two factors for the Company's future success.

We are working toward a common goal of further expansion of GROHE as the leading global brand and will pursue a one world, one brand strategy to achieve this.

>> We will continue to build on the success of our global GROHE brand. We will focus on the innovative development of our range of sanitary products and systems and on the rapid expansion of the ARTICULATION® designer fittings range and Showers and Shower Systems. <<

Peter Körfer-Schün

58, Executive Director Brand and Innovation, Chief Executive Officer

After holding various positions and management roles in the sales and marketing departments of leading brand name companies, Mr. Körfer-Schün was appointed to the Management Board of GROHE on October 1, 1991 and given responsibility for the sales and marketing function. In this capacity, he laid the foundation for the dynamic performance of the Company's sales and earnings by creating the complementary GROHE *Water Technology* business system for which GROHE was awarded the German Marketing Prize in 1996. On November 1, 1998, Mr. Körfer-Schün was appointed spokesman of the Management Board. Since October 1, 1999, he has been the Chief Executive Officer of the Management Board of Friedrich Grohe AG & Co. KG and of the management of Grohe Holding GmbH.


GROHE

Stephan M. Heck, Peter Körfer-Schün, Detlef Spigiel, Michael Grimm (l.t.r.)

>> Our aim is to keep increasing our corporate value through efficient business processes, for which SAP R/3 is being implemented. <<

Michael Grimm

43, Executive Director Finance, Controlling and Affiliated Companies

After holding senior positions at an international accounting firm, Mr. Grimm went on to take up numerous managing roles in the group accounting department of leading global companies in the chemicals and pharmaceuticals industry from 1997 to 2002, the last of which was vice president finance, in which capacity he was responsible for group accounting and financial planning. He has been Executive Director Finance at Friedrich Grohe AG & Co. KG and Grohe Holding GmbH since May 1, 2002.

>> We will tap further sales potential by extending our distribution network horizontally and vertically. <<

Stephan M. Heck

54, Executive Director Sales

After holding various senior positions and management roles in a leading global chemicals company in Germany and abroad, Mr. Heck assumed responsibility for the European business of GROHE in 1994. Since April 1, 2002 he has been Executive Director Sales at Friedrich Grohe AG & Co. KG and Grohe Holding GmbH, responsible for the global sales of GROHE products.

>> Our international manufacturing strategy, expansion of the GROHE competence centers and practice-oriented training will allow us to operate even more efficiently in future. <<

Detlef Spigiel

48, Executive Director Technology and Personnel

After holding various positions and management roles in the technical, sales and personnel departments of leading companies in the automotive supplier industry, Mr. Spigiel was appointed to the Management Board of Friedrich Grohe AG & Co. KG on August 1, 2000. In this capacity, he is now responsible for production, logistics, industrial engineering, quality management, procurement and personnel. Mr. Spigiel is the Executive Director Technology and Personnel at Friedrich Grohe AG & Co. KG and the Executive Director Technology at Grohe Holding GmbH.

Dear Ladies and Gentlemen,

Fiscal year 2002 was another highly successful year for GROHE. Our global sales rose by 2% to € 898 million against the prior year. EBITDA was increased by some 5% to € 180 million, a significant improvement on the results for 2001. We have every reason to be delighted with these results in times marked by economic downturn and difficult conditions for industry.

We also achieved most of our strategic objectives in spite of this difficult economic environment. We continued to expand the presence of the GROHE brand worldwide and step up our international operations. We grew our business in North America and the Far East, and generated steady growth in our European markets. Business developed especially well in the United States, Canada, China, France, Spain, Eastern Europe and the United Kingdom. Our international success may be measured by the increase in foreign sales as a proportion of total sales, now some 75% (2001: 72%). Just six years ago, foreign sales accounted for a mere 58% of total sales. This increasing globalization of our business is in line with our strategic objectives, as future growth will primarily be achieved abroad.

The implementation of our international manufacturing strategy marks another milestone. This medium-term strategy reduces complexity at the plants and increases our efficiency, thereby contributing to cost cutting. We are already seeing the first results of concentrating on the core competencies of each plant, optimizing vertical manufacturing, increasing production volume at certain plants and improved processes. The integration of smaller factories in Germany will also make a significant contribution to the Company's long-term competitiveness.

We have been successful in further extending the profitable GROHE*ART* and *Showers and Shower Systems* product groups, achieving high double-digit growth rates in both. We have every confidence in the continued expansion of these product groups. We achieved another of our objectives with the establishment of the new strategic product group *Kitchen Fittings* in 2002 and are now excellently positioned to develop our range in the future. Further steps to optimize the product range for bathroom fittings and sanitary systems have been initiated and will improve market penetration.

Given the economic downturn, we were unable to achieve our goal of reporting new growth in Germany, our home market, in 2002. The crisis-ridden construction industry slumped further by some 10%. With sales down 7.9% in Germany, GROHE performed better than the market but was unable to post a return to growth. We expect this situation to improve now that we have made structural changes to our sales organization in Germany in an effort to win a greater share of the shrinking market.



GROHE has now positioned itself as a leading global brand and the market leader in Europe. We have achieved our objective of becoming the world's most widespread brand of sanitary products and systems. The uncontestable presence of our products in all of the world's key economic areas is unique in the industry.

Each and every GROHE employee can take pride in this achievement. Our strength lies in the continuity and consistency of a unique product offering, which has enabled us to achieve a global market share of some 10%. We see GROHE as one of a kind with considerable growth potential. Outstanding quality and design have earned us an unsurpassed reputation among end customers and professionals alike. We are also heading toward leadership in innovation. With new products created in the last three years accounting for more than 25% of sales, this is a goal that is within our reach. The *Freehander®* shower system and the bathroom faucet lines *Tenso* and *Atrio* are prominent examples of such products. Further high-potential products are soon to be launched.

The Management Board completed the planned reorganization of the Company and the reallocation of board responsibilities in fiscal year 2002. This included creating the *Brand and Innovation* function, optimizing processes and giving international sales and marketing a greater regional focus. These measures form the basis for further growth, greater profitability, faster and more efficient processes and increased market penetration. The competitiveness of GROHE has been significantly enhanced by these steps. The *Water Technology* concept, which secures GROHE a unique position in the market for sanitary products and systems, is also being developed further.

Examples of successful branding show that – driven by high-quality products and performance – strong brands can generate long-term competitive advantage. The GROHE brand therefore cannot be valued too highly. Based on a "one world, one brand" strategy we have achieved a popularity that cannot be attained by means of multiple branding strategies in conglomerates. Under the GROHE umbrella brand, we will significantly extend the high-margin GROHE*ART* designer range across other lines, and from 2003 we will establish ARTICULATION® as a premium range which sets the tone for modern bathroom design. Our strategy is therefore to focus on an umbrella brand in the traditional sense. The strongest growth drivers among our product ranges will be ARTICULATION® and the highly successful *Showers and Shower Systems*. Reaching our most important target groups in future will not only depend on how we present individual products, but on offering complete bathroom design concepts encompassing all sanitary elements under a strong brand. This is what our enhanced brand strategy offers, with the reputation of GROHE for high-quality products and innovative design.

In 2003, the year of the ISH trade fair, GROHE will launch a number of trend-setting innovations. The most important of these include GROHE *Movario®*, which brings a whole new dimension to shower use. *Movario®*'s 360 degree rota head makes it the "world's most compact shower system". In the **ARTICULATION®** range, we have completely revamped our classic *Chiara* and can also offer *Eurofresh*, a new-look, modern bathroom faucet to customers interested in our high-quality basic range. These offerings are supplemented by a number of other new products.

The image and strength of our brand, our power of innovation, the skills and flexibility we have in our plants, the efficiency of our global sales organization and the expertise and motivation of our people will help us to successfully shape our future as an independent company.

Yours truly,



Peter Körfer-Schün



Brand and Innovation


Chiara


Movario®

>> We will drive the growth of the GROHE global brand further under a traditional umbrella brand strategy. We view brand management as one of the Company's core processes. Our new all-encompassing ARTICULATION® range offers the customer innovative complete bathroom design concepts. Thanks to innovative R&D and state-of-the-art design, we again presented a wide variety of new products at the ISH 2003. <<

Evolution of the GROHE brand strategy

Enhancement of the brand

The global brand GROHE is a significant value driver for the Company. As such, it is especially important for us to identify market trends at an early stage and to align our brand profile with these trends for the future. The GROHE brand, which has to date been presented as a sanitary system range with the GROHE*ART*, GROHE*TEC* and GROHE*DAL* brand names, now requires further enhancement due to the change in the competitive environment and the evolution of our own brand. This involves improving our competitive position, continuing to strengthen the brand throughout the world's key economic regions and realizing additional growth.

New umbrella brand strategy

The brands of the 1990s, which played an important role in establishing the brand strategy as a core process, have now fulfilled their function of distinguishing between product ranges. GROHE*ART*, our designer range, is synonymous with brand value, GROHE*TEC* forms the brand's core, and GROHE*DAL*'s integration into the GROHE brand is complete. We have genuine specialist expertise in *Kitchen Fittings*, and *Showers and Shower Systems* is a product portfolio that encompasses all our ranges.

We have therefore prepared to introduce an umbrella brand strategy in the traditional sense. On the product level, we will use the core brand GROHE – the industry's most widespread international brand, recognized as a leading global brand – for the entire range. At company level, we will be guided by the GROHE *Water Technology* concept in all the Group's business and public activities.

Strategic product groups will continue

In future the product ranges will be classified according to product function, each with its own specific objective. Each product range will be part of a strategic product group and will have its own distinctive tag line telling the customer exactly what the range offers.

Strong growth at GROHE*ART*

The GROHE*ART* strategic product group surpassed our expectations in 2002. Its key growth drivers in the past year were *Atrio* and *Tenso*, two product lines introduced in 2001, and *Seabury* and *Geneva*, which were developed especially for the US market.

We increased our sales of designer fittings and accessories by 19% to € 78 million. This puts this product group at almost 9% of total sales for the GROHE Group. The strongest growth impetus came from the United States and Eastern Europe, which now account for more than one third of GROHE*ART* sales. We also won substantial market shares in Central and Southern Europe as well as in the Middle and Far East. In 2003 we will unveil two new products of strategic importance. We have already presented the successor to our *Chiara* line, which marked the beginning of GROHE*ART*'s success at the beginning of the 1990s, at the ISH fair. We have responded to the trend toward glass in bathroom furnishings by introducing the new glass lever models of the *Taron* line. Well into double-digit sales growth is forecast for 2003 once again.

Greatest growth impetus from the US and Eastern Europe

The new premium range ARTICULATION® will encompass many different lines

Trend toward complete bathroom design concepts

To an increasing degree, discerning customers not only express their personal style in the design of their living space but also by individual coordinated bathroom furnishings and fittings. In this market segment, a product range consisting solely of faucets, fittings and accessories will not suffice in the long term. It is therefore up to GROHE to offer new, sophisticated and technically advanced concepts for bathroom design and the use of bathroom space.

The bathroom as an expression of an individual lifestyle

In 2002, we formulated a new strategy that starts from the basic concept behind GROHE*ART* – "fittings to suit all styles, coordinated design with all-round compatibility" – and builds on this concept using the product ranges and competencies within the GROHE Group.


Tenso
Atrio

ARTICULATION® is the comprehensive, all-encompassing premium range for bathroom furnishing and fittings that meets the most exacting requirements. It includes designer fittings, accessories as well as shower and sanitary systems that set standards in terms of design and technology. By rigorously developing this sales range in the years to come, we hope to offer our customers innovative concepts with **ART**ICULATION® that will open up entirely new dimensions for bathroom furnishing and fittings. Our target groups include architects, planners and designers as well as the discerning end customer.

GROHE is taking an entirely new approach to attracting customers. In January 2003, we opened our first **ART**ICULATION® *Plaza* at the *Stilwerk* Düsseldorf and introduced the new concept to a wide audience. This met with great interest from members of the trade and end customers alike, as it did at the ISH trade fair in March 2003.

GROHE*TEC* presents a new modern single-lever mixer at the ISH 2003

GROHE*TEC* offers a range of high-quality bathroom fittings and special fittings for commercial and public use. In 2002, GROHE achieved its strategic objective of safeguarding the competitiveness of GROHE*TEC*'s mass market range and defending its market position.

Accounting for 41% of sales, GROHE*TEC* still forms the core business of the GROHE Group. At € 369 million, sales have remained virtually constant year-on-year, decreasing by only 1%. The continued weakness of the German market was not fully offset by sales increases abroad. The declining sales of thermostats and two-handle faucets for bathrooms was countered by an increase in sales of the *Eurosmart* and *Eurostyle* lines from the single-lever segment and by a 9.7% increase in sales of special fittings compared with the prior year.

We expect moderate growth for 2003, of which one of the drivers will be our new single-lever mixer line *Eurofresh*, which was launched at the ISH 2003.


Freehander®

***SanitarySystems* introduces a new generation of flushing cisterns**

The growth of the strategic product group *SanitarySystems* has been driven first and foremost by installation systems. Alongside the *Rapid* and *Uniset* lines, GROHE has successfully established the *Rapid "Pro"* modular system in the market.

Our activities, dominated by new developments for international markets, focused in 2002 on the introduction of a new generation of flushing systems, *GD 2*, which is used in combination with all the *Rapid "S"*, *Rapid "L"* and *Rapid "Pro"* installation systems in dry installations and with all *Uniset* models.

The launch of a number of products adapted specifically for certain countries also contributed to the positive business development in the fiscal year. The strategic product group *SanitarySystems* – previously GROHE*DAL* – can look back on a successful year despite the difficult conditions that continue to prevail in Germany, its main market. Sales remained almost constant and stood at € 88 million (2001: € 89 million) or almost 10% of total sales in 2002. The product group recorded substantial increases in sales in all foreign markets – especially in the UK, Scandinavia and Eastern Europe. We expect further growth for 2003 thanks to the ongoing improvement in our product range, additional production innovations and a significant increase in foreign sales.

Product innovations generate solid growth

Showers and Shower Systems and the product of the year, the _Freehander®_

With sales up almost 9% to € 142 million, the strategic product group *Showers and Shower Systems* further extended the GROHE brand's leading market position in 2002. This was achieved both by strengthening the core business and by introducing new products.

The *Freehander®*, a perfect example of the innovative strength of GROHE, created substantial demand in the shower market. By focusing on utility, this convincing product concept generates wide demand. It offers added convenience through its variable use as a shower head or body spray which is surprisingly easy to handle as well as the ease of installation thanks to its compact dimensions. As such, it has been immensely popular with the trade and end customers alike.

The launch of the *Freehander®* gave the Shower Systems product group a significant share of sales. Overall, *Showers and Shower Systems* account for almost 16% of total sales for the GROHE Group. Outside Germany, all markets contributed to the upward trend, particularly those beyond Europe's borders. We expect to see more significant sales growth with the *Movario®* shower line presented at the ISH 2003. Coupled with the shower arm, this easily installed hand shower with a pivoting head offers new uses and sets standards in terms of convenience and handling. It is another example of the Company's innovative strength.

New product group *Kitchen Fittings* with many new products

We have grouped our range of elegant and functional fittings designed for ease of handling in the kitchen into one strategic product group, *Kitchen Fittings.* GROHE successfully launched a wide variety of new products in 2002: the *Minta* line with its fresh, youthful design; the *Eurodisc Biflow* designed especially for the Middle East with a separate drinking water outlet; the *Alira* line catering to the continuing trend for stainless steel, especially in North America, and the supplementary product *Europlus* which offers the option of turning off the hot or cold water, reflecting the increasing need to save time and energy: when connected to the hot water supply, the water for the dishwasher no longer has to be heated at great expense.

The strategic product group *Kitchen Fittings*, which was separated from GROHE*TEC* in October 2002, increased its sales by almost 6% to € 104 million, contributing 11.5% to total sales for the GROHE Group.

Substantial sales growth was reported in North America and the Far East, the United States being the biggest single market for kitchen fittings. Alongside the generally positive performance in most western European markets, we were able to improve our market

Sales by strategic product group (in %)


Others (-5.5%)
GROHE*ART* (+19.2%)
Kitchen Fittings (+5.8%)
GROHE*TEC* (-1.2%)
Showers and Shower Systems (+8.8%)
SanitarySystems (-0.8%)
8.7
41.1
9.8

position in Eastern Europe, especially in Russia. We plan to introduce a new product line in a traditional design developed especially for the North American market in 2003 and are working on further innovative product solutions that will secure growth in kitchen fittings.

State-of-the-art design through new software

Product design for the future

Design demonstrates the true value of the brand. Hence constantly enhancing the design of our products is an important competitive factor – not least because a substantial proportion of subsequent production costs are determined by the design.

We have reorganized our product development processes and redefined the points of contact within the Company in order to meet future demands on product design. Processes which were previously carried out in strict order, from product definition to predevelopment, design and engineering have been synchronized so that problems can be identified and eliminated faster.

High-quality design is one of our major competitive advantages

In order to develop products efficiently from the outset, we have revised and considerably improved the process from conception to product – the first time and cost-saving effects have already been achieved by closely involving marketing and technology units in the design process at an early stage.

Investment in technology and people

Around the globe, the GROHE brand stands for the highest quality in technology and design. In order to consolidate and build on this position, we invested not only in modernizing our entire IT structure in 2002 but also in new software and in motivating and training our employees. The creative environment is especially important for our people: in our GROHE Design Center, we are now one of the first companies in the world to have new 18-inch Wacom boards on which our designers can draw in the same way as they would be using a pen and paper. With this and our new Alias Wavefront software – the industry standard for 3D design of complex surfaces – our staff are equipped with state-of-the-art resources. Our clear advantage lies in connecting design, engineering and production.

Having the courage to embark on new projects

"Soft factors" – innovation workshops and round table meetings, contacts with architects, artists and designers from various fields – always contribute fresh perspectives and creative ideas. We cultivate openness to other views and opinions and the courage to devise and act on new ideas as part of our corporate culture. Outstanding examples are the *Movario®* hand shower and the *Freehander®* launched in 2001, an ingenious, easily installed shower system which attracted significant attention from the market and received a number of design prizes.

Greater competitiveness achieved through reorganization of the innovation process

The market calls for flexible R&D

Globalization and an increasingly competitive market demand fast and flexible research & development. GROHE is on the right track: we are already seeing the results from the measures taken in the past few years, such as the reorganization of the innovation process.


GD2



Rigorous optimization of product development

In order to maintain our innovative strength, we conduct various research projects for the development of basic technologies – such as in the field of nanotechnology/new surface properties – mainly with external institutes and universities. We keep track of new materials developments systematically and conduct extensive testing with partners, in order, for instance, to ensure that we meet drinking water standards, which are becoming more stringent around the world.

The standardization that we continued to pursue in 2002 by using tested components, materials and methods resulted in the desired cost improvements and reduced the risks to the projects in question. Risks were further minimized by strict segregation of pre-development and series development to meet our high demands on quality, e.g. on product life and surface quality.

Our strategy for the selection and integration of system suppliers will provide us with information on technological trends at an early stage so that we may take these into account in subsequent product development. Suppliers may also be involved in the early stages of development projects to make use of their specific expertise.

Establishment of a knowledge management system
To optimize internal communication we have taken the first steps toward promoting knowledge sharing and more intensive use of existing synergies, e.g. the annual R&D meeting that was first held in 2001, attended by staff from all relevant internal development units at GROHE. We aim for ongoing exchange of technology and experience and the establishment and maintenance of a communication network as the fundamental element for setting up a comprehensive knowledge management system.

Strengthening our brand profile with integrated communication

The realignment of our communication strategy plays an important role in the enhanced brand architecture. Following the creation of the *Brand and Innovation* board function, GROHE has created the organizational basis for the implementation of integrated communication within the GROHE Group with the establishment of the Corporate Communication function. The functions of marketing communication, public relations and new media are pooled in Corporate Communication. The new brand management function will soon be added to these disciplines and will support overall communication and the strategic alignment of brand management. Brand management will therefore become one of the Company's core processes.

For the benefit of the Company, the longstanding GROHE brand must be presented to our target groups in the best possible form in this media-dominated age. Our next tasks will be to communicate our enhanced brand strategy, to revise and implement public relations for our target groups, to standardize the presentation of the companies of the GROHE Group in our online communication and to establish systematic internal communication structures catering to the needs of different groups of employees.




Markets
Atrio
Ectos

>> While the German economy stagnated and the European economy was subdued in 2002, economies overseas grew strongly. Our new sales organization therefore focused on tapping the markets in Eastern Europe, the US and East Asia. We consolidated our market leadership in Germany with rigorous branding and expanded our market share in all the major European countries. <<

General economic trends vary

Slight recovery possible in Germany

The German economy stagnated in 2002 with 0.2% growth in gross domestic product (Federal Statistical Office). A slight economic upturn may be in view for 2003.

Given high unemployment and little prospect of real economic improvement, consumption remains low. In the year of the introduction of the euro, consumer expenditure dropped by 0.5%, reaching its lowest level since 1990. In a climate of general uncertainty, investment in the building industry slumped by 5.9%.

New political decisions such as the cuts to the buyers' grant for owner-occupied homes and higher taxation on profits from the sale of multiple-family units had a negative impact on the building industry.

The driving force behind the German economy continued to be exports, which grew by 2.9% in 2002.

Economic growth in Europe, the United States and the Far East

Other countries in Europe recorded better growth. In the euro area (including Germany), GDP grew by 0.7%. While overall economic growth is forecast to slow down in 2003, we expect that the effects on the building industry will be negligible. In contrast, the US economy continued growing after a 2.3% increase in GDP in 2002. Growth of 2.7% is forecast for 2003.

Expansion of global distribution led to growing foreign sales

The economy in the Far East also shows strong growth and increasing investment in the building industry. GDP grew by 5.6% in Asia, with growth in China especially high at 8.0%. The economic situation in the Middle East has stabilized thanks to high oil prices in 2002. The emerging markets in East Asia continue to be a high-growth region, with China as its driving force. Japan is lagging somewhat behind with growth at a mere 1.3%.

GROHE performance by region

Increasing globalization

Overall, GROHE performed very well in a difficult global economic climate in 2002. We were able to achieve our growth targets with constant and focused marketing. We pushed ahead with the expansion of our global distribution, enabling us to gain a greater share in sales abroad. While Germany's share in sales has dropped from 44% to 25% since 1995, the share of foreign sales rose to 75% in 2002, of which non-German European markets accounted for 48% and overseas markets for 27%.

GROHE already has a high level of brand recognition among end customers around the world. The GLOCAL concept for global branding consistency aims to further increase this brand recognition. Branding, corporate design and layout will be fixed on a global level by the head office, while copy, visuals and tag lines will be country specific, i.e. the responsibility of local subsidiaries.

Our marketing activities focus on the horizontal and vertical expansion of distribution, with special emphasis on Eastern Europe, the United States and our markets in East Asia. The negative market trend in Germany has been countered by appropriate product and brand concepts.

Germany

The industry declines

The German market for sanitary fittings saw an unexpectedly pronounced slump of some 10% in 2002. Industry, the specialist trade and specialist wholesalers expect little recovery for 2003. A slight upturn in commercial properties provides a glimmer of hope. A positive trend is also apparent in non-residential construction, while remodeling demand is likely to dwindle further. We expect the consolidation of sanitary technology wholesalers to continue.

GROHE *builds on its market position*

Thanks to the strength of the GROHE brand, we won new market shares in faucets, fittings and showers in 2002. In Germany we recorded consolidated sales of over € 225 million.

We consider the reorganization of our sales and marketing to be another factor in our success. Reorganization commenced with the formation of GROHE Deutschland Vertriebs GmbH in 2000 and has since been completed. We have significantly improved our customer service and support by setting up a customer service center which fields some 1,700 calls a day. We have also begun to target specific groups more intensively.


Sales by region (in € million)
2002
433
239
898
2001
411
225
881
2000
381
210
856
Germany
Rest of Europe
Overseas

Rigorous branding

GROHE intends to extend its market leadership in Germany in 2003. To this end, we are planning measures targeted at specific groups to strengthen the GROHE brand, including an emphasis on architects and planners. Our new **ART**ICULATION® concept is aimed at the end customer – a lifestyle product concept tailored especially to this target group that we have presented at the *Stilwerk* Düsseldorf since the inauguration of the **ART**ICULATION® *Plaza.* Our media campaign scheduled for 2003 is directed at all potential customers. The key elements of the campaign will be a coordinated market and brand concept.

Europe

Market subdued

We expect around 2% growth in sanitary products in our European markets. The high speed of growth seen in Eastern Europe over the last few years has flattened out, although individual markets are still showing good rates of growth. Poland is an exception, with growth under 1%.

The trend toward stock optimization in the wholesale trade continues.

GROHE *is successful in the premium segment*

GROHE achieved sales in excess of € 430 million in Europe in 2002. We won new market shares in all major European countries. As in prior years, we were able to build on our position as the market leader – especially thanks to our success in the premium segment. The strategic product groups of GROHE*ART*, *SanitarySystems* and *Showers and Shower Systems* were also the growth drivers in this region.

Having built a reputation for a high-quality brand with design-oriented and innovative products, we have been able to stabilize prices. We were able to increase our brand recognition among end customers and architects by making targeted use of mass media – e.g. television commercials for the launch of *Atrio*.


Eurostyle


Rapid L

Growth spurt in several western and eastern European countries

We were especially successful in Switzerland (+59%) and recorded double-digit growth in other countries including Scandinavia (+14%) and the United Kingdom (+10%). We also further extended our market leadership in France with 6% growth achieved by targeted marketing. In Spain and Portugal, where we achieved significant growth of 9% and 7% respectively thanks to local production, the focus was on the premium segment. We won market shares with showers and installation systems in the Netherlands and

Belgium. In Greece, the preparations for hosting the 2004 Olympic Games have proven to be growth drivers in project business. We recorded substantial growth of 20% in Eastern Europe. The Russian Federation was the driving force behind this trend, while the Ukraine and the Baltic states also saw growth.

Success to continue

The good strategic position of GROHE makes for a positive outlook for 2003. We will achieve our objective of growing at a faster rate than the market by differentiated positioning of the brand and our success in the premium segment. We will emphasize our product innovations in the *Showers and Shower Systems* strategic product group. The classical success factors of brand recognition and a strong distribution network will also be key factors.

Positive outlook for 2003 – GROHE to grow more strongly than the market

Overseas

Highest growth rates at GROHE

In 2002, GROHE achieved the highest growth rates and sales of almost € 240 million in its overseas business. In view of this development, the overseas market will again be the focus of the Group's market-related investments in 2003. We are paving the way for further growth by introducing market-specific product lines and intensifying distribution in the United States, China and Japan.

Higher-than-average growth in North America

Market situation positive

The US market for sanitary technology performed very well, with a rise in new construction and remodeling activities. The Canadian market is just as buoyant.

Geneva and Seabury exceedingly successful

GROHE generated over USD 100 million in sales in the year under review – an achievement attributable above all to the high proportion of growth in business with top customers. The faucet lines *Geneva* and *Seabury* developed for the American market and launched in 2001 and stainless steel kitchen fittings continued to be immensely successful.

We intend to increase brand recognition in 2003 by targeting planners, architects and end customers in our marketing. The IT systems were converted to SAP at the end of 2002/beginning of 2003 in order to reinforce our success factors to date – customer care and service.

Stable growth in the Far East

Change in consumer behavior

In the Far East, the trend has been moving toward higher-quality products since consumers have begun to value bathrooms more. The combination of function, quality and design influences the decision to buy a certain product.

Leading position for GROHE

GROHE is growing steadily in this region. The good economic conditions – coupled with the successful expansion of our distribution network – promise even higher growth in 2003. The new GROHE*ART* lines and the *Freehander®* have been very well received. They add to the reputation of GROHE as a leading brand for top-quality innovative and design-oriented products.

Japan's biggest foreign brand

GROHE continued to grow robustly in Japan and significantly underpinned its position as Japan's biggest foreign brand. Our brand is established as trendsetter and is the most prestigious in Japan's high-quality designer faucet segment. This has contributed to our gaining further market shares and is one of the main reasons why GROHE is becoming more and more prominent in the Japanese market.

New GROHE*ART* product lines are on display at the GROHE Design Square – our exclusive showroom opened in 2002. This venue offers end customers, planners and architects a fresh look at creative bathroom design. We plan to extend distribution to Hokkaido, Kyushu, Aichiken and Hiroshima in 2003.

China – a highly competitive market for GROHE

China's stable economic environment makes it the region's growth driver. In 2002, we recorded high double-digit growth rates in the Middle Kingdom – our most competitive market worldwide. During the fiscal year, we commissioned our assembly plant in Shanghai, extended the Chinese distribution network and increased our market share in new housing construction projects.

We anticipate even stronger growth in the Chinese market in 2003. We are determined to make full use of this growth and to enhance our brand recognition by targeted marketing, for instance by increasing the number of showrooms. We also plan to expand distribution in the Shanghai, Beijing, Chongqing and Chengdu regions, and are aiming to lead the market in high-quality imported fittings in Hong Kong.

Successful business in the ASEAN countries

We successfully expanded our business in the countries of the ASEAN region. The economy has stabilized in this region, and demand for high-quality designer fittings and shower systems continues to grow.


Zedra


Relexa plus Top 4

Volume growth in the Middle East

GROHE achieved substantial volume growth in the Middle East in 2002, with growth driven by the GROHE*ART* and *SanitarySystems* product groups. To further penetrate the market, we have stepped up our customer relationship management activities, e.g. by sponsoring sports events. We have established Grome Egypt in order to strengthen our distribution in selected markets, and have boosted our operations in Turkey by opening another branch.

New sales organization with global responsibility established

In order to expand our global presence, we have organized our sales function into seven international sales regions. The division heads are responsible for building on our market leadership in highly competitive markets and acquiring significant market shares in emerging markets. In Germany, their main task is to generate more growth.

The regional division heads will work closely with an international, interdisciplinary management team from marketing, market service, key accounts and controlling. In this way, we will achieve greater consistency in our brand strategy and improve coordination between the subsidiaries worldwide and the central functions of the GROHE Group.

GROHE hopes that the new sales structure will bring employees closer to the market, increase market penetration, improve staff skills and increase profitability.

Professional customer relationship management

In 2002, GROHE continued its successful marketing for specific target groups. We standardized our internet site www.grohe.com worldwide and increased our global contact with wholesalers and retailers, the trade, planners and architects, especially in the United States.


McLaren Building

Working with the best

Our partnership with McLaren Technology, which we continued in the year under review, plays a key role in communication with our customers. In the McLaren Technology Centre, GROHE has taken up the challenge posed by the architects Norman Foster & Partners, which is to combine cutting-edge technology, functionality and aesthetic design. This partnership enables GROHE to demonstrate its extraordinary professionalism as a complete provider of sanitary products and systems. It not only involves delivering flawless products on time but also providing expert advice for the projects. At the new headquarters of the McLaren Group, currently one of Europe's largest privately financed building developments, GROHE is responsible for the entire ultramodern water management system.

Sponsoring activities for architects and planners

Architects and planners number among the key decision-makers in construction-related projects. We focused on this target group in 2002 by sponsoring architectural awards and conferences:

- The World Architecture Award is presented for the world's best new building.
- The crème de la crème of the international architectural scene met at the World Congress of Architecture 2002 in Berlin, sponsored by GROHE.
- GROHE is also the official partner of the international exhibition "New German Architecture" where outstanding building projects from the last few years are on display.

Expanding in the hotel business

Increasing consolidation means that the hotel market is dominated by fewer and fewer large international chains. In this dynamic environment, GROHE is well on the way to securing and extending its position as an internationally recognized hotel partner. GROHE products have become the standard in this industry due to the brand's reputation for exceedingly high quality. Our partners also benefit from our sales strength, our global presence and our all-round services.

GROHE provides water supply solutions for bathrooms and public areas for hotels of international repute. We concluded further framework agreements with international hotel chains in 2002.

Domestic subsidiaries

Effects of the deteriorating market trend in Germany

The business of the domestic subsidiaries AQUA, Rotter and Eggemann, which mainly operate in the German market with 90% domestic sales, was shaped to a large extent by the continuing decline in the German building industry. Investment in industrial construction tended to be cautious, while public building was hit by massive cost cutting measures. The consolidation of federal, state and local government budgets also produced a sharp drop in sales on the German market which the introduction of new, innovative products failed to offset. We responded to the decrease in sales at our domestic subsidiaries, down by a total of 8.5% to € 57,199 thousand (2001: € 62,492 thousand), by making adjustments to production capacity – such as at AQUA – and cutting costs in almost all the functions of every company.

Despite the poor economic conditions – above all in Germany – we expect to see a certain measure of positive business development, especially thanks to product innovations. We also plan to merge the two companies AQUA and Rotter to pool sanitary systems expertise for public/commercial use.

Grouping public/commercial sanitary competencies by merging AQUA and Rotter

We integrated the Eggemann product series in GROHE Germany's range at the beginning of 2003, while retaining the Eggemann brand familiar to members of the trade and specialist dealers. GROHE Germany's distinct brand presence has thus been extended to the business areas of protective combinations and combination service valves.

H.D. Eichelberg is responsible for the GROHE Group's private label business. It also markets Eichelberg branded products in selected regions in Germany and abroad. Eichelberg was also unable to escape the poor state of the economy in Germany. Sales dropped by a total of 5.1% to € 19,106 thousand (2001: € 20,128 thousand).

We will achieve synergies with the integration of H.D. Eichelberg's production as a "factory within a factory" in the GROHE production at the plant in Hemer and the shipping of Eichelberg products by the GROHE logistics center. The flexibility of production to customer order with fast through-put times will remain. We expect positive effects on business development from tapping new customer potential and from technical innovations and extensions to existing series.



Business Development




Sena

>> Despite difficult market conditions, we achieved a further increase in consolidated sales and EBITDA. We see future growth coming from our foreign markets in particular. <<

Business year 2002

Further growth in consolidated sales

Fueled by growth in our European markets outside Germany and overseas, GROHE Group's sales grew by 2.0% to € 898 million in fiscal year 2002 despite the difficult economic climate. The strategic product groups GROHE*ART*, *Showers and Shower Systems* and *Kitchen Fittings* accounted for much of the increase in consolidated sales.

Foreign sales contributed 75%. Although economic growth slowed, GROHE increased sales by 5.5% to € 433 million in its European markets. € 371 million of this sum relates to sales of our European marketing subsidiaries and € 62 million to direct exports from Germany. Our Eastern European markets performed particularly well, growing by 20.3%.

Outside Europe, GROHE increased sales by 6.4% to € 239 million, of which foreign marketing subsidiaries contributed € 181 million, while direct exports, mainly to the Middle East, accounted for € 58 million. Overseas growth was driven mainly by sales increases in the United States.


Operating income (in € million)
102.1
64.9
46.4
11.4%
7.3%
5.4 %
Operating income
as % of sales
2000
2001
2002


EBITDA* (in € million)
156.4
171.5
179.5
20.0%
19.5%
18.3%
EBITDA
as % of sales
2000
2001
2002

Sales in Germany dropped by 7.9% to € 226 million – this decrease is largely the result of the unexpectedly strong, continuing slump in the market. Including direct exports, total sales for Germany and direct exports from Germany were only 2.9% down on the prior year at € 346 million.

Further improvement in the Group's results of operations

In fiscal year 2002 GROHE achieved a gross profit of € 380.9 million, up 3.5% on the prior year. The gross profit margin increased by 0.6%, a combined result of quantity and price effects. Both rationalization measures and lower raw material prices had a positive effect on margins. The strong decrease in the US dollar against the euro had a negative impact.

GROHE increased its operating income by 57.3% to € 102.1 million. Selling, general and administrative expenses rose by 3.1% to € 235.3 million, slightly higher as a percentage of sales (26.2%) than in the prior year (25.9%). The increase in research and development expenses by € 4.1 million to € 24.2 million is largely due to additional staff to step up R&D activities. Tradename amortization continues to reduce operating income by € 19.3 million. In contrast, the absence of scheduled amortization of goodwill due to a change in accounting principles – which accounted for €35.8 million in the prior year – had a positive impact.

Our EBITDA* again grew at a higher rate than sales, up 4.7% to € 179.5 million, thanks to improving operating activities – in particular through the improvement in the gross profit margin and income from currency hedges.

** Please see page 61 for the definition of EBITDA.*

Further increase in cash flow

The continuous positive business development of GROHE and the decrease in working capital in fiscal year 2002 produced an increase in net cash provided by operating activities of € 4.8 million to € 142.7 million.



Capital expenditures and depreciation (in € million)
39.6
39.6
36.7
38.5
44.8
39.3
2000
2001
2002
Capital expenditur
Depreciation[2]

Net cash used for investing activities increased by € 7.6 million year-on-year to € 41.2 million – mainly as a result of the implementation of SAP.

Net cash used for financing activities mainly consists of scheduled and unscheduled repayments of bank debt. This net cash decreased to € 79.5 million (2001: € 100.0 million) due to a special repayment made from a tax refund.

Cash flow is discussed in detail in the chapter entitled "Operating and Financial Review and Prospects".

Cash flow (in € million)	2000	2001	2002
Net cash provided by operating activities	57.3	137.9	142.7
Net cash used for investing activities	(57.6)	(33.6)	(41.2)
Net cash used for financing activities	(48.2)	(100.0)	(79.5)
Net increase (decrease) in cash and cash equivalents	(48.4)	4.0	21.0
Cash and cash equivalents as of Dec. 31	46.2	50.3	71.3

Net assets and financial position – sound balance sheet structure

The GROHE Group's balance sheet total decreased by € 30.2 million to € 1,322.9 million in fiscal year 2002. Noncurrent assets decreased by a total of € 37.6 million to € 927.4 million. This decrease was primarily due to amortization on the fair value step-up in connection with the acquisition of the shares in Friedrich Grohe AG by Grohe Holding. Current assets (excluding cash and cash equivalents) decreased by a total of € 15.0 million, while unrestricted cash rose by € 21.0 million to € 71.3 million.

[1] *Capital expenditures include software*
[2] *Depreciation without amortization on fair value step-up*


Balance sheet structure (in %), balance sheet total in € million
1,353.1 1,322.9
1,322.9 1,353.1
Current assets 28.7% 29.9%
Property, plant and equipment 17.3% 16.6%
Intangible assets 52.2% 51.6%
Other long-term assets 1.8% 1.9%
2001 2002
Assets
20.6% 17.4% Current liabilities
13.0% 11.4% Long-term debt to related parties and shareholders
54.8% 60.8% Other long-term liabilities
0.2% 0.1% Minority interests in consolidated subsidiaries
11.4% 10.3% Shareholders' equity
2002 2001
Liabilities and shareholders' equity

Current and noncurrent liabilities decreased during the fiscal year, down € 42.0 million to € 1,169.5 million, due above all to the repayment of bank debt of € 79.7 million. An increase in shareholder loans from accrued interest by € 17.8 million and a rise in trade payables, other current liabilities and accrued expenses by a total of € 18.0 million had the opposite effect.

Equity increased by € 11.6 million to € 151.4 million, and the equity ratio rose to 11.4% (2001: 10.3%).

In March and April 2003 GROHE refinanced bank loans and operating credit lines granted to certain subsidiaries, and shareholder loans to Grohe Holding, including those from related parties, of a total volume of € 600 million. € 550 million of this amount involved the repayment of existing loans and shareholder loans and € 50 million related to the provision of a new operating credit line.

We took this step partly in preparation for a potential stock market flotation within the next two years. Apart from better interest margins, the refinancing also increases our flexibility for acquisitions or further borrowings.

Outlook and forecast for 2003

Foreign business secures moderate growth

In a global economic climate that is expected to remain difficult, we are confident that GROHE will achieve moderate sales growth and satisfactory results in 2003 thanks to its international presence.

Our strategic steps in 2003 will focus on the expansion of our international organization. We are paving the way for further growth with the regional realignment of our global network, which commenced in 2002. We will pursue the expansion of our product distribution, concentrating on the United States, Eastern Europe, Japan, China and India. We will tap the Chinese market in particular by opening new sales offices. We are working at top speed with our sales partners in India to launch our products on the subcontinent. We also plan to extend our range by developing further product lines for specific markets. This will allow us to meet the increasing demands of discerning customers and to set ourselves apart from the competition.

We will pool the core competencies of our production plants – and achieve optimized vertical manufacturing – by pressing ahead with the implementation of our medium-term international manufacturing strategy. This will increase the volume of production abroad. We intend to more than double production capacity at our Portuguese plant from 2003. This should help to secure future growth in a highly competitive environment.

We will use GROHE as an umbrella brand in future, significantly extending the high-margin designer range GROHE*ART* across the board and launching the premium range **ART**ICULATION® from 2003. Within the product ranges themselves, we expect to see higher-than-average growth continue for designer fittings and accessories, *Showers and Shower Systems* and the new strategic product group *Kitchen Fittings*, established in 2002.

Investments, R&D and ongoing training for future success

To secure our growth we plan to invest some € 45 million in 2003. In addition to investments in replacement tangible assets, we will channel significant levels of funds into rationalization and extension of capacity. We will also invest in the reorganization of our IT systems.

In response to tougher competition as a result of globalization, we will undertake extensive research and development activities, particularly with a view to continuously developing our product ranges. To boost our innovative strength further, we will continue with basic development, working to an increasing degree on product applications that will meet water standards that are becoming increasingly stringent around the world.

Well-trained people are the key to our success. We will continue our successful training policy in 2003 – as part of the personnel development plan introduced in 2002 and the GROHE qualification model – and give our employees both theoretical and practical training to prepare them for the challenges that lie ahead.



Production



Central foundry



Machining using NC technology

>> GROHE increased production by 6.6% in 2002, once again achieving higher productivity at the same time. The restructuring of manufacturing under the international manufacturing strategy secures our future growth. We have also introduced many optimization measures – from a general process-oriented management system to the certification of all major plants in Germany and the strategic realignment of procurement. <<

Increase in production

During the fiscal year, GROHE, with its 2,977 plant employees (down 170 on 2001) once again increased production, by 6.6% compared to 2001. We manufactured more than 9 million fittings: 3.5 million traditional faucets, 4.6 million one-hand mixers, almost one million thermostats, 3.5 million showers and shower systems and almost 3 million units for filling systems, WC flushing valves, discharge valves and urinal flush valves.

Increase in productivity continues

GROHE continued to build on the progress made in productivity in prior years by constantly optimizing processes and product engineering. Rationalization effects came to around € 12 million in 2002 and we have achieved rationalization effects of almost € 81 million over the last eight years. The additional contribution made by our motivated employees deserves special mention: over 7,100 suggestions were submitted as part of the employee suggestion scheme, saving us € 2.4 million – an all-time record.

We make targeted investments in our rationalization programs – in 2002 we invested € 36.5 million (2001: € 32.5 million) in tangible assets, focusing on new products and the modernization and expansion of production facilities. Further major rationalization projects have been initiated, and we plan to invest some € 39 million in tangible assets in 2003. We also plan to continue with the successful restructuring of the IT systems.

International manufacturing strategy promotes future growth

In order to secure future growth for GROHE in an environment characterized by increasing international competition, we have – supported by the Boston Consulting Group (BCG) – initiated the strategic reorganization of our manufacturing.

The new GROHE international manufacturing strategy is essentially based on the core competencies of the plants, optimized vertical manufacturing and the segmentation of the product range which has already taken place. The processes within and between the plants are enhanced by the concentration of production processes at specialized locations.

We effectively implemented this long-term strategy during the third quarter of 2002 and successfully completed the integration of H.D. Eichelberg's production as a "factory within a factory" at the Hemer plant. In doing so, we were able to offer all of the former Iserlohn employees new positions in Hemer.

We plan to invest over € 34 million in total in all our plants as part of the reorganization of our international manufacturing strategy. Most of this investment will be spent on employee training.

New focus for our group plants

The GROHE Group had twelve plants worldwide in 2002, of which eight were located in Germany. In addition to the three large plants in Hemer, Lahr and Porta Westfalica, our plant in Portugal plays a special role in our strategic considerations: we aim to more than double production capacity here from 2003 onwards.

Strategic realignment optimizes production

While we are expanding the plants in Canada, Thailand and China in order to underpin our growth in these markets by means of a broad and customer-oriented production base, we are integrating the production of the smaller Haldensleben and Eggemann factories with the large plants.

Pre-production casting and machining for the entire Group are concentrated in the main plant in Hemer and in Portugal, with the Hemer plant focusing on the production of GROHE*TEC* products. The Lahr plant plans to build on its surface work and plastic processing competencies – above all for GROHE*ART* products, the *Kitchen Fittings* product group and showers.

The Herzberg plant will assume sole responsibility in future for supplying the growth market of shower systems due to the high level of assembly competency at this location. Porta Westfalica will remain our center of competency for sanitary systems and the assembly of electronic fittings.


Tool management


Part of the fully automated grinding line

Certification, best practice and KAIZEN for top quality

The quality of our products and services is a fundamental strength of the GROHE brand. In order to further expand our position as a global brand, we initiated a comprehensive process-oriented management system for the entire organization in 2002 and received certification under the new ISO 9001:2000 standard for all our major German plants. The international plants are being prepared for the extended certification of the Group in 2003.

We use the "best practice" concept to further optimize quality: this involves a continuous improvement process within the team which, also under the umbrella of quality management, aims to achieve flawless production processes as far as possible.

Following the indisputable successes of the first projects initiated under the "just-in-time" concept, we decided to set up a central coordination unit to supervise larger KAIZEN projects for all production locations.

Nonconformance cost ratio down 10% thanks to Q 2000+

For the third year running, excellent suggestions were made by an ever-increasing number of participants in the GROHE quality promotion program Q 2000+. In spring 2002, the Management Board awarded three prizes in the "Clever Idea", "High Benefit" and "Best Team" categories. The cross-divisional and cross-plant working group "foundry processes" was named best team. Ten employees in this group reduced the nonconformance costs in their division in 2001 by some 30% or € 600 thousand.

Thanks to the projects and measures initiated for process and product improvement, the nonconformance cost ratio in the plants was down 10% on the prior year.

Automated grinding and brushing of stainless steel components





Fully automated assembly of one-hand mixer cartridges

Logistics – faster material flow reduces costs

In spite of the increase in sales and the simultaneous improvement in customer service, we managed to reduce inventories by an annual average of 5% in the production sites and global distribution warehouses thanks to a faster direct material flow.

Logistics work in 2002 centered on the preparation of our processes for the forthcoming implementation of SAP R/3, the tapping of rationalization potential which will allow the distribution centers to increase sales on the basis of existing resources, and the highly successful implementation of the KAIZEN project in the shipping department of the logistics center.

We are confident that the measures introduced to improve volume planning will produce positive results. A team from sales and logistics has succeeded in presenting our projections on a new systematic basis. This will allow us to improve product availability in future and will also give us new scope in terms of reducing inventories.

Strategic realignment of procurement

We have realigned our procurement strategy in order to support all the plants, locations and division with "best in class" purchasing decisions for all materials, products, machinery, equipment, investments and services required.

Optimal utilization of synergies for procurement volumes

This strategy is based on the four pillars of organization, cost optimization, supplier co-development and quality assurance and strengthens the connection between the decentralized units and the central procurement function. With a view to establishing a smaller and optimized supplier base, we plan to introduce a standard evaluation process which will allow us to select the partners to collaborate with on simultaneous engineering to develop new technologies. This will allow us to develop the organization in a global environment and ensure that GROHE will be able to optimally exploit synergies for the procurement volume of € 400 million.

We have already initiated the first projects on supplier co-development and process qualification with our A suppliers.

We have started to implement a standard e-procurement process to support and integrate the procurement processes in the GROHE Group. GROHE employees may now, in accordance with defined guidelines and instructions based on the framework agreements concluded by the central procurement function, independently buy certain products.

Shorter internal lead and procurement times and lower process costs ensure that value added is high and that the entire procurement process can be managed centrally. In line with our procurement strategy, this system is due to be introduced at all locations.

Apart from stepping up our procurement activities in low-wage countries and in the emerging markets of Asia, we have created a new "total cost management" function in order to optimize costs further. The aim of this new function is to implement a systematic process enabling us to analyze the entire value-added chain in conjunction with our suppliers.

During the fiscal year, we reduced procurement costs by 3.8% – especially for metallic raw materials – through targeted measures and long-term agreements with suppliers.



Employees and Environmental Protection



>> GROHE is committed to the concept of sustainability – above all, this means providing employees with extensive welfare services and conserving natural resources. <<

Employees

Our employees are our greatest asset

Our employees are our greatest asset – GROHE owes its success to their commitment, creativity and expertise. The successful implementation of our corporate strategy depends on our ability to recruit and develop qualified and motivated staff.

In aiming to further expand our excellent market position, we develop and support our employees through various means – for example, by our company pension scheme based on employee contributions and by promoting their health and continuous professional development.

Metal workers' company pension scheme

The social security reform gives all employed persons in Germany, GROHE employees included, the opportunity to supplement their state pension with an additional personal pension. GROHE offers its employees the option to join a metal workers' pension scheme under which they contribute a percentage of their pay to the scheme. We have set out the terms of this pension scheme in a group works agreement prepared in collaboration with the works council.

Our employees can choose the type of pension best suited to their personal circumstances from the direct insurance and pension fund alternatives – the first metal workers' pension agreements were concluded at the end of 2002.

Absenteeism down significantly thanks to the employee health promotion scheme

With advice from external consultants, GROHE initiated an employee health promotion scheme at the Hemer plant at the end of 1999. This scheme is designed to reduce absenteeism and increase employee motivation. Around 1,000 employees took part in the scheme, of which 360 were from the assembly department. This scheme has produced encouraging results: the rate of absenteeism has fallen from an average of 7.3% in 1999 to a mere 5.4% in fiscal year 2002.

The success of the scheme is based on a concept developed with the full support of all management members and the works council. It offers employees with few or no days of absence a financial incentive on the one hand, and explores the reasons for absenteeism in structured, individual return to work interviews on the other. In order to incorporate this process into our company policy, we have concluded a works agreement on health management.

The "employee health promotion" project group now implements these measures without external assistance in order to make employees fully aware of the objectives of this scheme and to ensure its long-term success.

Successful structured personnel development

In line with our aim of developing our employees' skills as best we can, we introduced a new personnel development program for all the salaried staff at the German subsidiaries in January 2002. This program will raise the level of professionalism for succession planning, internal recruitment and staff development planning.





The management of all of the GROHE companies conducted structured interviews with their employees for the first time to agree on individual goals. In addition to this, we installed new software which compares each job requirement profile with the employee's qualifications. In conjunction with the first employee interviews, we were able to determine and implement further development measures using IT systems. Around 70% of the profile comparisons generated are stored in a database that is growing constantly. Apart from targeted planning of staff development, the database is an important source of information which enables us to effectively fill internal positions at group level.

The rate of absenteeism among wage earners at the Hemer plant from 1999 to 2002 (in %)



2002
5.4%
2001
5.2%
2000
6.0%
1999
7.3%

New cornerstones of personnel development

We initiated the next round of employee interviews at the beginning of 2003 using two new cornerstones: the GROHE Potential System (GPS) and the GROHE promotion budget for trainees. Both of these schemes are designed to systematically develop high potentials to fill management roles and to offer them prospects and scope for development at GROHE.

GPS – accelerating the in-house development of high potentials

Management trainees and managers with high potential are the target group for GPS. Employees may apply themselves or be put forward by management. High-potential employees are divided into the following three groups: *Promising Youngsters* (23-31 years of age, 1-3 years of experience), *Young Professionals* (26-36 years of age, 3-5 years of experience) and *Advanced Middle Managers* (33-45 years of age, over 5 years of experience).

The two-year program involves a change in location, foreign postings and project work for all participants. This is supplemented by training in business administration, production, communication and presentation skills and self-management for *Promising Youngsters.* For *Young Professionals* and *Advanced Middle Managers* the focus is on creating and improving leadership skills as well as on improving their management, professional, social and methodological competencies. The program is rounded off by one-on-one coaching sessions.

GROHE *promotion budget for successful trainees*

The development of young employees who complete our training program with very good or good grades is supported by the GROHE promotion budget. We assist employees pursuing full-time or part-time degrees, vocational high school certificates, further training and specialist courses by paying the course fees and costs of textbooks as well as providing maintenance grants.

Qualifications are the basis of success

We offer our employees theoretical and practical training on the basis of a standard concept. We conduct in-house and external seminars under the GROHE qualification model. With the support of the human resources function and their managers, employees acquire the relevant professional, methodological and social skills which include cooperation and conflict resolution, openness to changes in roles and team working abilities.

Nationwide training program

At GROHE, personnel development commences on the first day of training: we prepare our new recruits for the tasks ahead of them through an induction week in which we provide them with extensive IT and communications training and key information on the Company. Training also involves placements at other locations, preparatory training courses for the final examinations and seminars for employees throughout the Group to help prepare them for professional life.

Continuous employee training ensures our success

Environmental protection

Improvements in environmental protection

Group-wide environmental management system

As planned, GROHE made considerable progress with the establishment of a group-wide environmental management system in accordance with ISO 14001, and will be ready for certification in 2003.

We have enhanced the Company's legal security on all operating levels by systematically determining the relevant provisions and corresponding action plans and by conducting the first legal compliance audits at all German locations.



Using a bottom-up approach, we analyzed the environmental aspects of all of the Group's relevant functions and identified improvements which are incorporated in the planning for the operating units.

Recycling of residual and waste materials

The disposal partnership entered into many years ago with a leading non-ferrous recycling company also proved its worth in 2002. GROHE now recycles almost all of its metaliferous residual and waste materials.

Energy management

Efficient energy use boosts earnings and increases the contribution to environmental protection made by GROHE. Consumption analyses for our large German plants show considerable savings of some € 1 million per year. We plan to use this potential effectively. We have already invested some € 500 thousand in the Hemer plant, which led to a lasting reduction of 25% (4.5m kWh) in natural gas consumption. We plan to reduce consumption by a further 10% to 15% in 2003.

Financial Information

Grohe Holding GmbH

Operating and Financial Review and Prospects

The discussion and analysis below provides information that we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed below, may affect our projected performance. For example, events such as the war in Iraq, and any further actions which may ensue, could influence the global economical environment substantially and therefore could have a significant impact on our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis is based on historical financial statements for the years ended December 31, 2002, 2001 and 2000, which we prepared in accordance with US GAAP.

All references to euro in the following discussion are in thousands; except where stated.

OVERVIEW

Our business

We are Europe's largest manufacturer of sanitary fittings, based on both volume and value, concentrating on the medium- and high-end of the sanitary products market, according to a report by Consult GB for the year 2002, and, on the basis of publicly available annual reports of our competitors, one of the world's three largest manufacturers of sanitary faucets. We design, manufacture and market an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. We sell our water technology products principally to sanitary products wholesalers who sell them to plumbers and retailers who, in turn, sell them to private residential and commercial end-users. We have a global presence, and we have the largest market share, by value, in Germany, France, the Benelux countries and Austria, our core European markets. Our extensive distribution system includes 19 marketing subsidiaries and relationships with approximately 40 unaffiliated agent companies and allows us to sell our products in approximately 140 countries. Our main production facilities are located in Germany, but we also have production sites in Portugal, Thailand and Canada as well as an assembly plant in China.

We sell most of our products worldwide. Due to different dynamics across geographic areas, management segments our business into the following individual geographic regions.

- *Germany and direct exports.* This segment comprises our activities in Germany and direct exports through our German subsidiary Friedrich Grohe AG & Co. KG to foreign customers mainly in Eastern Europe and the Middle East.
- *European subsidiaries.* This segment covers operations in Europe outside Germany where we have subsidiaries.
- *Overseas subsidiaries.* This segment comprises our activities outside Europe where we have subsidiaries.

Formation of Grohe Holding

Grohe Holding was formed in 1999 and acquired 96.9% of its predecessor Friedrich Grohe AG in that year. In 2000, subsequent to the acquisition, Friedrich Grohe AG was converted from a stock corporation into a limited partnership carrying on business under the name Friedrich Grohe AG & Co. KG. By December 31, 2002 Grohe Holding increased its shareholding in Friedrich Grohe AG & Co. KG to 99.6%.

Since the date of the acquisition, our consolidated earnings have been affected by interest on the acquisition financing and by charges for amortization of goodwill, tradename and depreciation of the fair value step-up of fixed assets. Due to the change in tax status from the conversion of Friedrich Grohe AG and five of our other subsidiaries, certain expenses for amortization and depreciation are tax-deductible in Germany. Since January 1, 2002, we have not recognized goodwill amortization in accordance with SFAS No. 142. This accounting change does not have an impact on the amortization of goodwill for tax purposes.

We received corporate income tax refunds amounting to € 49.3 million on July 24, 2001 as a result of the conversion of Friedrich Grohe AG and five subsidiaries into limited partnerships which we recognized as a current asset in the course of the purchase price allocation for Friedrich Grohe AG. We used these tax refunds to repay principal on our senior credit facility in July and August 2001.

Impact of new accounting standards on our financial statements and results of operations

We adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also prohibits the scheduled amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using a fair value based method. We determine fair value by utilizing discounted cash flows. The fair value test that SFAS No. 142 requires for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured, and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets, including unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in step one. In the second step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities as in a hypothetical purchase price allocation.

We amortized goodwill acquired in business combinations completed before July 1, 2001 through December 31, 2001. As of January 1, 2002, we stopped amortizing goodwill. In connection with the transitional impairment evaluation required by SFAS No. 142, we performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. We completed the first step of the transitional assessment for all of our reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. We performed the first annual goodwill impairment test required by SFAS No. 142 as of July 1, 2002, and there was no indication of goodwill being impaired as of that date. An adverse development of operations in any of our reporting units or in the business environment in which the reporting units operate could require us to revise our expectations about future cash flows on which the computation of fair value is based. In that case, there may be an impairment charge in future periods that could significantly affect our operating income and financial position. As of the date of this report, we are not aware of any events or circumstances that could result in the recognition of an impairment charge in any of our reporting units.

Since we ceased amortizing goodwill as of January 1, 2002 due to the changes in accounting principles described above, our results for the year ended December 31, 2002 are not directly comparable with our results for the years ended December 31, 2001 and 2000, in which we recorded charges for goodwill amortization in the amount of € 35,758 and € 35,397, respectively. Taking into account income tax effects of € 5,105 each year, our net loss would have improved by € 30,653 and € 30,292 to a net income of € 540 and € 8,352 for the years ended December 31, 2001 and 2000, respectively, if SFAS No. 142 had already been in effect in those years.

Critical accounting policies

We prepare our financial statements in accordance with US GAAP. US GAAP requires us to make estimates and assumptions which underlie the preparation of our financial statements. These estimates and assumptions, and the accounting methods that we select, affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We regularly review our estimates and assumptions underlying the reported amounts, which are based on historical experience and on various other factors and assumptions which results could differ from those estimates. For a summary of our significant accounting policies, please refer to Note 3 to our consolidated financial statements. In addition to the accounting for goodwill described above, we believe that the following critical accounting policies are affected by significant judgments and estimates that we use in preparing our consolidated financial statements. You should consider the related judgments and uncertainties affecting the application of these policies when evaluating our results of operations and our financial condition.

Impairment of other long-lived assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires us to recognize an impairment loss when the carrying amount of long-lived assets to be held and used is not recoverable from their expected undiscounted future cash flows. SFAS No. 144 requires all long-lived assets to be disposed of by sale to be recorded at the lower of their carrying amount or fair value less cost to sell and to cease depreciation or amortization. We evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In 2002 management approved a new international manufacturing strategy described below under "Trend information – Manufacturing – New international manufacturing strategy". One element of the new manufacturing strategy is to centralize production of some smaller plants at our larger facilities. We have tested for impairment in accordance with SFAS No. 144 three properties that we will no longer use for production. We classified these properties as held and used, as we still use the properties to some extent, and SFAS No. 144 does not allow classification of these properties as held for sale until they are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets. We recorded an impairment loss of € 2,328 on two of these properties in the year 2002. We determined the fair values of these properties on the basis of expert appraisals.

Accounting for income taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, deferred taxes are provided for temporary differences between the respective accounting and tax base for assets and liabilities. Further, we recognize deferred tax assets for net operating loss carryforwards and tax credit carryforwards, and, if it is more likely than not that such deferred tax assets will not be realized in future periods, we reduce them by a valuation allowance. Particularly in Germany, we have accumulated significant loss carryforwards for corporate income tax purposes.

We have realized and continue to realize tax benefits from the conversion of Friedrich Grohe AG to Friedrich Grohe AG & Co. KG and the conversion of five other subsidiaries from limited liability companies to limited partnerships. Such benefits relate primarily to increases in the tax base of certain assets for amortization and depreciation purposes. We cannot assure you that the German tax authorities will accept the valuation and the amortization and depreciation period allocation. We and our German subsidiaries are currently subject to a tax field audit by German tax authorities which will cover, among other things, the benefits resulting from the conversion. If the expected tax benefits from the conversion are not fully realized, this change ultimately would result in reduced loss carryforwards for corporate income tax purposes and require us to write down the deferred tax asset set up for these loss carryforwards. Currently, there is no limitation on the length of time and the amount of losses that may be carried forward in Germany for corporate income tax purposes. Should the tax laws be changed in that respect, this change also may require us to write down our deferred tax assets that we established for loss carryforwards in Germany and could affect our income adversely.

Pension and similar obligations

We maintain a number of unfunded pension plans covering substantially all our German employees who joined the Company before January 1, 2001. As of that date, new hires are not entitled to participate in these plans. The plans provide for the payment of retirement benefits and certain disability and survivor benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. Generally, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. In addition, we maintain a funded pension plan for our employees in the United States. The actuarial computation of pension liabilities recognized in our consolidated balance sheet for our German pension plans is based on assumptions about discount rates, rates of compensation increase, increases in the social security ceiling, increases in the cost of living, mortality rates and retirement rates. Changes in the actuarial assumption can have a significant impact on the projected benefit obligation which amounted to € 167,309 as of December 31, 2002. For instance, a reduction in the discount rate would result in a significant increase in the projected benefit obligation. According to SFAS No. 87, "Employers' Accounting for Pensions", the assumed discount rate reflects the rates at which the pension benefits could be settled effectively. While we used a discount rate of 6.0% in the actuarial calculations for German pension plans in 2001, we used a discount rate of 5.5% in 2002. The reduction reflects the general decline in interest rates in the capital markets. This change, as well as the other changes in actuarial assumptions, resulted in actuarial losses of € 7,715 in the year 2002. In accordance with SFAS No. 87, we defer gains and losses resulting from changes in actuarial assumptions. Our total unrecognized actuarial losses at December 31, 2002 amounted to € 13,729. We amortize any unrecognized gain or loss as a component of our net periodic pension cost for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of a plan's assets. If amortization is required, the amount of amortization that we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Our total net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 recognized in the income statement amounted to € 14,206, € 8,543 and € 13,509, respectively. In 2001 net periodic pension cost included a one-time curtailment gain of € 5,358. Excluding this one-time gain, our net periodic pension cost for 2001 would have been € 13,901. Service cost included in net periodic pension cost amounted to € 4,975, € 5,151 and € 5,233 in the years ended December 31, 2002, 2001, and 2000, respectively. Interest cost included in net periodic pension cost amounted to € 9,096, € 8,770 and € 8,367 for the years ended December 31, 2002, 2001, and 2000, respectively.

Contingencies

We recognize accrued liabilities for contingencies when we incur an obligation to a third party, the payment is probable, and we can reasonably estimate the amount of the liability.

Due to the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have appealed the conversion into a limited partnership and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG. However, we consider it remote that these claims will prevail.

Also, some minority shareholders are seeking to have the amount of the cash settlement offer examined in an arbitration procedure. If the court determines a higher amount is payable, this would apply to 50,195 shares of minority shareholders. The corresponding cash payment required would be deemed additional acquisition costs for these shares of Friedrich Grohe AG and, consequently, result in the recognition of additional goodwill.

We believe that the remediation activities in the years 2001 and 2002 significantly reduced identified environmental risks. However, we are not in a position to estimate total maximum possible remediation costs as of the date of this report due to changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the possible discovery of previously unidentified contamination.

We refer to Note 17 of our annual consolidated financial statements for further details.

OPERATING RESULTS

The following table sets out certain information with respect to our net income (loss):

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Sales	898,262	880,781	855,474
Cost of sales	(517,321)	(512,549)	(512,163)
Gross profit	**380,941**	**368,232**	**343,311**
Selling, general and administrative expenses	(235,314)	(228,196)	(221,498)
Research and development expenses	(24,190)	(20,066)	(20,873)
Amortization of goodwill	0	(35,758)	(35,397)
Amortization of tradename	(19,341)	(19,341)	(19,124)
Operating income	**102,096**	**64,871**	**46,419**
Interest expense, net	(67,083)	(76,961)	(84,012)
Income from equity method investees	938	216	579
Financial income (loss) from derivatives	23,696	(20,494)	(4,734)
Other expense, net	(8,588)	(2,650)	(2,559)
Income (loss) before income taxes, minority interests and extraordinary items	**51,059**	**(35,018)**	**(44,307)**
Income tax (expense) benefit	(26,332)	5,828	28,353
Income (loss) before minority interests and extraordinary items	**24,727**	**(29,190)**	**(15,954)**
Minority interests	(1,176)	(923)	(2,978)
Net income (loss) before extraordinary items	**23,551**	**(30,113)**	**(18,932)**
Extraordinary loss, net of applicable income taxes	0	0	(3,008)
Net income (loss)	**23,551**	**(30,113)**	**(21,940)**

The following table sets out certain information with respect to our net income (loss) as a percentage of sales:

	Year ended December 31, 2002 %	Year ended December 31, 2001 %	Year ended December 31, 2000 %
Sales	100.0	100.0	100.0
Cost of sales	(57.6)	(58.2)	(59.9)
Gross profit	**42.4**	**41.8**	**40.1**
Selling, general and administrative expenses	(26.2)	(25.9)	(25.9)
Research and development expenses	(2.7)	(2.3)	(2.4)
Amortization of goodwill	0.0	(4.0)	(4.1)
Amortization of tradename	(2.1)	(2.2)	(2.3)
Operating income	**11.4**	**7.3**	**5.4**
Interest expense, net	(7.4)	(8.7)	(9.8)
Income from equity method investees	0.1	0.0	0.1
Financial income (loss) from derivatives	2.6	(2.3)	(0.6)
Other expense, net	(1.0)	(0.3)	(0.3)
Income (loss) before income taxes, minority interests and extraordinary items	**5.7**	**(4.0)**	**(5.2)**
Income tax (expense) benefit	(3.0)	0.7	3.3
Income (loss) before minority interests and extraordinary items	**2.7**	**(3.3)**	**(1.9)**
Minority interests	(0.1)	(0.1)	(0.3)
Net income (loss) before extraordinary items	**2.6**	**(3.4)**	**(2.2)**
Extraordinary loss, net of applicable income taxes	0.0	0.0	(0.4)
Net income (loss)	**2.6**	**(3.4)**	**(2.6)**

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

Sales

Our total sales increased by € 17,481 or 2.0% from € 880,781 in the year ended December 31, 2001 to € 898,262 in the year ended December 31, 2002. We attribute this growth in total sales to:

- an increase in sales volume of a total of € 24,561 or 2.8%;
- an increase in sales prices of € 6,250 or 0.7%; and
- unfavorable currency fluctuations of € 13,330 or 1.5% as a consequence of invoicing in foreign currencies.

Total sales in our Germany and direct exports segment decreased by € 10,160 or 2.9% from € 356,227 in the year ended December 31, 2001 to € 346,067 in the year ended December 31, 2002. Total sales in Germany decreased by € 19,443 or 7.9% from € 245,382 in the year ended December 31, 2001 to € 225,939 in the year ended December 31, 2002. We attribute this decrease to an ongoing difficult economic environment and continuing weak market conditions. We estimate that the German sanitary products market declined by approximately 10% in 2002. Thus, in Germany, we performed slightly better than the market. Direct exports increased from € 110,845 in the year ended December 31, 2001 to € 120,128 in the year ended December 31, 2002. This increase was largely due to an increase in direct exports to Eastern Europe by € 8,627 or 20.7% from € 41,664 in the year ended December 31, 2001 to € 50,291 in the year ended December 31, 2002. Total sales in Eastern Europe, including sales by our European subsidiaries, increased by € 9,022 or 20.3% from € 44,460 in the year ended December 31, 2001 to € 53,482 in the year ended December 31, 2002. Direct exports to the Middle East increased only slightly by € 214 to € 56,784 in the year ended December 31, 2002 as volume growth was offset by unfavorable currency fluctuations of € 3,831.

Total sales in our European subsidiaries segment increased from € 357,232 in the year ended December 31, 2001 by € 13,380 or 3.7% to € 370,612 in the year ended December 31, 2002. This development was primarily attributable to:

- sales increases in France by € 4,910 or 5.5% from € 88,848 in the year ended December 31, 2001 to € 93,758 in the year ended December 31, 2002;
- sales increases in Spain by € 3,793 or 8.8% from € 43,192 in the year ended December 31, 2001 to € 46,985 in the year ended December 31, 2002;
- sales increases in the United Kingdom by € 2,348 or 10.4% from € 22,488 in the year ended December 31, 2001 to € 24,836 in the year ended December 31, 2002;
- stable sales in Italy, where sales amounted to € 52,511 in the year ended December 31, 2002 compared to € 52,254 in the year ended December 31, 2001; and

- lower consumer confidence in the economic development in certain countries which resulted in sales decreases mainly in:
  - the Netherlands, by € 2,643 or 3.7% from € 71,928 in the year ended December 31, 2001 to € 69,285 in the year ended December 31, 2002; and
  - Austria, by € 1,122 or 4.8% from € 23,266 in the year ended December 31, 2001 to € 22,144 in the year ended December 31, 2002.

Including direct exports to European markets of € 62,435 in the year ended December 31, 2002, total sales in Europe increased by € 22,432 or 5.5% from € 410,615 in the year ended December 31, 2001 to € 433,047 in the year ended December 31, 2002.

Total sales in our Overseas subsidiaries segment increased by € 14,261 or 8.5% from € 167,322 in the year ended December 31, 2001 to € 181,583 in the year ended December 31, 2002. This increase was primarily due to increases in sales in:

- the United States of € 11,754 or 11.4% from € 103,064 in the year ended December 31, 2001 to € 114,818 in the year ended December 31, 2002. Sales in this period were impacted by unfavorable foreign currency fluctuations of € 5,206; and
- the Far East, excluding Japan, of € 2,271 or 7.4% from € 30,664 in the year ended December 31, 2001 to € 32,935 in the year ended December 31, 2002.

Sales in overseas markets, including direct exports to this region of € 57,693 in the year ended December 31, 2002, increased by € 14,492 or 6.4% from € 224,784 in the year ended December 31, 2001 to € 239,276 in the year ended December 31, 2002.

As a result of the different sales trends in Germany and abroad, sales in foreign markets, which increased by € 36,924 or 5.8% from € 635,399 in the year ended December 31, 2001 to € 672,323 in the year ended December 31, 2002, represent 74.8% of our total sales in the year ended December 31, 2002 compared to 72.1% in the year ended December 31, 2001. Sales in Europe, excluding Germany, accounted for 48.2% and in overseas markets for 26.6% of total sales in the year ended December 31, 2002. Accordingly, sales in Germany decreased to 25.2% of our total sales in the year ended December 31, 2002.

Cost of sales

Our cost of sales includes the costs of raw material, purchased parts and direct labor, as well as manufacturing overheads and depreciation. The main raw material that we use is brass which is also a significant component of purchased parts.

Cost of sales increased by € 4,772 or 0.9%, from € 512,549 in the year ended December 31, 2001 to € 517,321 in the year ended December 31, 2002.

The cost of sales to sales ratio of 58.2% for the year ended December 31, 2001 decreased to 57.6% in the year ended December 31, 2002.

In addition to the factors described under "Sales", better fixed cost absorption due to higher production volume, cost-cutting rationalization measures in production and a significantly lower brass price compared to the year 2001 favorably influenced the cost of sales to ratio. Also reduced step-up depreciation in the six months ended December 31, 2002 compared to the same period in 2001 positively impacted cost of sales. Costs related to the reorganization of our plants which we primarily incurred in the three months ended December 31, 2002 partially offset these effects.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses increased by € 7,118 or 3.1%, from € 228,196 in the year ended December 31, 2001 to € 235,314 in the year ended December 31, 2002. Selling expenses increased due to higher personnel and freight expenses as well as one-time expenses related to the reorganization of our sales organization. This increase was partially offset by lower advertising expenses. Higher general and administrative expenses were primarily due to increased costs for professional services in the year ended December 31, 2002, partially offset by a decrease in provisions for doubtful accounts and lower personnel expenses. Selling, general and administrative expenses as a percentage of sales remained stable at 26.2% in the year ended December 31, 2002 compared to 25.9% in the year ended December 31, 2001.

Amortization of goodwill and tradename

In accordance with SFAS No. 142, we stopped amortizing goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". Amortization of goodwill amounted to € 35,758 in the year ended December 31, 2001. Taking into account income tax effects of € 5,105, our net loss of € 30,113 would have been improved by € 30,653 to net income of € 540 for the year ended December 31, 2001, if SFAS No. 142 had been in effect for that year and we had not amortized our goodwill. Compared to 2001, amortization of tradename remained unchanged at € 19,341 in the year ended December 31, 2002.

Interest expense, net

Net interest expense decreased by € 9,878 or 12.8% from € 76,961 in the year ended December 31, 2001 to € 67,083 in the year ended December 31, 2002. This decrease was mainly due to principal payments on our long-term debt to banks in the second half of 2001 and in July 2002 and to lower interest rates on our long-term debt to banks in 2002. The reduction of our interest charge from these effects was partially offset by an increase in accrued interest on loans from related parties and shareholders. The interest expense that we recorded on these loans increased by € 1,848 due to compound interest. We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

Financial income (loss) from derivatives

We conduct business on a worldwide basis in various international currencies and are exposed to adverse movements in foreign currency exchange rates. Furthermore, we use financial instruments such as bonds and long-term debt to banks. As a consequence, we may be exposed to risks from changes in interest rates. We use derivative financial instruments to reduce such risks. Without the use of these instruments we would face even higher market risks. We do not enter into financial instruments for trading or speculative purposes. We record derivative instruments at fair value in our consolidated balance sheets with the change in fair value reflected in our statement of operations.

We incurred net losses from derivatives of € 20,494 in the year ended December 31, 2001. This changed by € 44,190 to net income from derivatives of € 23,696 in the year ended December 31, 2002.

Foreign currency derivatives

We reduce the risk on cash flows from anticipated sales and accounts receivable in foreign currencies by entering into foreign currency derivative contracts to sell foreign currency amounts which we expect to receive in US dollars, Japanese yen, British pounds and Canadian dollars, at a fixed euro to foreign currency exchange rate. Until December 31, 2002, we did not designate our foreign currency derivatives as accounting hedges and included all gains and losses on these instruments resulting from the mark to market at the balance sheet date or realized upon settlement of these instruments in financial income from derivatives on a net basis.

Our net loss from currency derivatives of € 15,438 in the year ended December 31, 2001 improved by € 43,390 to net income from currency derivatives of € 27,952 in the year ended December 31, 2002. Most of the net loss in 2001 and the net gain in 2002 relates to our US dollar foreign currency derivatives. Generally, if the US dollar falls against the euro, we make gains from changes in fair market value of our US dollar forward currency contracts, and, if the US dollar rises against the euro, we incur losses from changes in fair market value of our US dollar forward currency contracts. In 2002 the US dollar fell against the euro by approximately 15% and we earned € 25,313 from US dollar derivative contracts. Of these gains in 2002, € 17,472 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and € 7,841 related to gains realized upon the settlement of contracts. In 2001, the US dollar rose against the euro by approximately 5%, and we lost € 15,433 from our US dollar forward contracts. Of these losses in 2001, € 7,934 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and € 7,499 related to losses realized upon the settlement of contracts.

Interest rate derivatives

We hold interest rate swap and collar agreements. With our swap agreements, we exchange the short-term variable rate related to our long-term debt to banks for a long-term variable rate with a capped total interest. Our interest rate derivatives do not meet the requirements for hedge accounting, and, consequently, we include changes in fair market value at balance sheet date as well as interest differentials paid or received under our interest rate derivative instruments in financial income from derivatives.

Our net loss from interest rate derivatives of € 5,056 in the year ended December 31, 2001 decreased by € 800 to € 4,256 in the year ended December 31, 2002. We incurred losses from our interest rate derivatives in both periods because of the ongoing decline in short-term interest rates and the relatively low level of short-term interest rates compared to long-term interest rates.

Other expense, net

Net other expense increased by € 5,938 from € 2,650 in the year ended December 31, 2001 to € 8,588 in the year ended December 31, 2002. We attribute this increase to:

- an increase in foreign currency transaction losses of € 7,346 from € 3,314 in the year ended December 31, 2001 to € 10,660 in the year ended December 31, 2002;
- a decrease in foreign currency transaction gains of € 1,539 from € 4,365 in the year ended December 31, 2001 to € 2,826 in the year ended December 31, 2002;
- a real estate transfer tax of € 1,300 in the year ended December 31, 2002. We incurred no such real estate transfer tax in the year ended December 31, 2001;
- professional services of € 4,071 in the year ended December 31, 2001 which were mainly related to the financing of the acquisition of Friedrich Grohe AG, the implementation of US GAAP reporting procedures, the filing of a registration statement with the US Securities and Exchange Commission and the syndication of the supplementary facility. We recorded no expenses for such services as other expense in the year ended December 31, 2002; and
- an increase in other miscellaneous income, net, of € 176 from € 370 in the year ended December 31, 2001 to € 546 in the year ended December 31, 2002.

Income tax (expense) benefit

Our income tax benefit of € 5,828 recorded for the year ended December 31, 2001 changed by € 32,160 to an income tax expense of € 26,332 for the year ended December 31, 2002. We mainly attribute the increase in income tax expense to the change in our pretax results from a pretax loss of € 35,018 in the year ended December 31, 2001 to pretax income of € 51,059 in the year ended December 31, 2002. In addition, the following factors influence the amount of our income tax charge/benefit in the years 2002 and 2001.

Our theoretical income tax expense for the year ended December 31, 2002 determined using the 2002 statutory tax rate of 38.2% would have been € 19,507 compared to an actual income tax expense of € 26,332. The difference of € 6,825 is mainly due to the tax effect of € 4,386 from non tax-deductible expenses, an increase of € 1,999 in valuation allowances on deferred tax assets and additional German income taxes and foreign withholding taxes of € 1,559 provided for the future payout of foreign retained earnings as dividends. These effects were partially offset by a foreign tax rate differential of € 2,737, as the average effective tax rate on foreign income was lower than the German statutory tax rate.

Our theoretical income tax benefit for the year ended December 31, 2001 determined using the 2001 statutory tax rate of 38.2% would have been € 13,377 compared to an actual income tax benefit of € 5,828. The difference of € 7,549 is mainly due to the tax effect of € 13,488 from amortization of non tax-deductible goodwill and other non tax-deductible expenses, which was partly offset by tax benefits of € 2,855 from a change in tax status of subsidiaries and tax effects of € 2,228 from dividend distributions by German subsidiaries.

Minority interests

Minority interests increased by € 253 from € 923 in the year ended December 31, 2001 to € 1,176 in the year ended December 31, 2002.

Net income (loss)

Our net income increased by € 53,664 from a net loss of € 30,113 in the year ended December 31, 2001 to net income of € 23,551 in the year ended December 31, 2002.

Our net loss for the year ended December 31, 2001 included goodwill amortization charges of € 35,758. Pursuant to SFAS No. 142, we recorded no goodwill amortization charges for the year ended December 31, 2002. Net of income tax effects of € 5,105, our net loss of € 30,113 for the year ended December 31, 2001 would have been improved by € 30,653 to a net income of € 540 if SFAS No. 142 had already been in effect in that year.

Adjusted consolidated EBITDA

Our adjusted consolidated EBITDA increased by € 8,002 or 4.7% from € 171,501 in the year ended December 31, 2001 to € 179,503 in the year ended December 31, 2002. We define adjusted consolidated EBITDA as earnings before interest expense, income taxes, depreciation and amortization, noncash charges (charges not resulting in cash outflows in the current or future periods), income from equity method investees not received as a cash distribution, extraordinary items and noncash financial income/loss from derivatives. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the consolidated financial statements for the years ended December 31, 2002 and 2001 is as follows:

Year ended December 31,	2002 € '000	2001 € '000
Net income (loss) as reported in the consolidated statements of operations	23,551	(30,113)
Income from equity method investees not received as a cash distribution	(540)	0
Income tax expense (benefit)	26,332	(5,828)
Interest expense as reported in the consolidated statements of operations	70,407	80,328
Depreciation expense	47,872	54,078
Amortization of software	4,020	3,372
Amortization of goodwill and tradename	19,341	55,099
Noncash charges	4,639	765
Noncash financial (income) loss from derivatives	(16,119)	13,800
Adjusted EBITDA	**179,503**	**171,501**

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Sales

Our total sales increased by € 25,307 or 3.0% from € 855,474 in the year ended December 31, 2000 to € 880,781 in the year ended December 31, 2001. This growth in total sales was attributable to:

- an increase in sales volume of a total of € 8,866 or 1.0%;
- favorable currency fluctuations of € 1,572 or 0.2% as a consequence of invoicing in foreign currencies; and
- an increase in sales prices of € 14,869 or 1.8%.

Total sales in our Germany and direct exports segment decreased by € 4,989 or 1.4% from € 361,216 in the year ended December 31, 2000 to € 356,227 in the year ended December 31, 2001. Total sales in Germany decreased by € 19,486 or 7.4% from € 264,868 in the year ended December 31, 2000 to € 245,382 in the year ended December 31, 2001. We attribute this decrease to ongoing unfavorable market conditions and a reduction of inventories by wholesalers. Direct exports increased by € 14,497 or 15.0% from € 96,348 in the year ended December 31, 2000 to € 110,845 in the year ended December 31, 2001. This increase was largely due to an increase in sales in Eastern Europe by € 15,282 or 57.9% from

€ 26,382 in the year ended December 31, 2000 to € 41,664 in the year ended December 31, 2001. Also our direct exports to the Middle East increased by 2,317 or 4.3% from € 54,253 in the year ended December 31, 2000 to € 56,570 in the year ended December 31, 2001.

Total sales in our European subsidiaries segment increased by € 16,981 or 5.0% from € 340,251 in the year ended December 31, 2000 to € 357,232 in the year ended December 31, 2001. The growth in sales was primarily attributable to sales increases in the following countries:

- France by € 3,736 or 4.4% from € 85,112 in the year ended December 31, 2000 to € 88,848 in the year ended December 31, 2001;
- the Netherlands by € 3,544 or 5.2% from € 68,384 in the year ended December 31, 2000 to € 71,928 in the year ended December 31, 2001;
- Spain by € 3,665 or 9.3% from € 39,527 in the year ended December 31, 2000 to € 43,192 in the year ended December 31, 2001; and
- the United Kingdom by € 3,314 or 17.3% from € 19,174 in the year ended December 31, 2000 to € 22,488 in the year ended December 31, 2001.

Including direct exports to European markets, which amounted to € 53,383 in the year ended December 31, 2001, our total sales in Europe increased by € 29,940 or 7.9% from € 380,675 in the year ended December 31, 2000 to € 410,615 in the year ended December 31, 2001.

Total sales in our Overseas subsidiaries segment increased by € 13,315 or 8.6% from € 154,007 in the year ended December 31, 2000 to € 167,322 in the year ended December 31, 2001. This increase was primarily due to increases in sales in:

- the United States by € 7,951 or 8.4% from € 95,113 in the year ended December 31, 2000 to € 103,064 in the year ended December 31, 2001. This increase is largely attributable to price increases of € 3,630 and favorable foreign currency fluctuations of € 3,280 and, to a lower extent, to volume increases;
- Far East, excluding Japan, which was influenced by a very strong fourth quarter 2001, by € 2,200 or 7.8% from € 28,318 in the year ended December 31, 2000 to € 30,518 in the year ended December 31, 2001; and
- Japan by € 1,446 or 7.1% from € 20,260 in the year ended December 31, 2000 to € 21,706 in the year ended December 31, 2001 with the sales being strongly influenced by unfavorable foreign currency fluctuation of € 1,949 in 2001.

Sales in overseas markets, including direct exports to this region amounting to € 57,462 in the year ended December 31, 2001, increased by € 14,853 or 7.1% from € 209,931 in the year ended December 31, 2000 to € 224,784 in the year ended December 31, 2001.

As a result of the different sales trends in Germany and abroad, our sales in foreign markets, which increased by € 44,793 or 7.6% from € 590,606 in the year ended December 31, 2000 to € 635,399 in the year ended December 31, 2001, represent 72.1% of our total sales in the year ended December 31, 2001 compared to 69.0% in the year ended December 31, 2000. Sales in Europe excluding Germany accounted for 46.6% and in overseas markets for 25.5% of total sales in the year ended December 31, 2001. Accordingly, sales in Germany decreased to 27.9% of our total sales in the year ended December 31, 2001.

Cost of sales

Cost of sales increased by € 386 or 0.1% from € 512,163 in the year ended December 31, 2000 to € 512,549 in the year ended December 31, 2001.

The cost of sales to sales ratio of 59.9% for the year ended December 31, 2000 decreased to 58.2% for the year ended December 31, 2001.

In addition to the factors described under "Sales" above, the cost of sales to sales ratio was favorably influenced by cost-cutting rationalization measures in production. These positive effects overcompensated for increases in manufacturing costs per unit, which mainly resulted from a lower production volume compared to the previous year, the increase in raw material prices, and changes in product mix.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by € 6,698 or 3.0% from € 221,498 in the year ended December 31, 2000 to € 228,196 in the year ended December 31, 2001. Selling expenses increased due to higher personnel and higher advertising expenses.The increase in advertising expenses was largely due to additional costs related to the ISH in 2001, the most important biennial international trade fair for the sanitary industry in Europe. On the other hand, commissions for agents decreased considerably mainly due to our new sales organization in Germany that uses only its own employees rather than sales agents. Higher general and administrative expenses resulted from higher personnel expenses due to additional staff, a one-time compensation effect in the second quarter and an increase in provisions for doubtful accounts. Selling, general and administrative expenses as a percentage of sales remained stable at 25.9% in the year ended December 31, 2001 compared to the year ended December 31, 2000.

Amortization of goodwill and tradename

Amortization of goodwill and tradename was nearly unchanged in 2001 compared to 2000 as there were no significant acquisitions during the year ended December 31, 2001. Amortization of goodwill amounted to € 35,397 in the year ended December 31, 2000 compared to € 35,758 in the year ended December 31, 2001. Amortization of tradename amounted to € 19,124 in the year ended December 31, 2000 compared to € 19,341 in the year ended December 31, 2001.

Interest expense, net

Net interest expense decreased by € 7,051 or 8.4% from € 84,012 in the year ended December 31, 2000 to € 76,961 in the year ended December 31, 2001. This decrease was mainly due to the refinancing measures taken in November 2000 and principal payments in 2001. We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

Financial loss from derivatives

Our financial loss from derivatives increased by € 15,760 from € 4,734 in the year ended December 31, 2000 to € 20,494 in the year ended December 31, 2001. The net loss from currency derivatives increased by € 13,523 from € 1,915 in the year ended December 31, 2000 to € 15,438 in the year ended December 31, 2001. This development was mainly due to changes in the fair market value of US dollar forward exchange contracts caused by fluctuations in the US dollar to euro exchange rates. The net loss from interest rate derivatives increased by € 2,237 from € 2,819 in the year ended December 31, 2000 to € 5,056 in the year ended December 31, 2001.

Other expense, net

Net other expense increased slightly by € 91 or 3.6% from € 2,559 in the year ended December 31, 2000 to € 2,650 in the year ended December 31, 2001. We attribute this increase to:

- an increase in foreign currency transaction losses of € 2,470 from € 844 in the year ended December 31, 2000 to € 3,314 in the year ended December 31, 2001;
- a decrease in foreign currency transaction gains of € 308 from € 4,673 in the year ended December 31, 2000 to € 4,365 in the year ended December 31, 2001;
- a real estate transfer tax of € 3,579 in the year ended December 31, 2000. We incurred no such real estate transfer tax in the year ended December 31, 2001;
- a minor increase in professional services of € 9 from € 4,062 in the year ended December 31, 2000 to € 4,071 in the year ended December 31, 2001. In the year ended December 31, 2000 these professional services were indirectly related to the acquisition, related to the financing of the acquisition and related to the conversion of Friedrich Grohe AG. In the year ended December 31, 2001 these professional services were also related to the implementation of US GAAP reporting procedures, the filing of a registration statement with the US Securities and Exchange Commission, and the syndication of the supplementary facility; and
- a decrease in miscellaneous income of € 883 from € 1,253 in the year ended December 31, 2000 to € 370 in the year ended December 31, 2001.

Income tax (expense) benefit

Our income tax benefit for the year ended December 31, 2001 of € 5,828 is not directly comparable to the income tax benefit for the year ended December 31, 2000 of € 28,353 because the actual statutory tax rate decreased to 38.2% in the year ended December 31, 2001 compared to 51.4% in the year ended December 31, 2000. This decrease was due to a reduction of the German corporate income tax rate from 40.0% to 25.0% effective January 1, 2001.

Our theoretical income tax benefit for the year ended December 31, 2001 determined using the 2001 statutory tax rate of 38.2% would have been € 13,377 compared to an actual income tax benefit of € 5,828. The difference of € 7,549 was mainly due to the tax effect of € 13,488 from amortization of non tax-deductible goodwill and other non tax-deductible expenses, which were partly offset by tax benefits of € 2,855 from a change in tax status of subsidiaries and tax effects of € 2,228 from dividend distributions by German subsidiaries.

Our theoretical income tax benefit for the year ended December 31, 2000 determined using the 2000 statutory tax rate of 51.4% would have been € 22,773 compared to an actual income tax benefit of € 28,353. The difference of € 5,580 was mainly the result of the change in German tax laws in 2001 resulting in a tax benefit of € 13,304, tax effects from dividend distributions by German subsidiaries of € 2,621 and a foreign tax rate differential of € 3,041, which were partly offset by the tax effect of € 14,523 from amortization of non tax-deductible goodwill and other non tax-deductible expenses.

Minority interests

Minority interests decreased by € 2,055 or 69.0% from € 2,978 in the year ended December 31, 2000 to € 923 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction of minority shares in Friedrich Grohe AG in the first half of the year 2000.

Net loss

The net loss increased by € 8,173 or 37.3% from € 21,940 in the year ended December 31, 2000 to € 30,113 in the year ended December 31, 2001.

Adjusted consolidated EBITDA

Our adjusted consolidated EBITDA increased by € 15,136 or 9.7% from € 156,365 in the year ended December 31, 2000 to € 171,501 in the year ended December 31, 2001.

A reconciliation between adjusted consolidated EBITDA and net loss as reported in the consolidated financial statements for the years ended December 31, 2001 and 2000 is as follows:

Year ended December 31,	2001 € '000	2000 € '000
Net loss as reported in the consolidated statements of operations	(30,113)	(21,940)
Extraordinary loss, net of applicable income taxes	0	3,008
Income from equity method investees not received as a cash distribution	0	(579)
Income tax benefit	(5,828)	(28,353)
Interest expense as reported in the consolidated statements of operations	80,328	88,437
Depreciation expense	54,078	55,890
Amortization of software	3,372	3,588
Amortization of goodwill and tradename	55,099	54,521
Noncash charges	765	1,793
Noncash financial loss from derivatives	13,800	0
Adjusted EBITDA	**171,501**	**156,365**

LIQUIDITY AND CAPITAL RESOURCES

Overview

In 1999 we purchased our predecessor Friedrich Grohe AG in several transactions. We originally financed these transactions with equity, loans provided by shareholders and related parties and various bank loans. We refinanced part of the bank loans in November 2000 with the proceeds from issuing € 200,000 of 11.5% senior notes, which notes we also refer to as bonds. The bonds mature in November 2010 and bear interest at a fixed rate of 11.5%. We refinanced our senior bank loans in March 2003 as described below. We have entered into interest rate swap and collar agreements to mitigate the interest rate risk from our long-term debt to banks. We believe that our operating cash flows will be sufficient to service interest and scheduled repayments of our debt. Detailed information about the maturity of our long-term obligations is provided below under "Tabular disclosure of contractual obligations".

Refinancing of debt in March and April 2003

In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility.The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to € 550,000, and the new revolving facility, in an aggregate amount of up to € 50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009.The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period should exceed six months, at the end of six months.The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B.The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

We used the new senior credit facility to repay the senior credit facility and a portion of the outstanding loans from related parties and shareholders.The loans from related parties and shareholders are subordinated to our 11.5% senior notes. Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. In April 2003, we paid the noteholders who consented to the amendments and waivers a fee of 7.25% of the nominal value of the bonds that they held.The aggregate fee amounted to approximately € 12.9 million. We will include the consent fee and any expenses related to the consent solicitation process in other expense in our consolidated statements of operations as incurred.

We will charge unamortized debt issuance costs related to the refinanced senior credit facility and the repaid portion of the loans from shareholders and related parties to interest expense at the respective repayment dates of these debt instruments. We will capitalize and amortize debt issuance costs related to the issuance of the new senior credit facility to interest expense pursuant to the effective interest method.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below market rate at the inception of the loans, we imputed interest at a rate of 11.5% for accounting purposes. We credited the difference between the net present value of the loans at their inception and the cash amount received from shareholders and related parties against additional paid in capital and deferred taxes at inception of the loans. As of December 31, 2002, the total amount accrued in the balance sheet for these loans amounted to € 172,674, which approximates fair market value.

As required by applicable accounting standards, we will account for the partial repayment of the loans from shareholders and related parties as a capital transaction.

Working capital

As in previous years, we intend to finance working capital requirements from funds that our operations generated. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At December 31, 2002 and 2001, we had available € 70,058 and € 30,051 lines of credits with several banks. An amount of € 51,129 of the credit lines as of December 31, 2002 represents senior bank loan facility E. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

Capital expenditures

We finance our capital expenditures primarily from operating cash flows, except for capital expenditures on the expansion of our production facilities. Investment in new plants has, in the past, partly been financed by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

Historical cash flows

The following table sets out certain information with respect to our cash flows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Cash flows from operating activities:			
Net income (loss)	23,551	(30,113)	(21,940)
Minority interests in income of subsidiaries	1,176	923	2,978
Extraordinary loss	0	0	4,775
Adjustments to reconcile net income to net cash provided by operating activities	72,059	118,710	86,108
Changes in operating assets and liabilities	45,962	48,339	(14,640)
Net cash provided by operating activities	**142,748**	**137,859**	**57,281**
Net cash used for investing activities	(41,184)	(33,574)	(57,649)
Net cash used for financing activities	(79,498)	(100,016)	(48,163)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,044)	(234)	159
Net increase (decrease) in cash and cash equivalents	**21,022**	**4,035**	**(48,372)**
Cash and cash equivalents			
At beginning of year	50,277	46,242	94,614
At end of year	**71,299**	**50,277**	**46,242**

Net cash provided by operating activities

Net cash provided by operating activities increased by € 4,889 or 3.5% from € 137,859 in the year ended December 31, 2001 to € 142,748 in the year ended December 31, 2002.

In July 2001 we received an income tax refund of € 49,340 which we included in other current assets at December 31, 2000. We used this tax refund to repay long-term debt to banks. Not including the one-time effect from this tax refund, our cash flow from operating activities improved by € 54,229 in the year ended December 31, 2002 compared to the year ended December 31, 2001. In addition to the ongoing positive development of our operations, we attribute this increase mainly to:

- a decrease in interest payments of € 17,710 from € 67,098 in the year ended December 31, 2001 to € 49,388 in the year ended December 31, 2002. This decrease is mainly due to principal payments on long-term debt to banks in the second half of 2001 and July 2002 and lower interest rates on our bank debt;

- working capital requirements for accounts receivable, inventories and accounts payable were also reduced in the year 2002 compared to 2001. Due to better inventory management, we significantly reduced our inventories in 2001. This positive effect on working capital requirements in 2001 was almost completely offset by an increase in accounts receivable and decreased accounts payable in 2001. Though our sales volume increased by 2.8% in 2002, inventories remained almost at the same level in 2002 compared to 2001. Decreases in accounts receivable and increases in accounts payable, which were at an exceptional high at year end 2002, were the main factors for the reduction in working capital requirements in 2002;
- movements in prepaid expenses and other assets which decreased by € 4,796 in 2001 (€ 54,136, net of the one-time effect of tax refunds of € 49,340) compared to a decrease of € 9,217 in 2002; and
- movements in other accrued expenses and liabilities, which decreased by € 12,342 in 2001 and increased by € 11,097 in 2002. The decrease in 2001 related primarily to accruals for interest payments. The increase in 2002 relates primarily to accrued payroll and personnel-related expenses.

These positive effects on our operating cash flows in the year ended December 31, 2002 compared to the year ended December 31, 2001 were partly offset by higher income tax payments, which increased by € 6,554 from € 14,931 (net of the one-time effect of tax refunds of € 49,340) in the year ended December 31, 2001 to € 21,485 in the year ended December 31, 2002. Income tax payments mainly increased because of higher operating results of group companies.

Net cash from operating activities increased by € 80,578 or 140.7% from € 57,281 in the year ended December 31, 2000 to € 137,859 in the year ended December 31, 2001. We attribute this development to an increase in cash flow provided by current operations of € 17,599 and a movement in operating assets and liabilities of € 62,979. Net operating assets increased by € 14,640 in the year ended December 31, 2000 and decreased by € 48,339 in the year ended December 31, 2001.

We attribute the increase in cash flows from current operations of € 17,599 in the year ended December 31, 2001 compared to the year ended December 31, 2000 to a € 6,875 reduction of interest payments from € 73,973 in the year ended December 31, 2000 to € 67,098 in the year ended December 31, 2001 and to the continuing positive development of current operations in the year ended December 31, 2001.

The decrease in net operating assets of € 48,339 in the year ended December 31, 2001 was mainly caused by decreases in prepaid expenses and other assets of € 54,136 and decreases in inventories of € 22,287 which were partly offset by increases in accounts receivable of € 15,578 and decreases in other accrued expenses and liabilities of € 12,342.

We attribute the increase in accounts receivable in the year ended December 31, 2001 compared to the year ended December 31, 2000 to increased export sales as payment terms for the export business are longer than for domestic sales. The increase in accounts receivable was further impacted by higher sales in the fourth quarter of 2001 compared to the fourth quarter of 2000. We reduced inventories at year end 2001 in order to decrease net working capital and related financing costs. The decrease in prepaid expenses and other assets in the year ended December 31, 2001 was mainly due to a tax refund of € 49,340 received in July 2001. We used this refund to repay long-term debt to banks.

Net cash used for investing activities

Our investing activities comprise investments in tangible and intangible assets. In the year ended December 31, 2000, our investing activities also included purchases of shares from minority shareholders. We also refer to investments in property, plant and equipment and in intangible assets as capital expenditures. Investments in intangible assets relate essentially to software.

Net cash used for investing activities increased by € 7,610 or 22.7% from € 33,574 in the year ended December 31, 2001 to € 41,184 in the year ended December 31, 2002. Cash used for investments into property, plant and equipment increased by € 4,039 and cash used for investments in intangible assets increased by € 4,057. The increases mainly relate to the introduction of a new standard software system (SAP R/3) and the necessary computer hardware systems required for this software. In 2002, about 84% of our capital expenditures related to our Germany and direct exports segment, 7% to our European subsidiaries segment and 9% to our Overseas subsidiaries segment. In 2001, 77% of our capital expenditures related to our Germany and direct exports segment, 10% to our European subsidiaries segment and 13% to our Overseas subsidiaries segment.

Proceeds from the sale of property, plant and equipment increased by € 668 from € 2,727 in the year ended December 31, 2001 to € 3,395 in the year ended December 31, 2002. These proceeds include cash received for the sale of former production sites and training centers of the Company.

Net cash used for investing activities decreased by € 24,075 or 42.0% from € 57,649 in the year ended December 31, 2000 to € 33,574 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction in cash used for purchases of shares from minority shareholders by € 23,333. Capital expenditures decreased from € 39,551 in the year ended December 31, 2000 to € 36,675 in the year ended December 31, 2001. In 2000, 76% of our capital expenditures related to our Germany and direct exports segment, 14% to our European subsidiaries segment and 10% to our Overseas subsidiaries segment.

Net cash used for financing activities

Net cash used for financing activities decreased by € 20,518 or 20.5% from € 100,016 in the year ended December 31, 2001 to € 79,498 in the year ended December 31, 2002. Our principal payments on long-term debt decreased by € 28,494 from € 108,216 in the year ended December 31, 2001 to € 79,722 in the year ended December 31, 2002. In 2001 principal payments were partly financed by a tax refund of € 49,340. The decrease in cash used for principal payments was partly offset by movements in restricted cash, which decreased by € 7,667 in 2001 and increased by € 1,324 in 2002. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks.

In the year ended December 31, 2001 net cash used for financing activities amounted to € 100,016 compared to net cash used for financing activities of € 48,163 in the year ended December 31, 2000.

We attribute net cash used for financing activities in the year ended December 31, 2001 to:

- principal payments on long-term debt to banks of € 108,216; and
- a decrease in restricted cash of € 7,667.

We attribute net cash used for financing activities in the year ended December 31, 2000 to:

- principal payments on long-term debt to banks of € 314,147. These payments relate to the refinancing through the issuance of bonds in November 2000 in an amount of € 261,432 and scheduled principal payments of € 52,715;
- proceeds from the issuance of bonds in an amount of € 200,000 in November 2000;
- proceeds from the issuance of long-term debt to banks of € 98,522. These proceeds mainly relate to the refinancing in November 2000 of € 76,694; and
- an increase in restricted cash by € 30,295.

Net cash flow

Cash and cash equivalents amounting to € 50,277 as of December 31, 2001 increased by € 21,022 or 41.8% to € 71,299 as of December 31, 2002.

Cash and cash equivalents amounting to € 46,242 as of December 31, 2000 increased by € 4,035 or 8.7% to € 50,277 as of December 31, 2001.

Cash and cash equivalents amounting to € 94,614 as of December 31, 1999 decreased by € 48,372 or 51.1% to € 46,242 as of December 31, 2000.

Under the senior credit facility, we agreed to deposit at the request of the lenders, cash that we received from subsidiaries, whose shares were pledged to the lenders, into a bank account from which no withdrawals could be made without their written consent. The lenders agreed to permit withdrawals from the bank account provided that they had not declared an event of default under the credit agreements. No events of default had occurred. We refinanced the senior credit facility in March 2003 as described above.

Investment of surplus cash

We invest any surplus cash in euro deposit accounts held with financial institutions. Under the senior credit facility, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

RESEARCH AND DEVELOPMENT

We consider research and development a major factor in securing our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status.

Our research and development efforts generally concentrate on:

- creating new and innovative products;
- improving and expanding existing product lines;
- developing new components; and
- using innovative materials and processes.

In recent years the development of modular and integrated systems, such as shower panels and bathroom systems, has also become increasingly important.

In order to maintain our innovative strength, we conduct various research projects for the development of basic technologies such as in the field of nanotechnology/new surface properties mainly with external institutes and universities. We keep track of new materials developments systematically and conduct extensive testing with partners, in order, for instance, to ensure that we stay below the permitted levels of metal leaching into drinking water, which are becoming more stringent around the world. We used tested and standardized components, materials and methods to a greater extent in our research and development projects in 2002 which resulted in the desired cost improvements. We segregate pre-development and series development to meet our high quality standards such as those for product life and surface quality. We expect our strategy for the selection and integration of system suppliers to provide us with information on technological trends at an early stage so that we may take these trends into account in subsequent product development. Suppliers also may be involved in the early stages of development projects in order to provide their specific expertise.

To optimize internal communication, we have taken the first steps toward promoting knowledge sharing and more intensive use of existing synergies. We aim for ongoing exchange of technology and experience and the establishment and maintenance of a communication network as the fundamental element for setting up a comprehensive knowledge management system.

Our research and development activities in the year ended December 31, 2002 included the enhancement of our product ranges which were presented at the ISH fair 2003 and the adaptation of products for international markets. Also in 2002, we synchronized processes that we previously performed in sequence to accelerate the development of new products. In 2001 and 2000, our research and development projects particularly included the development of a new shower program such as the innovative *Freehander®* and *Taron* shower panel and the development of preproduction samples and pilot lot production for the new *Tenso* and *Atrio* product lines. We presented these product lines at the ISH fair 2001. In the year 2000 we implemented an engineering data management, or EDM, system throughout the group in order to access existing product data from all locations and to use this data to continue the development of new products.

Research and development expenses amounted to € 24,190, € 20,066 and € 20,873 in the years ended December 31, 2002, 2001 and 2000, respectively. We attribute the increase in the year ended December 31, 2002 mainly to expenses for additional personnel in research and development. As a percentage of sales, research and development expenditures increased slightly from 2.4% and 2.3% in the years ended December 31, 2000 and 2001, respectively, to 2.7% in the year ended December 31, 2002.

TREND INFORMATION

Industry trends. Although it is difficult to assess growth rates in the worldwide sanitary products industry, we estimate that the sanitary fittings segment has achieved an average compound annual sales growth rate of approximately six percent over the past ten years in Western Europe, North America and Japan, measured by value of demand. Major factors which have contributed to growth in the sanitary products industry in Western Europe and North America would appear to include changing demographics, changing consumer preferences to favor more expensive products with higher design standards and more advanced technological features, an increasing trend towards a greater number of water delivery points per dwelling and increasing renovation activity. Growth in the sanitary products industry in emerging markets generally results from population growth, greater disposable income and increasing penetration of western sanitary standards. We believe that growth in tourism in emerging markets has also contributed to demand for higher quality sanitary products in those markets.

Regional trends. During the year ended December 31, 2002 sales in Germany and direct exports decreased by 2.9%, sales by European subsidiaries increased by 3.7% and sales by Overseas subsidiaries increased by 8.5%. The decrease of 2.9% in Germany and direct exports results from a decrease in sales in Germany by 7.9% partly offset by an increase in direct exports of 8.4%, especially related to exports to eastern European countries. We attribute the decrease in sales in Germany to ongoing unfavorable market conditions. We estimate that the German sanitary products market declined approximately 10% in 2002. For 2003, the industry, specialist trade and specialist wholesalers expect little recovery. While remodeling demand is likely to decrease further, a positive trend is becoming apparent in non-residential construction. However, we do not expect a fundamental recovery of the German sanitary products market any time before 2004. We expect around 2% growth in sanitary products sales in our European markets for 2003. The high growth in Eastern Europe over the last few years has flattened out, although individual markets are still showing strong growth rates. We will attempt to increase sales at a rate faster than the market rate within our European subsidiaries segment. We also expect further growth in our overseas markets including in the United States. Provided a stabilization of the political situation in the Middle East and a positive development of the economy in Japan, we expect a positive development in our Middle and Far East markets.

Manufacturing – New international manufacturing strategy. In 2002 our management approved a new international manufacturing strategy aimed at cutting costs and further streamlining operations. This strategy will involve all our plants. We expect that the strategy will allow our plants to focus on their core competencies and improve the workflow within and among our plants. We intend to shift production volume of some of our smaller production sites in Germany to our larger manufacturing facilities. We have already integrated the production of our subsidiary H.D. Eichelberg at our plant in Hemer, and we will move production from our plant in Haldensleben to Hemer and Lahr during the first half of 2003. Additionally, we plan to integrate the production of our subsidiary Eggemann at our plant in Hemer in the second half of 2003. Our plant in Portugal plays an important role in our strategic considerations, and beginning in 2003 we intend to increase production capacity there.

Distribution. Our distribution system generally follows the three-step process common to the sanitary products industry in most developed markets: from the manufacturers to the sanitary products wholesalers, from the sanitary products wholesalers to the installers and retailers and from the installers and retailers to private residential and commercial end-users. Further developments in distribution, including a growing level of sophistication in retail distribution, will favor premium brands like GROHE, which can offer an extensive range of products and solutions. Furthermore, consolidation in wholesale distribution will create larger wholesale companies which concentrate on key brands which have superior product and system innovations and special logistical capabilities.

Economic conditions and construction activity. The demand for our products is directly affected by general economic conditions, including gross domestic product growth, interest rates and labor costs in those countries in which we operate. We are particularly exposed to fluctuations in Germany and the rest of Western Europe.

Our business is dependent on construction activity in the markets in which we operate. For example, approximately 30% of our annual sales are attributable to the new construction segment of the construction industry, while the remainder is attributable to the building repairs, maintenance and improvement segment of the construction industry.

Effects of currency fluctuations and inflation. We transact business around the world, including in 130 countries outside the European Union and in more than ten currencies. During the year ended December 31, 2002, we generated approximately 30% of our revenues in currencies other than the euro and we expect this percentage to increase in the future. Changes in foreign currency exchange rates, therefore, can affect our ability to sell our products at satisfactory prices and can affect the value of our foreign assets, revenues, liabilities and costs when reported in euros and, therefore, our financial condition or results of operations.

Price of certain raw materials. During the year ended December 31, 2002, approximately 62% of our raw material costs related to brass and brass machining and forging parts and approximately 32% of our raw material costs related to plastic components. Accordingly, our production costs are directly impacted by fluctuations in the price of these raw materials. Particularly, prices for brass have been volatile in the past.

Future acquisitions. We will continue to explore acquisitions of related businesses to enhance our existing products and expand the geographic and industry scope of our business as an important element of our growth strategy. We cannot assure you that we will be able to identify and acquire suitable companies on acceptable terms. However, any businesses that we acquire, together with any indebtedness that we incur, would have an impact on our results of our operations.

New products. In 2002, we earned more than 25% of our revenues through the sale of products launched after January 1, 2000. Our results of operations depend upon our ability to continue to introduce new products with attractive performance and design characteristics at competitive prices in order to compete successfully in our markets.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off-balance sheet arrangements except for the following. As is customary in the industry, we sell our products to some customers against bills of exchange. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, a financial institution acting on its behalf, to pay a specified amount against the bill of exchange at maturity. If we endorse these bills of exchange to our bank, we receive its value in cash after deduction of a discount. Should the drawee default upon maturity of the bill of exchange, we are liable for the debt. At December 31, 2002, the maximum possible recourse against us upon default of the drawee on these transactions was to € 4,300.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations existing as of December 31, 2002:

	Payments due by period				
	2003	2004 to 2005	2006 to 2007	Thereafter	Total
	€ '000	€ '000	€ '000	€ '000	€ '000
Long-term debt to banks	73,184	162,051	114,402	3,501	353,138
Bonds	0	0	0	200,000	200,000
Long-term debt to related parties and shareholders	0	0	0	172,674	172,674
Capital lease obligations	656	460	58	0	1,174
Operating leases	4,820	6,494	1,009	5,057	17,380
Unconditional purchase obligations	132,640	1,676	0	0	134,316
Total	**211,300**	**170,681**	**115,469**	**381,232**	**878,682**

Consolidated Financial Statements

Independent Auditors' Report

To Grohe Holding GmbH:

We have audited the accompanying consolidated balance sheet of Grohe Holding GmbH and subsidiaries as of December 31, 2002 and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grohe Holding GmbH and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany

April 4, 2003

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Groß	Voß
Wirtschaftsprüfer	Wirtschaftsprüfer

Independent Auditors' Report

To Grohe Holding GmbH:

We have audited the accompanying consolidated balance sheet of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and the related statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany

April 23, 2002

Arthur Andersen

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft mbH

Groß	Voß
Wirtschaftsprüfer	Wirtschaftsprüfer

This independent auditors' report is a copy of the previously issued report, the predecessor auditor has not reissued the report.

Consolidated Statements of Operations

	Note	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Sales	3	898,262	880,781	855,474
Cost of sales		(517,321)	(512,549)	(512,163)
Gross profit		**380,941**	**368,232**	**343,311**
Selling, general and administrative expenses	3	(235,314)	(228,196)	(221,498)
Research and development		(24,190)	(20,066)	(20,873)
Amortization of goodwill		0	(35,758)	(35,397)
Amortization of tradename		(19,341)	(19,341)	(19,124)
Total operating expenses		**(278,845)**	**(303,361)**	**(296,892)**
Operating income		102,096	64,871	46,419
Interest income		3,324	3,367	4,425
Interest expense		(70,407)	(80,328)	(88,437)
Income from equity method investees		938	216	579
Financial income (loss) from derivatives		23,696	(20,494)	(4,734)
Other income		5,000	7,178	9,915
Other expense	4	(13,588)	(9,828)	(12,474)
Income (loss) before income taxes, minority interests and extraordinary items		**51,059**	**(35,018)**	**(44,307)**
Income tax (expense) benefit	5	(26,332)	5,828	28,353
Income (loss) before minority interests and extraordinary items		**24,727**	**(29,190)**	**(15,954)**
Minority interests		(1,176)	(923)	(2,978)
Net income (loss) before extraordinary items		**23,551**	**(30,113)**	**(18,932)**
Extraordinary loss, net of applicable income taxes of € 1,767 for the year ended December 31, 2000	6	0	0	(3,008)
Net income (loss)		23,551	(30,113)	(21,940)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

ASSETS	Note	December 31, 2002 € '000	December 31, 2001 € '000
Current assets			
Cash and cash equivalents	3	71,299	50,277
Restricted cash	3	31,274	29,950
Accounts receivable			
Trade accounts receivable less allowance for doubtful accounts of € 6,455 and € 6,708 at December 31, 2002 and 2001, respectively	3	143,203	154,608
Due from equity method investees		1,810	2,997
		145,013	157,605
Inventories	7	108,195	109,580
Deferred income taxes	5	5,146	8,081
Prepaid expenses		1,498	2,685
Land and buildings held for sale	3	0	5,881
Other current assets	8	33,050	24,067
Total current assets		395,475	388,126
Investments in equity method investees		1,510	970
Deferred income taxes	5	1,329	1,866
Other noncurrent assets	11	22,321	21,844
Property, plant and equipment	9		
Land, buildings and improvements, net		129,162	136,123
Equipment and machinery, net		28,309	41,757
Other factory and office equipment, net		48,274	49,375
Advances and construction in process		13,261	7,231
		219,006	234,486
Intangible assets	10		
Tradename, net		226,817	246,004
Software and other intangible assets, net		11,226	6,980
Intangible pension asset		202	286
		238,245	253,270
Goodwill, net		445,011	452,555
Total assets		1,322,897	1,353,117

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	December 31, 2002 € '000	December 31, 2001 € '000
Current liabilities			
Current maturities of long-term debt to banks	14	73,184	52,707
Current maturities of capital leases	14	656	1,519
Short-term debt to banks	12	4,054	4,313
Trade accounts payable		34,599	26,511
Current tax liabilities		16,780	12,254
Other accrued expenses and current liabilities	13	142,910	137,491
Total current liabilities		272,183	234,795
Noncurrent liabilities			
Long-term debt to banks	14	279,954	379,201
Long-term debt to related parties	14	133,148	119,415
Long-term debt to shareholders	14	39,526	35,449
Bonds	14	200,000	200,000
Capital leases	14	518	657
Pension and similar obligations	15	152,400	143,436
Other accrued expenses and noncurrent liabilities		16,435	15,514
Deferred income taxes	5	75,297	83,037
Total noncurrent liabilities		897,278	976,709
Commitments and contingencies	17		
Minority interests in consolidated subsidiaries		2,068	1,845
Shareholders' equity	16		
Share capital		51,374	51,003
Additional paid in capital, net of subscription receivable of € 283 and € 267 at December 31, 2002 and 2001, respectively		163,204	158,472
Deferred compensation		(1,788)	0
Accumulated deficit		(57,510)	(81,061)
Accumulated other comprehensive income (loss)		(3,912)	11,354
Total shareholders' equity		151,368	139,768
Total liabilities and shareholders' equity		1,322,897	1,353,117

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Note	Share capital € '000	Additional paid in capital € '000
Balance at December 31, 1999		50,893	129,639
Increase in additional paid in capital related to the modification of long-term debt to shareholders and related parties	14		28,626
Comprehensive income (loss):			
Net loss			
Foreign currency translation adjustment			
Total comprehensive loss			
Balance at December 31, 2000		50,893	158,265
Capital increase	16	110	267
Subscription receivable	16		(267)
Treasury share transaction			97
Increase in additional paid in capital related to long-term debt to shareholders and related parties	14		110
Comprehensive income (loss):			
Net loss			
Foreign currency translation adjustment			
Minimum pension liability adjustment	15		
Total comprehensive loss			
Balance at December 31, 2001		51,003	158,472
Capital increase	16	371	1,163
Deferred compensation charge	16		3,569
Amortization of deferred compensation			
Comprehensive income (loss):			
Net income			
Foreign currency translation adjustment			
Minimum pension liability adjustment			
Total comprehensive income			
Balance at December 31, 2002		51,374	163,204

		Accumulated other comprehensive income		
Deferred compensation € '000	Accumulated deficit € '000	Foreign currency translation adjustment € '000	Minimum pension liability € '000	Total shareholders' equity € '000
0	(29,008)	5,912	0	**157,436**
				28,626
	(21,940)			(21,940)
		3,902		3,902
				(18,038)
0	(50,948)	9,814	0	**168,024**
				377
				(267)
				97
				110
	(30,113)			(30,113)
		1,765		1,765
			(225)	(225)
				(28,573)
0	(81,061)	11,579	(225)	**139,768**
				1,534
(3,569)				0
1,781				1,781
	23,551			23,551
		(15,008)		(15,008)
			(258)	(258)
				8,285
(1,788)	(57,510)	(3,429)	(483)	**151,368**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Cash flows from operating activities:				
Net income (loss)		23,551	(30,113)	(21,940)
Minority interests in income of subsidiaries		1,176	923	2,978
Extraordinary loss	6	0	0	4,775
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation of fixed assets	9	47,872	54,078	55,890
Amortization of goodwill and tradename	10	19,341	55,099	54,521
Amortization of software and other intangibles	10	4,020	3,372	3,588
Impairment of long-lived assets	3	2,858	765	1,793
Deferred income taxes		(4,418)	(24,116)	(47,437)
Income from equity method investees		(938)	(216)	(579)
Noncash compensation		1,781	0	0
Gains from disposal of long-lived assets, net		(148)	(34)	(409)
Changes in fair market value of derivative financial instruments without impact on cash, net	19	(16,119)	13,800	0
Accrued interest on long-term debt to shareholders and related parties	14	17,810	15,962	18,741
Changes in operating assets and liabilities				
Accounts receivable		9,910	(15,578)	(23,417)
Inventories	7	(1,297)	22,287	(6,937)
Prepaid expenses and other assets		9,217	54,136	(19,287)
Accounts payable		8,088	(3,835)	4,413
Pension and similar obligations	15	8,947	3,671	9,347
Other accrued expenses and liabilities		11,097	(12,342)	21,241
Net cash provided by operating activities		**142,748**	**137,859**	**57,281**

	Note	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Cash flows used for investing activities:				
Purchases of property, plant and equipment		(36,549)	(32,510)	(35,774)
Proceeds from sale of property, plant and equipment		1,435	2,727	5,444
Proceeds from sale of property, plant and equipment to related parties		1,960	0	0
Purchases of intangible assets		(8,222)	(4,165)	(3,777)
Purchases of shares from minorities		(206)	(209)	(23,542)
Dividends received from equity method investees		398	583	0
Net cash used for investing activities		**(41,184)**	**(33,574)**	**(57,649)**
Cash flows used for financing activities:				
(Increase) decrease in restricted cash	3	(1,324)	7,667	(30,295)
Increase (decrease) in short-term debt to banks	12	36	0	(196)
Decrease in short-term debt to related parties	12	0	0	(1,301)
Proceeds from issuance of long-term debt to shareholders and related parties	14	0	378	0
Proceeds from issuance of long-term debt to banks	14	0	0	98,522
Principal payments on long-term debt to banks	14	(79,722)	(108,216)	(314,147)
Proceeds from issuance of bonds	14	0	0	200,000
Proceeds from issuance of shares	16	1,534	110	0
Purchase of treasury shares	16	0	(905)	0
Sale of treasury shares	16	0	1,002	0
Dividends paid to minorities		(22)	(52)	(746)
Net cash used for financing activities		**(79,498)**	**(100,016)**	**(48,163)**
Effect of foreign exchange rate changes on cash and cash equivalents		(1,044)	(234)	159
Net increase (decrease) in cash and cash equivalents		21,022	4,035	(48,372)
Cash and cash equivalents				
At beginning of year		50,277	46,242	94,614
At end of year		71,299	50,277	46,242
Supplemental disclosure of cash flow information				
Interest paid		49,388	67,098	73,973
Income taxes paid (benefits received), net		21,485	(34,409)	18,870
Other payments to related parties		1,273	1,153	3,349

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

All amounts in thousands of euro; except where stated

1. THE COMPANY

Grohe Holding GmbH ("GROHE", "Grohe Holding" or "the Company") with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

GROHE and its subsidiaries form a group of companies ("GROHE Group") engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. GROHE designs, manufactures and markets an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems.

GROHE's brand strategy focuses on a single global brand, GROHE, under which it markets the product ranges: GROHE*ART*, GROHE*TEC*, *SanitarySystems*, *Showers and Shower Systems*, and *Kitchen Fittings*. The GROHE*ART* product range consists of high-end sanitary fittings and accessories. The GROHE*TEC* product range consists of medium-end sanitary fittings and accessories. *SanitarySystems* consists of flushing and installation systems.

The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. GROHE's major markets are Germany, rest of Europe, North America, the Middle East and the Far East.

2. FORMATION AND BASIS OF PRESENTATION

Grohe Holding was formed in 1999 to acquire Friedrich Grohe AG. At December 31, 1999 Grohe Holding had acquired 96.9% of the shares of Friedrich Grohe AG. Subsequently, Friedrich Grohe AG was converted into Friedrich Grohe AG & Co. KG in the year 2000. Grohe Holding acquired further nonvoting preferred shares from minority shareholders in different transactions in 2000. The purchase price paid for the acquisitions in 2000 totaled € 23,542. Goodwill arising from the acquisitions in 2000 totaled € 9,348 and as a result the economic ownership of Friedrich Grohe AG & Co. KG increased from 96.9% as of December 31, 1999 to 99.6% as of December 31, 2000.

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

The Company maintains its financial records in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany ("German GAAP"). Generally accepted accounting principles in Germany vary in certain significant respects from US GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements are in accordance with US GAAP.

The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interests represent the shares held by outside shareholders in the fully consolidated companies.

Minority interests represent the 0.4% separate ownership in Friedrich Grohe AG & Co. KG and Friedrich Grohe AG & Co. KG's wholly owned subsidiaries, the 26.3% separate ownership in Grohe Siam Ltd., Klaeng, the 0.8% separate ownership in AQUA Butzke GmbH (formerly Aqua Butzke-Werke AG), Ludwigsfelde, and the 30.3% separate ownership in Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH, Berlin, as of December 31, 2002 and 2001.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting currency and foreign currency translation

The Company's previous reporting currency was the deutsche mark ("DM"). On January 1, 2001 it determined that its reporting currency should be the euro. It has therefore restated all periods ended prior to January 1, 2001 as if the euro was its reporting currency prior to that date.

Effective January 1, 1999 the exchange rate between national currencies of the euro participating countries, including Germany, were irreversibly fixed against the euro. Balances at January 1, 1999 have been restated into euro using the fixed exchange rate of DM 1.95583 to the euro and the financial statements for the year ending December 31, 2000 have been restated into euro using that fixed exchange rate.

The Company follows the translation policy as provided by Statement of Financial Accounting Standards Board SFAS No. 52, "Foreign Currency Translation". The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally the local currency of the country in which the subsidiary is located. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at the balance sheet dates. Income and expense items are translated at the average exchange rate prevailing throughout the year. Adjustments to prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement are included in accumulated other comprehensive income in the consolidated financial statements.

Transactions denominated in foreign currencies are recorded in euro at the rate of exchange in effect at the date of the transaction and are subsequently adjusted to the exchange rate in effect at the balance sheet date or settlement date, if earlier, which resulted in foreign currency transaction gains of € 2,826, € 4,365 and € 4,673 and losses of € 10,660, € 3,314, and € 844 for the years ended December 31, 2002, 2001 and 2000, respectively. These gains and losses have been included in other income or other expense of the respective periods. Net gains and (losses) from currency derivatives of € 27,952, € (15,438) and € (1,915) are recognized in financial income from derivatives for the years ended December 31, 2002, 2001 and 2000, respectively. Total net currency gains or (losses) amounted to € 20,118, € (14,387) and € 1,914 in the years ended December 31, 2002, 2001 and 2000, respectively.

The exchange rates of the currencies of the European Monetary Union member states used in the consolidated financial statements correspond to the fixed euro conversion rates since January 1, 1999. The exchange rates of other significant currencies reflected in the consolidated financial statements are as follows:

Euro exchange rates at		December 31, 2002	December 31, 2001
1	US dollar	0.96	1.13
1	Canadian dollar	0.61	0.71
1	pound sterling	1.53	1.64
100	Singapore dollar	55.11	60.98
100	Thailand baht	2.12	2.44
100	Japanese yen	0.80	0.86

Euro average exchange rates		Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
1	US dollar	1.06	1.11	1.08
1	Canadian dollar	0.68	0.72	0.73
1	pound sterling	1.59	1.61	1.64
100	Singapore dollar	59.27	62.27	62.44
100	Thailand baht	2.36	2.39	2.58
100	Japanese yen	0.85	0.92	1.01

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of these investments.

Restricted cash

Pursuant to the Company's senior credit facility agreement, the Company has agreed to deposit certain cash amounts into a bank account, from which no withdrawals can be made by the Company other than in accordance with the above agreements without written consent from the bank administering the above credit facility.

Allowance for doubtful accounts

Management regularly assesses collectability of accounts receivable and an allowance for doubtful accounts is provided for risk of non-collectability of receivables. The allowance for doubtful accounts, deducted from accounts receivable in the balance sheet, developed as follows:

	Balance at beginning of period € '000	Additions charged to costs and expenses € '000	Deductions € '000	Balance at end of period € '000
Year ended December 31, 2000	5,195	1,250	(690)	5,755
Year ended December 31, 2001	5,755	2,558	(1,605)	6,708
Year ended December 31, 2002	6,708	1,927	(2,180)	6,455

Deductions comprise of uncollectable accounts written off, less recoveries of accounts written off in prior years.

Inventories

Inventories consist of raw materials and supplies, work in process, finished goods, and goods purchased for resale. Inventories are shown at the lower of cost or market. Actual cost, using the weighted average method, is used to recognize raw materials and supplies, and goods purchased for resale. Manufacturing cost is used to value finished goods and work in process. Manufacturing cost includes direct labor, raw materials and manufacturing overhead. Obsolete, damaged and excess inventories are carried at the lower of cost or net realizable value.

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 to 7 years for computer hardware, 3 to 8 years for plant and machinery, 3 to 10 years for other factory and office equipment and 25 to 40 years for buildings.

Cost includes major expenditures and replacements which extend useful lives or increase capacity; maintenance and repair costs are expensed as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on disposition of such assets are recorded as other income/expenses. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service.

Property, plant and equipment with immaterial acquisition cost are expensed as incurred.

Property held for future development, which consists of land intended to be used for further expansion of existing plants, is recorded at the lower of cost or market, amounting to € 1,824 as of December 31, 2002 and 2001.

Intangibles

Purchased intangible assets, other than goodwill, are initially recognized at acquisition cost. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). The useful life is determined separately for each asset and ranges from 3 to 5 years for software and 15 years for tradename.

Prior to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over a period of 15 years. Goodwill acquired in business combinations after June 30, 2001, and intangible assets determined to have an indefinite useful life acquired after June 30, 2001, are not amortized in accordance with SFAS No. 142. Goodwill acquired in business combinations that were completed before July 1, 2001, and intangible assets with an indefinite useful life acquired before July 1, 2001, were amortized until December 31, 2001. The recoverability of goodwill is evaluated at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of one of GROHE's reporting units is less than its carrying value. GROHE determines the fair value of each of its reporting units by estimating the present value based on cash flows.

The Company consistently applies AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". External direct costs of material and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employees associated with the internal use software project incurred in the development stage have been capitalized and are amortized on a straight-line basis over 3 to 5 years.

Other noncurrent assets

Cost related to the issuance of debt are treated as a deferred charge and classified as a noncurrent asset. Debt issuance costs are amortized over the lives of the related debt using the effective interest method and classified as interest expense in the statement of operations.

Accrued liabilities

The valuations of pension liabilities and other post-retirement benefit obligations are based upon the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

Accrued liabilities for contingencies are recognized when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Income taxes

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Share-based compensation

The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. The Company includes pro forma information in Note 16, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

Per share information

Under a limited liability company in accordance with German law ("GmbH") the equity interests of the shareholders in the Company are not represented by a number of equal shares. Accordingly there is no per share amount assignable to Grohe Holding GmbH for the years ended December 31, 2002, 2001 and 2000.

Fair value of financial instruments and accounting for derivative financial instruments and hedging activities

SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk", SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value Financial Instruments", require disclosure of information with respect to fair values and nature and terms of financial instruments whether or not recognized in the consolidated balance sheets. SFAS No. 105 and SFAS No. 119 have been superseded by SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for all fiscal years beginning after June 15, 2000. Effective January 1, 2001 GROHE adopted SFAS No. 133 as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded in the consolidated balance sheet at fair value. Changes in the fair value of derivatives shall be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material effect on the Company's financial statements.

Information about the fair value of our financial instruments is set forth in Note 19 "Financial instruments".

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. GROHE uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flow.

The Company is in business in approximately 130 countries outside the European Union and operates in more than 10 currencies. During the year ended December 31, 2002, GROHE generated approximately 30% of its revenues in currencies other than the euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales denominated in foreign currencies. The currency exposure relates primarily to the US dollar and to a lesser extent to the Japanese yen and British pound, resulting from sales to the United States, the Middle and Far East, Japan, and the United Kingdom. Currency exposure from sales in other currencies is insignificant.

It is the Company's exchange risk management policy to mitigate the economic risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. The Company reduces the risk on cash flows from anticipated sales and accounts receivable in foreign currencies by entering foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows from sales and related accounts receivable. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered by us may exceed this twelve months period by the expected collection period of up to six months for the related accounts receivable as we may use the same contract to hedge the currency exposure from sales transactions and the currency exposure from accounts receivable resulting from that sales transactions. In the year 2002 management decided to economically hedge 12 months of anticipated sales as actual exchange rates were higher than budgeted exchange rates.

Derivative instruments are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Derivative instruments are therefore marked to market and any resulting gain or loss was recognized in income.

Revenue recognition

Revenues are mainly generated through sales of finished products and further through sales of goods purchased for resale.

Revenues from the sales of finished products and goods purchased for resale are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the price for the transaction is fixed or determinable, and collectability is reasonably assured. Revenues are recognized net of sales incentives such as discounts, customer bonuses and rebates granted. Sales incentives are recognized as a reduction of revenue at the later of (1) the date at which the related revenue is recorded or (2) the date the sales incentive is offered. Shipping and handling fees billed to customers, if any, are recognized as revenues when the goods are shipped. Shipping costs are classified as selling costs and amounted to € 16,202, € 14,458 and € 13,828 for the years ended December 31, 2002, 2001 and 2000, respectively. Costs incurred for handling are recorded as selling expense and amounted to € 9,810, € 10,100 and € 9,228 for the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were € 38,746, € 40,618 and € 36,212 for the years ended December 31, 2002, 2001 and 2000, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Concentration of credit risk with respect to accounts receivable is limited because a large number of customers in the individual sales regions make up the companies customer base, thus spreading the credit risk. The counterparties for financial instruments are major financial institutions. Although in case of failure of these financial institutions the theoretical risk is the replacement cost of the estimated fair value of the financial instruments, management believes, that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

GROHE adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required GROHE to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also prohibits the scheduled amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using a fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step 2. Under step 2, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation).

Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001. Beginning January 1, 2002, goodwill is no longer amortized. In connection with the transitional impairment evaluation, SFAS No. 142 required GROHE to perform an assessment of whether there was an indication that goodwill is impaired as of January 1, 2002. GROHE completed the first step of the transitional assessment for all of the Company's reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. GROHE performed the first annual goodwill impairment test as of July 1, 2002 and there was no indication of goodwill being impaired as of that date.

SFAS No. 142 requires pro forma disclosure as if SFAS No. 142 had been in effect in 2001 and 2000. GROHE's income before extraordinary items and net income would have been as stated below due to reduced goodwill amortization:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Reported net income (loss) before extraordinary items	23,551	(30,113)	(18,932)
Add back: Goodwill amortization, net of income tax effects of € 5,105 and € 5,105 in the years ended December 31, 2001 and 2000, respectively	0	30,653	30,292
Adjusted net income before extraordinary items	**23,551**	**540**	**11,360**

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Reported net income (loss)	23,551	(30,113)	(21,940)
Add back: Goodwill amortization, net of income tax effects of € 5,105 and € 5,105 in the years ended December 31, 2001 and 2000, respectively	0	30,653	30,292
Adjusted net income	**23,551**	**540**	**8,352**

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. GROHE adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on GROHE's financial statements.

Until December 31, 2001 the Company periodically evaluated the recoverability of the carrying amounts of its long-lived assets including goodwill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 was superseded by SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (excluding goodwill) which the Company adopted on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on GROHE's financial position or results of operations. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. An impairment of assets to be held and used is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. Fair values of assets have been determined on the basis of comparable transactions or expert appraisals.

In the years ended December 31, 2002 and 2000 the Company recorded impairment losses related to land and buildings to be held and used of € 2,328 and € 1,793, respectively, which were included in cost of sales. Impairment losses related to land and buildings to be disposed of by sale amounted to € 530 and € 765 in the years ended December 31, 2002 and 2001, respectively, and were included in general and administrative expenses. Impairment charges relate to decreases in market value associated with two former production sites and training centers of the Company. One of these sites was sold in January 2001, the other in June 2002 (Note 18). In 2002 the Company adopted a plan to centralize production of three smaller production sites at its larger facilities. In 2002 impairment charges also relate to two of these three smaller production facilities, which are still recorded as to be held and used at year end 2002. Impairment losses in all periods presented relate only to the Germany and direct exports segment of the Company.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. GROHE adopted the provisions of SFAS No. 145 related to the rescission of FASB Statement 4 as of January 1, 2003. All other provisions of SFAS No. 145 were adopted as of January 1, 2002 and did not have a material impact on GROHE's financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 will be on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34". This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. GROHE does not expect that FIN 45 will have a material impact on the Company's financial statements. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been adopted by the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. GROHE applies APB 25 that uses an intrinsic value based approach to measure compensation expense.

4. OTHER EXPENSE

Other expense is comprised of the following:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Professional services	0	4,071	4,062
Real estate transfer tax	1,300	0	3,579
Currency losses	10,660	3,314	844
Miscellaneous	1,628	2,443	3,989
	13,588	**9,828**	**12,474**

The geographic components of income (loss) before income taxes, minority interests and extraordinary items are as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Income (loss) before income taxes, minority interests and extraordinary items			
Germany	(10,057)	(76,846)	(66,582)
Foreign	61,116	41,828	22,275
	51,059	**(35,018)**	**(44,307)**

The income tax expense (benefit) consists of the following:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Current taxes			
Germany	9,628	1,348	6,231
Foreign	21,121	16,942	10,858
	30,749	**18,290**	**17,089**
Deferred taxes			
Germany	(4,387)	(25,490)	(47,279)
Foreign	(30)	1,372	1,837
	(4,417)	**(24,118)**	**(45,442)**
	26,332	**(5,828)**	**(28,353)**

Until December 31, 2000 German corporate tax law applied a split-rate with regard to the taxation of the income of a corporation. A higher "undistributed" tax rate was applied to income generated but not distributed to shareholders. In accordance with the tax law in effect for the year ended December 31, 2000 income was initially subject to a federal corporate tax rate of 40.0% plus solidarity surcharge of 5.5% on federal taxes payable. Taking the impact of the surcharge into consideration the federal corporate income tax rate amounted to 42.2%. Upon distribution, the Company was entitled to a tax refund for the difference between the undistributed and the lower "distributed" tax rate of 30.0%.

Accordingly, a tax credit was recorded for differences between the undistributed and distributed tax rates in the period in which income was distributed to shareholders, and the related deduction was claimed on the Company's tax return. Taking the impact of the surcharge into consideration the federal corporate income tax rate amounted to 31.7% for distributed earnings in fiscal year 2000.

Prior to calculating corporate tax, trade tax on income is to be deducted from the taxable income. Trade tax rates vary from city to city. The weighted average tax rate for trade taxes applicable for GROHE is 16.0%. Including the expense effect of the trade tax on corporate income tax the combined tax rate amounted to 51.4% for undistributed income and 42.6% for distributed income for the year ended December 31, 2000.

In October 2000, the German parliament passed a new legislation that reduced the corporate income tax rate for all corporations in Germany from 40.0% to 25.0% effective January 1, 2001. The lower rate for distributed profits was abolished. Including the impact of the solidarity surcharge the enacted federal corporate income tax rate amounts to 26.4% effective January 1, 2001. Including trade tax the total income tax rate for years subsequent to December 31, 2000 is assumed to be 38.2%.

In the third quarter 2002 the tax laws were changed to increase the corporate tax rate for the year 2003 to 26.5%. This tax rate only applies to fiscal year 2003, thereafter, the tax rate will be reduced to 25% again. The increase of the corporate tax rate for 2003 results in an effective tax rate including trade tax and solidarity surcharge of 39.5% for fiscal year 2003.

The tax rate of 38.2% was applied to determine applicable deferred tax assets and deferred tax liabilities of German GROHE Group companies as of December 31, 2001 and 2000. The tax rate of 39.5% was applied to determine applicable deferred tax assets and deferred tax liabilities of German GROHE Group companies as of December 31, 2002 if those tax assets and liabilities are expected to be realized within the year 2003 and the tax rate of 38.2% was applied to determine applicable deferred tax assets and deferred tax liabilities if those tax assets and liabilities are expected to be realized in fiscal year 2004 or thereafter.

For foreign Group companies the applicable effective foreign tax rates are used to determine deferred taxes.

A reconciliation of income taxes determined using the German corporate tax rate of 26.4% plus the rate for trade taxes of 11.8% taking the respective tax deductibility for corporate taxes into consideration resulting in a combined statutory rate of 38.2% for the years ended December 31, 2002 and 2001 and a reconciliation of income taxes determined using the German corporate tax rate of 42.2% plus the rate for trade taxes of 9.2% taking the respective tax deductibility for corporate tax benefits into consideration resulting in a combined statutory rate of 51.4% for the year ended December 31, 2000 is as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Expected income tax expense (benefit)	**19,507**	**(13,377)**	**(22,773)**
Effects of changes in German tax rates	367	0	(13,304)
Tax benefit from change in tax status of subsidiaries	0	(2,855)	0
Tax effects from dividend distributions from German subsidiaries	0	(2,228)	(2,621)
Amortization of non tax-deductible goodwill	0	9,343	11,198
Effect of other non tax-deductible expenses	4,386	4,145	3,325
Changes in valuation allowances on deferred tax assets	1,999	652	0
Foreign tax rate differential, net	(2,737)	(976)	(3,041)
Tax on undistributed retained earnings in foreign subsidiaries	1,559	510	115
Other	1,251	(1,042)	(1,252)
Actual income tax expense (benefit)	**26,332**	**(5,828)**	**(28,353)**

Deferred tax assets and liabilities are summarized as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Inventories	8,398	7,184
Pension liabilities	8,553	8,409
Other accrued liabilities	5,549	4,587
Derivatives	2,632	3,663
Net operating loss carryforwards	49,656	39,353
Receivables	1,705	0
Property, plant and equipment	2,014	103
Other	1,306	1,389
Deferred tax assets	**79,813**	**64,688**
Valuation allowances	(6,710)	(4,711)
Deferred tax assets, net of valuation allowance	**73,103**	**59,977**
Property, plant and equipment	(13,572)	(13,068)
Intangible assets	(65,730)	(63,476)
Derivatives	(5,390)	(548)
Debt issuance cost	(2,695)	(3,234)
Loans	(50,423)	(52,199)
Other accrued liabilities	(1,326)	(171)
Receivables	(717)	0
Other	(2,072)	(371)
Deferred tax liabilities	**(141,925)**	**(133,067)**
Net deferred tax liabilities	**(68,822)**	**(73,090)**

At December 31, 2002 and 2001, the GROHE Group had German corporate tax net operating loss carryforwards of € 174,882 and € 137,228 and foreign corporate tax net operating loss carryforwards of € 11,091 and € 9,951 and German trade tax net operating loss carryforwards of € 1,728 and € 616, respectively.The deferred tax assets, which have been set up for these net operating loss carryforwards, have been reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized in the future. Depending upon changes in tax laws or the financial results of the respective Group companies, management's estimate of the amount of realizable tax assets may change, and accordingly, the valuation allowance may increase or decrease.

Various income tax years of the GROHE Group are unresolved with taxing authorities and are either currently under review or will be subject to review by taxing authorities. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition and results of operations.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Deferred tax assets		
Current	5,146	8,081
Noncurrent	1,329	1,866
	6,475	**9,947**
Deferred tax liabilities		
Noncurrent	(75,297)	(83,037)
Net deferred tax liabilities	**(68,822)**	**(73,090)**

The income tax expense (benefit) consists of the following:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Income tax expense (benefit) before extraordinary items	26,332	(5,828)	(28,353)
Income tax benefit of extraordinary items	0	0	(1,767)
Income tax benefit on additional minimum pension liability	(155)	(142)	0
	26,177	**(5,970)**	**(30,120)**

As of December 31, 2002 and 2001 GROHE provided additional German income taxes and foreign withholding taxes of € 1,559 and € 510 on undistributed retained earnings of € 29,198 and € 17,528, respectively, in foreign subsidiaries on future payout of these foreign earnings as dividends because these earnings are not intended to be permanently reinvested in those operations.

As of December 31, 2002 and 2001 GROHE did not provide income taxes or foreign withholding taxes on € 42,987 and € 41,880, respectively, in retained earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those subsidiaries. To estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings is impracticable.

6. EXTRAORDINARY LOSS

The extraordinary loss of € 3,008 (€ 4,775, net of applicable income taxes of € 1,767) recorded for the year ended December 31, 2000, relates to the early extinguishment of long-term debt to banks in November 2000. There were no extraordinary items to be recorded for the years ended December 31, 2002 and 2001.

7. INVENTORIES

Inventories at December 31, 2002 and 2001 were comprised as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Raw materials and supplies	27,581	28,598
Work in process	24,439	24,804
Finished goods and goods purchased for resale	56,175	56,178
	108,195	**109,580**

8. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2002 € '000	December 31, 2001 € '000
Tax receivables	14,112	17,313
Currency and interest rate derivatives	15,485	1,435
Prepayments and receivables from vendors	2,333	1,868
Receivables from sale of land	0	1,023
Miscellaneous	1,120	2,428
	33,050	**24,067**

Property, plant and equipment consist of the following:

	December 31, 2002 € '000	December 31, 2001 € '000
Cost		
Land, buildings and improvements	151,968	152,498
Equipment and machinery	70,848	94,995
Other factory and office equipment	100,001	104,449
Advances and construction in process	13,261	7,231
	336,078	**359,173**
Accumulated depreciation		
Land, buildings and improvements	22,806	16,375
Equipment and machinery	42,539	53,238
Other factory and office equipment	51,727	55,074
	117,072	**124,687**
Carrying amount		
Land, buildings and improvements	129,162	136,123
Equipment and machinery	28,309	41,757
Other factory and office equipment	48,274	49,375
Advances and construction in process	13,261	7,231
	219,006	**234,486**

Depreciation expense incurred is as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Land, buildings and improvements	6,570	6,518	7,198
Equipment and machinery	18,822	23,006	22,354
Other factory and office equipment	22,480	24,554	26,338
	47,872	**54,078**	**55,890**

10. INTANGIBLE ASSETS

Intangible assets comprise of:

	December 31, 2002 € '000	December 31, 2001 € '000
Intangible assets subject to amortization		
Cost		
Tradename	290,269	290,115
Software	18,501	15,060
	308,770	**305,175**
Accumulated amortization		
Tradename	63,452	44,111
Software	7,275	8,080
	70,727	**52,191**
Carrying amount		
Tradename	226,817	246,004
Software	11,226	6,980
	238,043	**252,984**
Intangible assets not subject to amortization		
Goodwill	445,011	452,555
Intangible pension asset	202	286
Total carrying amount of intangible assets	**683,256**	**705,825**

The carrying amount of goodwill changed as follows:

	Germany and direct exports € '000	European subsidiaries € '000	Overseas subsidiaries € '000	Total € '000
Balance as of December 31, 2001	**338,833**	**57,714**	**56,008**	**452,555**
Effects of foreign currency exchange rate changes	0	(47)	(7,497)	(7,544)
Balance as of December 31, 2002	**338,833**	**57,667**	**48,511**	**445,011**

Additions relating to software of € 8,222, € 4,451 and € 3,387 were recognized in the years ended December 31, 2002, 2001 and 2000, respectively. Additions relating to tradename of € 154, € 148 and € 5,034 were recognized in the years ended December 31, 2002, 2001 and 2000, respectively. Software is amortized over 3 to 5 years and tradename is amortized over 15 years.

Amortization expense incurred is as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Goodwill	0	35,758	35,397
Tradename	19,341	19,341	19,124
Software	4,020	3,372	3,588
Aggregated amortization expense	**23,361**	**58,471**	**58,109**

Estimated aggregate amortization expenses related to intangible assets for the years 2003 to 2007 are as follows:

Year ended December 31,	Amortization expense € '000
2003	22,776
2004	22,497
2005	21,328
2006	21,105
2007	20,223

11. OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

	December 31, 2002 € '000	December 31, 2001 € '000
Debt issuance cost	16,353	19,043
Receivable from sale of real property to related parties	3,475	0
Deposits	1,090	1,282
Miscellaneous	1,403	1,519
	22,321	**21,844**

Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. The various recorded debt issuance costs relate to long-term debt to banks, shareholders, related parties, and to the bonds. Amortization charges of capitalized debt issuance costs were € 4,079, € 4,071 and € 4,384 for the years ended December 31, 2002, 2001 and 2000, respectively. Estimated future amortization charges are as follows: 2003, € 3,209; 2004, € 2,820; 2005, € 2,389; 2006, € 2,009; 2007, € 1,130, and thereafter, € 4,796.

The receivable from the sale of real property to related parties (see Note 18) of nominally € 3,920 at December 31, 2002, which results from the sale of one of the Company's former production sites, is due in two installments of € 1,960 in June 2004 and June 2006, respectively. As the receivable does not bear interest, interest has been imputed at a rate of 5% resulting in a net carrying amount of € 3,475 at December 31, 2002.

12. SHORT-TERM DEBT

Short-term debt to banks

Short-term debt to banks is mainly comprised of two short-term loans denominated in Japanese yen of Grohe Japan Ltd. The interest rates for these loans were 0.87% and 1.17% at December 31, 2002 and 0.89% and 1.12% at December 31, 2001. The weighted average interest rate on short-term debt to banks was 0.93% and 0.94% at December 31, 2002 and 2001, respectively.

Credit facilities

Unused credit lines available to the Company at December 31, 2002 and 2001 amounted to € 70,058 and € 30,051, respectively. Under the respective credit arrangements, the Company has the option to borrow amounts for general purposes. An amount of € 51,129 of the credit lines as of December 31, 2002 represents senior bank loan facility E. The interest rate for facility E as of December 31, 2002 was EURIBOR plus 2%. Regarding the covenants relating to the senior credit facility we refer to Note 14.

Other accrued expenses and current liabilities are comprised of the following:

	December 31, 2002 € '000	December 31, 2001 € '000
Customer bonuses and rebates	45,448	43,687
Accrued payroll and personnel related expenses	38,767	30,105
Accrued interest on long-term debt and bonds	9,163	10,576
Other taxes	11,135	10,644
Warranty and service costs	9,494	8,534
Credit balances in receivables	2,206	3,479
Outstanding invoices	4,439	4,800
Accrued fees for professional services	2,859	3,280
Liabilities to independent sales agents	4,060	2,797
Liabilities from currency and interest rate derivatives	7,144	9,536
Environmental remediation liabilities	100	307
Other	8,095	9,746
	142,910	**137,491**

GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Balance at beginning of period	**8,534**	**8,157**	**7,822**
Foreign currency changes	(57)	(14)	(11)
Utilizations	(7,006)	(6,396)	(5,878)
Additions for warranties issued in respective year	8,023	6,787	6,224
Balance at end of period	**9,494**	**8,534**	**8,157**

14. LONG-TERM DEBT

A) Long-term debt to banks

Long-term debt to banks is as follows:

	Secured	December 31, 2002 € '000	December 31, 2001 € '000
Senior bank loan facility B maturing December 30, 2006 with principal payments each year and interest payable at 2.25% above EURIBOR	a)	12,373	64,028
Senior bank loan facility C maturing December 30, 2006 with principal payments each year and interest payable at 2.50% above EURIBOR	a)	59,171	59,171
Senior bank loan facility D maturing December 30, 2006 with principal payments each year and interest payable at 2.25% and 2.00% above EURIBOR prior and subsequent to October 29, 2001, respectively	b)	187,178	208,096
Senior bank loan facility F maturing December 30, 2006 with interest payable at 3.00% above EURIBOR	a)	76,694	0
Supplementary bank loan originally maturing December 30, 2007 with interest payable at 3.00% above EURIBOR	c)	0	76,694
Bank loans of subsidiaries maturing between 2003 and 2018 with interest payable at 4.95% to 7.25% at December 31, 2002 and 2001	d)	17,722	23,919
Total long-term debt to banks		**353,138**	**431,908**
Less current maturities of long-term debt to banks		73,184	52,707
Long-term debt to banks		**279,954**	**379,201**

In January 2002, GROHE repaid the supplementary facility with the proceeds of a new facility under the senior facility, facility F.

GROHE entered into swap and collar agreements during the year 2000 with a total volume of € 526,631. With the swap agreements, the Company exchanged the short-term variable rate related to the bank debt for a long-term variable rate with a capped total interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the swaps and the collar mature on July 28, 2004 and July 29, 2004, respectively. At December 31, 2002 the total interest rate derivatives volume was at € 347,167.

All of the above loans are denominated in euro except for the following. The bank loans of Grohe Siam Ltd. included above in "bank loans of subsidiaries" in an amount of € 4,570 and € 7,324 at December 31, 2002 and 2001, respectively, were payable in Thailand baht.

Securitization

a) First ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of € 649,689 and € 670,493, its 25% ownership interest in Grohe A/S with a carrying value of € 175 and € 52, its shares in Friedrich Grohe Geschäftsführungs AG with a carrying value of € 55 and € 55, all claims from its interest rate derivatives and its escrow account of € 31,274 and € 29,950 at December 31, 2002 and 2001, respectively.

b) Secured by mortgages of € 12,541 and € 19,083 on properties of Friedrich Grohe AG & Co. KG, mortgages of € 84,852 and € 91,931 on properties of domestic subsidiaries of Friedrich Grohe AG & Co. KG, the assignment as security of movable tangible assets of € 30,180 and € 24,735 and inventories of € 25,362 and € 24,647 of Friedrich Grohe AG & Co. KG, the blanket assignment of all receivables of Friedrich Grohe AG & Co. KG and Grohe Deutschland Vertriebs GmbH of € 181,701 and € 199,549, including receivables from group companies, the assignment as security of all patents, brands and other industrial property rights of Friedrich Grohe AG & Co. KG of € 226,817 and € 246,004, all shares in domestic subsidiaries held directly by Friedrich Grohe AG & Co. KG with a carrying value of € 351,683 and € 362,420 and almost all shares in the foreign subsidiaries held directly by Grohe International GmbH with a carrying value of € 176,184 and € 174,517 at December 31, 2002 and 2001, respectively.

c) Second ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of € 649,689 and € 670,493, its 25% ownership interest in Grohe A/S with a carrying value of € 175 and € 52, its shares in Friedrich Grohe Geschäftsführungs AG with a carrying value of € 55 and € 55, all claims from its interest rate derivatives and its escrow account of € 31,274 and € 29,950 at December 31, 2002 and 2001, respectively.

d) Mainly secured by mortgages on properties of subsidiaries of € 24,330 and € 25,788 at December 31, 2002 and 2001, respectively.

Covenants

The senior credit facility contains customary operating and financial covenants, including, without limitation:

- requirement to maintain minimum ratios of Weighted Consolidated EBITDA to Consolidated Net Finance Charges, each as defined in the senior credit facility;
- the requirement to maintain Minimum Consolidated EBITDA, as defined in the senior credit facility;
- maximum ratios of Net Total Debt I, as defined in the senior credit facility, to Weighted Consolidated EBITDA, and Net Total Debt II, as defined in the senior credit facility, to Weighted Consolidated EBITDA; and
- limits on capital expenditures.

In addition, the senior credit facility includes covenants relating to limitations on

- sales and other disposals;
- indebtedness;
- acquisitions;
- investments; and
- hedging.

As of December 31, 2002 and 2001 the Company was in compliance with above covenants.

Contingent principal payments on the senior facilities

Mandatory prepayment in full is required if there is a material alteration of the corporate structure of Grohe Holding, including:

- the shareholders of Grohe Holding cease to own or hold in the aggregate less than 51% of the capital or voting rights to Grohe Holding;
- Grohe Holding ceases to own or hold all shares in Grohe Consult GmbH;
- Grohe Beteiligungs GmbH & Co. KG ceases to own 99% of the capital or the voting rights in Friedrich Grohe AG & Co. KG;
- Grohe Holding ceases to be the sole general partner of Grohe Beteiligungs GmbH & Co. KG or Grohe Consult GmbH ceases to be the sole limited partner of Grohe Beteiligungs GmbH & Co. KG; or
- Grohe Beteiligungs GmbH & Co. KG ceases to own or hold all shares in Friedrich Grohe Geschäftsführungs AG.

Certain mandatory partial prepayments are required to be made, including:

- 100% of the Excess Cash Flow of Grohe Beteiligungs GmbH & Co. KG in any fiscal year, as defined in the senior credit facility;
- 75% of GROHE Group Excess Cash Flow of Friedrich Grohe AG & Co. KG and its consolidated subsidiaries in any fiscal year, as defined in the senior credit facility;

- any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG in connection with a refund of taxes other than amounts received by way of an assignment of corporate tax refund claims from Grohe Holding to Grohe Beteiligungs GmbH & Co. KG up to an amount of € 49,544; (on July 24, 2001 the Company received a tax refund of € 49,340. This tax refund was used for a principal payment on the senior bank loans of € 23,520 on July 30, 2001 and for a further principal payment on the senior bank loans of € 25,820 on August 30, 2001);
- any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG under an insurance policy, unless applied within three months against the loss for which such amounts were received; or
- proceeds from asset sales by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG, other than in the ordinary course of business, not immediately reinvested in replacement assets.

B) Bonds

On November 13, 2000 Grohe Holding GmbH issued a debenture ("bonds") totaling € 200,000. The bonds were issued at the nominal value of € 1 or in multiples of € 1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of € 2,875 and € 3,250 as of December 31, 2002 and 2001, respectively, were included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the senior credit facility. The indenture includes certain rules regarding the early redemption of the notes.

The indenture describes certain criteria that have to be met in order to avoid an event of default. Certain deadlines regarding the timely provision of consolidated financial statements in accordance with US GAAP for the year ended December 31, 2000 to the trustee and the noteholders as well as the timely filing of a registration statement with the US Securities and Exchange Commission (SEC) were not met by the Company. However, a default under the related clause does not constitute an event of default prior to a notification by the trustee and the failure to cure such default within the time specified in the indenture agreement after receipt of such notice.

The bonds provide for penalty interest in the event that certain requirements have not been met at the specified dates. The penalty interest rate starts at 0.5% and increases to a maximum of 1.5%. As a consequence of the failure to meet above deadlines GROHE had been subject to additional interest from May 14, 2001 to February 22, 2002.

GROHE's last remaining default was cured upon the effectiveness of its registration statement with the SEC on February 22, 2002 and as of this date interest was reduced to 11.5% again.

C) Long-term debt to shareholders and long-term debt to related parties

In July 1999 shareholders and related parties of Grohe Holding GmbH have provided the Company with loans totaling € 259,225. This amount bears a nominal interest at a rate of 5% per year. Originally, principal and interest payments were not due prior to the complete settlement of all claims of the creditors under the senior and junior credit facility in December 2006. In the course of the issuance of the bonds in November 2000, principal and interest payments were subordinated to the repayment of the bonds until November 2010.

As the loans carry a rate of interest less than market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of € 158,680 at July 31, 1999. The cash provided of € 259,225 in excess of the imputed long-term debt to shareholders and related parties balance (€ 158,680) has been recorded as a credit to additional paid in capital (€ 48,865) and a credit to deferred taxes (€ 51,680).

Due to the subordination of these loans from shareholders and related parties to the bonds, the debt instrument has substantially different terms such that the modification has to be accounted for in a manner like an early extinguishment of debt.

The difference in net present values of the original debt instrument (€ 183,015 at November 15, 2000) and the debt instrument after the aforementioned modification (€ 136,694 at November 15, 2000) has been recorded as a credit to additional paid in capital (€ 28,626) and a credit to deferred taxes (€ 17,695).

In July 2001 Cornelius Geber and Dr. Hellmut K. Albrecht became shareholders of the Company and provided the Company with additional shareholder loans of € 378. Principal and interest payments are subordinated to the repayment of the bonds until November 2010. As the loans bear a nominal interest at a rate of 5% per year, which is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of € 200. The difference of € 178 between the cash provided of € 378 and the net present value of the loans of € 200 has been recorded as a credit to additional paid in capital (€ 110) and a credit to deferred taxes (€ 68).

Long-term debt to related parties at December 31, 2002 and 2001 is comprised as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
BC Funds, Channel Islands	67,569	60,600
Teabar Capital Corp., Toronto, Canada	36,981	33,167
Capital d'Amerique CDPQ, Montreal, Canada	28,362	25,436
Dr. Hellmut K. Albrecht, Munich, Germany	193	174
Cornelius Geber, Hamburg, Germany	43	38
Total related parties	**133,148**	**119,415**

Long-term debt to shareholders at December 31, 2002 and 2001 is comprised as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
BdW GmbH & Co. KG, Frankfurt, Germany	9,742	8,738
HVB-Offene Unternehmensbeteiligungs-AG, Munich, Germany	9,742	8,738
South Light Investment Pte Limited, Singapore	9,742	8,738
HarbourVest III-Direct Fund L.P., Delaware, USA	5,845	5,242
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	2,269	2,035
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	1,949	1,747
Michel Guillet, Paris, France	115	103
Patrice Hoppenot, La Celle Saint Coud, France	57	51
Raymond Svider, Paris, France	57	51
Celia Guillet, Paris, France	3	2
Edouard Guillet, Paris, France	3	2
Vincent Festquet, Paris, France	1	1
Remi Terrail, Paris, France	1	1
Total shareholders	**39,526**	**35,449**

D) Capital leases

Office equipment includes computer hardware and telecommunication equipment under capital lease agreements of € 3,132 and € 4,809 as of December 31, 2002 and 2001, respectively. Accumulated depreciation includes depreciation of computer hardware and telecommunication equipment under capital lease agreements of € 2,026 and € 2,847 at December 31, 2002 and 2001, respectively. Depreciation expense on assets under capital lease agreements were € 1,419, € 1,556 and € 1,547 for the years ended December 31, 2002, 2001 and 2000, respectively.

Total minimum lease payments under the above capital lease contracts are comprised as follows:

	€ '000
2003	736
2004	336
2005	179
2006	56
2007	8
Thereafter	0
Total minimum lease payments	**1,315**
Less: amount representing interest	141
Present value of capital lease obligations	**1,174**
Current portion	656
Long-term portion	518

Lease terms range from 36 to 63 months.

E) Future maturities of long-term debt

Financial liabilities maturing during the next five years and thereafter are as follows:

	Bank debt € '000	Bond € '000	Long-term debt to related parties and shareholders € '000	Capital leases € '000	Total € '000
2003	73,184	0	0	656	73,840
2004	78,529	0	0	298	78,827
2005	83,522	0	0	162	83,684
2006	113,701	0	0	50	113,751
2007	701	0	0	8	709
Thereafter	3,501	200,000	172,674	0	376,175
Total long-term debt	**353,138**	**200,000**	**172,674**	**1,174**	**726,986**

Pension liabilities

The Company maintains a number of unfunded pension plans, covering substantially all German employees. The plans provide for payment of retirement benefits and certain disability and survivors benefits. After meeting certain qualifications, an employee acquires a vested right for future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. The German plans have been closed for new hires effective January 1, 2001. For its employees in the United States the Company maintains a funded pension plan.

The Projected Benefit Obligation (PBO) developed as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Projected benefit obligation at beginning of year	**151,000**	**140,776**
Foreign currency exchange rate changes	(698)	193
Service cost	4,975	5,151
Interest cost	9,096	8,770
Curtailments	0	(5,358)
Plan amendments	314	142
Actuarial losses	7,715	5,913
Benefits paid	(5,093)	(4,587)
Projected benefit obligation at end of year	**167,309**	**151,000**

The Accumulated Benefit Obligation (ABO) totaled € 147,273 and € 132,112 on December 31, 2002 and 2001.

Changes in plan assets relate only to the funded US pension plan and were as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Fair value of plan assets at beginning of year	**2,508**	**2,410**
Foreign currency exchange rate changes	(415)	130
Actual return on plan assets	(122)	(227)
Employer contributions	479	336
Actual benefit payments	(35)	(141)
Fair value of plan assets at end of year	**2,415**	**2,508**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Funded status*	**(164,894)**	**(148,492)**
Unrecognized prior service cost	993	878
Unrecognized actuarial losses	13,729	6,091
Net amount recognized	**(150,172)**	**(141,523)**

**Difference between the projected benefit obligation and the fair value of plan assets.*

Amounts recognized in the consolidated balance sheets consist of:

	December 31, 2002 € '000	December 31, 2001 € '000
Accrued pension liability	(151,155)	(142,176)
Intangible assets	202	286
Accumulated other comprehensive income	781	367
Net amount recognized	**(150,172)**	**(141,523)**

The assumptions used in calculating the actuarial values for the German pension plans are as follows:

	Year ended December 31, 2002 %	Year ended December 31, 2001 %	Year ended December 31, 2000 %
Discount rate	5.50	6.00	6.25
Rate of compensation increase	2.75	3.00	3.00
Increase in social security ceiling	2.75	3.00	3.00
Cost of living	1.75	2.00	2.00

The assumptions used in calculating the actuarial values for the US pension plan are as follows:

	Year ended December 31, 2002 %	Year ended December 31, 2001 %	Year ended December 31, 2000 %
Discount rate	6.50	6.50	6.75
Rate of compensation increase	5.00	5.00	5.00
Expected return on assets	6.00	8.00	8.00

Net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 comprised the following:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Service cost	4,975	5,151	5,233
Interest cost	9,096	8,770	8,367
Expected return on plan assets	(148)	(187)	(247)
Amortization of unrecognized losses	115	58	47
Amortization of prior service cost	168	109	109
Gain from curtailment	0	(5,358)	0
Net periodic pension cost	**14,206**	**8,543**	**13,509**

Other post-retirement benefits

GROHE provides certain post-retirement benefits to its employees in the US. The plan covers medical, dental and life insurance premiums. The following tables set out information in respect to this plan.

The projected post-retirement benefit obligation developed as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Projected post-retirement benefit obligation at beginning of year	**1,887**	**706**
Foreign currency exchange rate changes	(497)	56
Service cost	99	48
Interest cost	131	53
Actuarial losses	1,935	1,024
Benefits paid	(67)	0
Projected post-retirement benefit obligation at end of year	**3,488**	**1,887**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Funded status	**(3,488)**	**(1,887)**
Unrecognized actuarial losses	2,243	627
Net amount recognized	**(1,245)**	**(1,260)**

The assumptions used in calculating the actuarial values for post-retirement benefits are as follows:

	Year ended December 31, 2002 %	Year ended December 31, 2001 %	Year ended December 31, 2000 %
Discount rate	7.00	7.00	6.75
First year health care cost trend rate	6.00	5.00	8.00
Ultimate health care cost trend rate	6.00	5.00	5.00
Years to reach ultimate cost trend rate	n.a.	n.a.	6

Net periodic post-retirement benefit costs for the years ended December 31, 2002, 2001 and 2000 comprised the following:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Service cost	99	43	53
Interest cost	131	47	58
Amortization of unrecognized (gains) losses	33	(23)	0
Net periodic post-retirement costs	**263**	**67**	**111**

The effects of a one-percentage point change in assumed health care cost trend rates are presented in the following table:

	1-percentage point increase € '000	1-percentage point decrease € '000
Effect on total of service and interest cost components	45	(41)
Effect on accumulated post-retirement benefit obligation	600	(485)

16. SHAREHOLDERS' EQUITY

Share capital

As GROHE has been established in the legal form of a GmbH according to the German Limited Liability Companies Act (GmbH-Gesetz), its equity is not represented by a number of equal shares.

GROHE shareholders and their respective shares in nominal amounts and as percentages at December 31, 2002 and 2001 are presented in the following table:

	December 31, 2002		December 31, 2001	
Shareholder	€ '000	%	€ '000	%
Teabar Capital Corp., Toronto, Canada	10,723	20.87	10,723	21.02
Capital d'Amerique CDPQ, Montreal, Canada	8,224	16.01	8,224	16.12
BdW GmbH & Co. KG, Frankfurt, Germany	2,825	5.50	2,825	5.54
HVB-Offene Unternehmensbeteiligungs-AG, Munich, Germany	2,825	5.50	2,825	5.54
South Light Investment Pte Limited, Singapore	2,825	5.50	2,825	5.54
BC European Capital VI-1, Channel Islands	1,837	3.58	1,837	3.60
BC European Capital VI-2, Channel Islands	1,837	3.58	1,837	3.60
BC European Capital VI-3, Channel Islands	1,837	3.58	1,837	3.60
BC European Capital VI-9, Channel Islands	1,812	3.53	1,812	3.56
BC European Capital VI-4, Channel Islands	1,804	3.51	1,804	3.54
BC European Capital VI-5, Channel Islands	1,791	3.49	1,791	3.52
BC European Capital VI-6, Channel Islands	1,789	3.48	1,789	3.51
BC European Capital VI-10, Channel Islands	1,787	3.48	1,787	3.50
BC European Capital VI-7, Channel Islands	1,780	3.46	1,781	3.49
BC European Capital VI-8, Channel Islands	1,779	3.46	1,779	3.49
HarbourVest III-Direct Fund L.P., Delaware, USA	1,695	3.30	1,695	3.32
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	658	1.28	658	1.29
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	565	1.10	565	1.11
BC European Capital VI-12, Channel Islands	368	0.71	368	0.72
Peter Körfer-Schün, Dortmund, Germany	353	0.69	353	0.69
Dr. Rainer S. Simon, Isernhagen, Germany	353	0.69	353	0.69
Detlef Spigiel, Gevelsberg, Germany	228	0.44	228	0.45
Michael Grimm, Dreieich-Buchschlag, Germany	186	0.36	0	0.00
Stephan M. Heck, Mannheim, Germany	186	0.36	0	0.00

Shareholder	December 31, 2002 € '000	%	December 31, 2001 € '000	%
BC European Capital V-3, Channel Islands	179	0.35	179	0.35
BC European Capital V-5, Channel Islands	178	0.35	178	0.35
BC European Capital V-4, Channel Islands	176	0.34	176	0.34
BC European Capital V-1, Channel Islands	164	0.32	164	0.32
BC European Capital V-2, Channel Islands	164	0.32	164	0.32
BC European Capital V-6, Channel Islands	156	0.30	156	0.31
BC European Capital VI-11, Channel Islands	134	0.26	134	0.27
Dr. Hellmut K. Albrecht, Munich, Germany	60	0.12	60	0.12
Michel Guillet, Paris, France	33	0.07	33	0.07
BC European Capital VI-14, Channel Islands	17	0.03	17	0.03
Patrice Hoppenot, La Celle Saint Coud, France	17	0.03	17	0.03
Raymond Svider, Paris, France	17	0.03	17	0.03
Cornelius Geber, Hamburg, Germany	10	0.02	10	0.02
Celia Guillet, Paris, France	1	0.00	1	0.00
Edouard Guillet, Paris, France	1	0.00	1	0.00
Vincent Festquet, Paris, France	0	0.00	0	0.00
Remi Terrail, Paris, France	0	0.00	0	0.00
Total	**51,374**	**100.00**	**51,003**	**100.00**

Peter Körfer-Schün, Detlef Spigiel, Michael Grimm and Stephan M. Heck are officers of the Company. Dr. Hellmut K. Albrecht, Cornelius Geber and Dr. Rainer S. Simon are members of the supervisory board of Friedrich Grohe Geschäftsführungs AG.

Comprehensive income

The changes in the components of other comprehensive income are as follows:

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000		
	Pretax € '000	Tax effect € '000	Net € '000	Pretax € '000	Tax effect € '000	Net € '000	Pretax € '000	Tax effect € '000	Net € '000
Foreign currency translation adjustment	(15,008)	0	(15,008)	1,765	0	1,765	3,902	0	3,902
Additional minimum pension liability	(413)	155	(258)	(367)	142	(225)	0	0	0
Total other comprehensive income	**(15,421)**	**155**	**(15,266)**	**1,398**	**142**	**1,540**	**3,902**	**0**	**3,902**

Retained earnings

Under the German Limited Liability Companies Act (GmbH-Gesetz), the amount of dividends available for distribution to shareholders is based on the earnings of Grohe Holding GmbH (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, dividend payments are restricted under the indenture related to the issuance of the bond. As a result of the above, no dividend distributions could be made as of December 31, 2002, 2001 and 2000.

Share-based compensation

During 2002 and 2001 in accordance with a shareholders' agreement certain management executives were awarded shares of GROHE. The awards are subject to certain restrictions stipulated in a management equity participation agreement between the shareholders and the executives. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), the awards qualify for fix plan accounting treatment. Accordingly, compensation cost is measured as the excess, if any, of the fair market value of the Company's shares at the measurement date over the exercise price. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. The Company determines fair market value of the awards based on discounted cash flows when no other market related information is available. Deferred compensation costs represent the portion of unvested awards and are included as a component of shareholders' equity. The Company has no other share-based compensation plans.

The employment contract of one of the managing directors was terminated in June 2001. In connection with this termination, the shares of the managing director were transferred at € 905 to GROHE as of July 24, 2001. In July 2001, these shares were granted at an exercise price of € 1,002 to a managing director of GROHE and two members of the supervisory board of Friedrich Grohe Geschäftsführungs AG, a wholly owned subsidiary of GROHE. The grant date aggregate fair value of the shares was € 2,442.

In August 2001, GROHE granted shares in the nominal value of € 110 to managing directors of the Company and a member of the advisory board. The aggregate exercise price of the shares was € 370. The payment of € 259 in excess of the nominal value of the granted shares is deferred until June 30, 2006. The deferred amounts bear interest at 6% per annum and interest is due at maturity. The cumulative unpaid interest in arrears was € 24 and € 8 at December 31, 2002 and 2001, respectively. The aggregate grant date fair value of the shares was € 900.

In July 2002, GROHE granted shares in the nominal value of € 371 to managing directors of the Company. The aggregate exercise price of the shares was € 1,534. The aggregate grant date fair value of the shares was € 3,132.

Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income or loss on a pro forma basis would have been as follows for the years ending December 31:

	2002 € '000	2001 € '000	2000 € '000
Net income (loss), as reported	**23,551**	**(30,113)**	**(21,940)**
Add: Share-based compensation expense included in reported net income (loss)	1,781	0	0
Deduct: Total share-based compensation expense determined under fair value method	1,923	0	0
Pro forma net income (loss)	**23,409**	**(30,113)**	**(21,940)**

The preceding pro forma amounts were determined using the minimum value method used for non-public companies and were based on the following weighted average assumptions (results may vary depending on the assumptions applied within the model):

	2002 %	2001 %	2000 %
Dividend yield	0.0	0.0	n.a.
Risk-free interest rate	4.1	4.1	n.a.
Expected lives in years	3.4	1.7	n.a.

17. COMMITMENTS AND CONTINGENCIES

Purchase commitments

All purchase commitments are in the normal course of business and comprise the following:

	December 31, 2002 € '000	December 31, 2001 € '000
Raw material and supplies	127,617	96,085
Fixed assets	6,699	1,841
	134,316	97,926

Litigation

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request and under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

- The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.
- The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand, the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.
- A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of € 330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from

Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results of the Company. Legal costs are expensed as incurred.

Environmental matters

In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. As a result of these assessments, GROHE estimated the total maximum remediation costs at € 3,375 as of December 31, 2000. GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues in the years 2001 and 2002 and, as a result, by the end of 2002, at two sites, we had reduced the contamination to the extent required. In addition, we sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against us with respect to this site. At the remaining three sites, we are continuing to conduct further investigation or remediation activities as appropriate. The Company believes that the remediation activities in the years 2001 and 2002 significantly reduced identified environmental risks. However, we are not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond our control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable. Probable remediation costs provided for in the financial statements amount to € 100 and € 307 at December 31, 2002 and 2001, respectively.

Operating leases

Future minimum lease payments under the terms of noncancelable operating leases for automobile fleet leases, IT equipment and other factory and office equipment as well as for real estate in effect at December 31, 2002 are as follows:

	€ '000
2003	4,820
2004	3,801
2005	2,693
2006	652
2007	357
Thereafter	5,057
Total minimum rental payments	**17,380**

Operating lease terms generally range from 3 to 60 months for automobile fleet leases, IT equipment, and other factory and office equipment. Remaining lease terms for real estate as of December 31, 2002 are 14 years for land and buildings and up to 90 years for hereditary leases of land.

Total rental expenses for all operating leases were € 7,802, € 6,988 and € 3,862 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial guarantees

As is customary in the industry, GROHE sells its products against bills of exchange to some customers. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, on its behalf, a financial institution, to pay a specified amount against the bill of exchange at maturity. If GROHE endorses these bills of exchange to a bank, GROHE receives its value in cash after deduction of discount. Should the drawee default upon maturity of the bill of exchange, GROHE is liable for the debt. At December 31, 2002 the maximum possible recourse against GROHE upon default of the drawee on these transactions amounted to € 4,300.

18. RELATED PARTY TRANSACTIONS

CIE Management II Limited is the general partner of the 19 BC Funds limited partnerships, which if calculated together, own 38.1% of Grohe Holding as of December 31, 2002. CIE Management II Limited charged GROHE with fees of € 2,556 on January 26, 2000 for arranging the financing of GROHE's acquisition of Friedrich Grohe AG.

Capital d'Amerique CDPQ Inc. is the pension fund of the public servants of the Province of Quebec, Canada and has an interest of 16.0% in Grohe Holding as of December 31, 2002. The Caisse de Depot group, to which Capital d'Amerique CDPQ Inc. belongs, has an interest in the BC Funds of approximately 6.4%. Capital d'Amerique CDPQ charged GROHE with fees of € 383 on February 7, 2000 in connection with the financing of GROHE's acquisition of Friedrich Grohe AG.

Fees relating to financing of debt are capitalized and amortized over the respective lives (Note 12).

Funds advised by BC Partners Limited collectively are the largest shareholders of the company Sanitec International S.A., owning over a 77% indirect interest in Sanitec. In addition, Dr. Rainer S. Simon, a director of Sanitec, was one of GROHE's management directors until March 2002 and currently is a member of the supervisory board of GROHE's subsidiary, Friedrich Grohe Geschäftsführungs AG. Also, GROHE's managing director Peter Körfer-Schün is a member of the board of directors of a subsidiary of Sanitec. In the years ended December 31, 2002, 2001 and 2000 GROHE sold to subsidiaries of Sanitec various products for the approximate aggregate total amount of € 899, € 815 and € 601, respectively.

Dr. Udo Simmat and Dr. Karsten Heider are members of the Company's advisory board and are also partners of the law firm CMS Hasche Sigle Eschenlohr Peltzer Schäfer, counsel to Grohe Holding. In addition, CMS Hasche Sigle Eschenlohr Peltzer Schäfer has represented, and continues to represent, BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships. Fees paid for above advisory services were € 1,145, € 1,007 and € 2,453 for the years ended December 31, 2002, 2001 and 2000, respectively.

Dr. Hanns Ostmeier and Jens Reidel are members of the supervisory board of Friedrich Grohe Geschäftsführungs AG, a subsidiary of Grohe Holding, and Jens Reidel also is, and until December 9, 2002 Dr. Ostmeier was, a managing director of BC Partner Beteiligungsberatung GmbH, which provides advisory services to Friedrich Grohe AG & Co. KG, subsidiary of Grohe Holding, in connection with its intention to further grow the business through internal growth as well as acquisitions. BC Partner Beteiligungsberatung GmbH committed to a minimum amount of annual consulting services for which they receive a fixed fee of € 128 per full calendar year. The total amounts paid to BC Partner GmbH were € 128, € 146 and € 128 for the years ended December 31, 2002, 2001 and 2000, respectively.

Dr. Klaus Hövermann was a managing director of Grohe Holding until June 5, 2001. His spouse, Beate Hövermann, has a 75% interest in a company called H. Lenberg GmbH. H. Lenberg GmbH has been delivering springs, for use in various GROHE products, to the Company and its predecessor used in the manufacturing of its products for over 40 years. Average sales to Grohe Holding and its predecessor for the five years ending December 31, 2001 have been approximately € 281 per year. This represented approximately 5% of H. Lenberg GmbH's annual sales and less than 1% of Grohe Holding's annual procurement.

Dr. Bernd Kortüm is a member of the supervisory board of Grohe Holding GmbH's subsidiary Friedrich Grohe Geschäftsführungs AG and also a managing director of Norddeutsche Vermögen Holding GmbH & Co. Norddeutsche Vermögen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. In March 2002 GROHE's subsidiary Friedrich Grohe AG & Co. KG and Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG concluded a purchase contract under which GROHE sold one of its former production sites located in Berlin, Germany, for € 5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to € 1,960. The remaining purchase price of € 3,920 is due in two further installments of € 1,960 in June 2004 and June 2006, respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of all payments of € 5,350 as of the date the purchase contract was consummated.

19. FINANCIAL INSTRUMENTS

Fair value of financial instruments

The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and short term debt approximate fair value based on the short-term maturity of these instruments. The amounts included in the consolidated balance sheets relating to the Company's long-term debt to banks generally approximates fair value since the various interest rates on such long-term debt obligations either approximate the current market interest rates or are in fact variable short-term interest rates. Shareholder loans and loans due to related parties bear interest lower than market; therefore, interest has been imputed at an appropriate rate and the loans are recorded at fair value.

The following methods and assumptions were used to estimate the fair value of the financial instruments held by the Company for which it is practicable to estimate fair value:

- receivables from sale of real property: The fair values of receivables from sale of real property with a maturity of more than twelve months are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities;
- bonds: The fair values of the bonds are based upon available quoted market prices;
- long-term bank loans: The carrying amounts of variable interest bearing debt approximate fair value. Fair values of fixed interest rate bearing debt are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities;
- long-term debt to shareholders and related parties: Because these loans carry a rate of interest which is below market, interest has been imputed at an appropriate rate and the debt has been recorded at its fair value;
- derivative financial instruments: Fair values of interest rate derivatives are determined by discounting estimated future cash flows using market interest rates over the remaining terms of the instruments. The estimated fair values of foreign currency contracts represent the amounts to enter into similar contracts for the remaining maturity of the foreign currency contracts.

Considering the variability of value-determining drivers, the fair values presented may not be those the Company could realize under the current market conditions.

Fair values of financial instruments, which are not derivative financial instruments, approximate carrying amounts except as follows:

	December 31, 2002		December 31, 2001	
	Carrying amount € '000	Fair value € '000	Carrying amount € '000	Fair value € '000
Assets				
Receivables from sale of real property with a maturity of more than twelve months	3,475	3,565	0	0
Liabilities				
Bonds	200,000	227,000	200,000	217,000
Long-term debt to banks with fixed interest rates	17,722	18,197	23,919	23,977

Fair values of derivative financial instruments are as follows:

	December 31, 2002		December 31, 2001	
	Carrying amount € '000	Fair value € '000	Carrying amount € '000	Fair value € '000
Assets				
Foreign currency contracts	15,485	15,485	1,435	1,435
Liabilities				
Foreign currency contracts	0	0	4,396	4,396
Interest rate contracts	7,144	7,144	5,140	5,140

Derivative financial instruments

GROHE conducts business on a worldwide basis in various international currencies and is exposed to adverse movements in foreign currency exchange rates. Furthermore, GROHE uses financial instruments such as bonds and long-term debt to banks. As a consequence, GROHE might be exposed to risks from changes in interest and currency exchange rates. GROHE uses derivative financial instruments to reduce such risks. Therefore, in the course of day to day financial management, GROHE purchases financial instruments such as forward exchange contracts and currency options. GROHE also uses interest rate swaps and collars. Without the use of these instruments, GROHE would face even higher market risks. GROHE does not enter into financial instruments for trading or speculative purposes. The counterparties are international financial institutions.

Currency contracts include foreign currency forward contracts, which are supposed to reduce the exposure to risks from existing intercompany accounts receivable and accounts receivable from third parties and anticipated transactions in foreign currency, especially US dollar, British pounds and Japanese yen on an aggregated basis. At inception date the contracts generally have a maturity of 1 to 18 months. Gains and losses from derivative currency contracts are reported net as financial income from derivatives.

As of December 31, 2002 and 2001, the Company had arranged the following combined interest rate swap and cap agreements and collar agreement for financial expenses of debt which are settled quarterly and semiannually and mature in July 2004:

- combined interest rate swap and cap agreement with notional amounts of € 82,573 and € 145,718 at December 31, 2002 and 2001, respectively, with a pay rate at 5-year swap rate for 6-months EURIBOR with a cap at 5.07% and a receive rate at 3-months EURIBOR;
- combined interest rate swap and cap agreement with a notional amount of € 63,912 at December 31, 2002 and 2001, with a pay rate at 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99% and a receive rate at 3-months LIBOR; and
- interest rate collar agreement with notional amounts of € 200,682 and € 200,426 at December 31, 2002 and 2001, respectively, with the 6-months EURIBOR as the basic pay and receive rate. The floor pay rate is 3.00% with an excess interest rate of 1.65% in case the floor is effective. The cap pay rate is 5.20% if the basic rate is 8.00% or lower and 8.00% if the basic rate is higher than 8.00%.

The notional amount and estimated fair values of the derivative financial instruments at December 31, 2002 and 2001 are as follows:

	December 31, 2002		December 31, 2001	
	Notional amount € '000	Fair value € '000	Notional amount € '000	Fair value € '000
Foreign currency contracts	165,460	15,485	171,710	(2,961)
Interest rate contracts	347,167	(7,144)	410,055	(5,140)

The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. Counterparties to the Company's financial instruments generally represent international financial institutions. The Company believes that the overall credit risk related to derivatives is insignificant.

To minimize the risk of fluctuations in the market price of major raw material commodities, especially brass, GROHE may enter commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts.

Accounting and reporting for financial instruments

The income or expense from financial instruments is recognized in financial income.

The carrying amounts of financial instruments other than derivative financial instruments are recorded under the related caption. The interest rate derivative instruments entered into by the Company do not qualify for hedge accounting. Interest differentials paid or received under interest rate swaps and changes in fair market value of interest rate swaps are accounted for as financial income from derivatives.

Foreign currency derivatives purchased to offset GROHE's exposure to currency risks for anticipated cash flows are not designated as accounting hedges and, therefore, do not meet the requirements for hedge accounting and are marked to market at each reporting period with unrealized gains and losses classified in financial income and presented on a net basis.

The financial income (loss) from derivative financial instruments amounting to € 23,696 and € (20,494) for the years ended December 31, 2002 and 2001, respectively, includes income (losses) from changes in fair market value of derivative financial instruments without impact on cash of € 16,119 in 2002 and € (13,800) in 2001. Accordingly, net income has been adjusted for such changes in fair market value of derivative financial instruments in order to reconcile net income to net cash provided by operating activities. Changes in fair market value of derivative financial instruments without impact on cash for the year ended December 31, 2000 were immaterial.

The GROHE Group mainly produces sanitary fittings, including electronic and hydraulic faucets, showers and shower systems, flushing valves, safety and self-closing faucets as well as flushing cisterns and water management systems primarily for private and also for public/commercial use. Most of these products are sold worldwide. Due to the different dynamics across the geographic areas, the business is managed by the chief operating decision maker on the basis of a segmentation into the following individual geographical regions:

- *Germany and direct exports.* This segment comprises GROHE Group's activities in Germany and direct exports through Friedrich Grohe AG & Co. KG to foreign customers.
- *European subsidiaries.* This segment covers operations in the most important European markets outside Germany in which the GROHE Group is represented by foreign subsidiaries.
- *Overseas subsidiaries.* This segment comprises GROHE's activities outside Europe where the Company has subsidiaries.
- *Holding.* This segment contains holding and managing companies.

GROHE group's management reporting and controlling systems are generally based upon group accounting principles, which are within the scope of German GAAP. GROHE measures the performance of its operating segments through "EBIT" according to German GAAP. Earnings before interest and taxes (EBIT) is defined as income (loss) before income taxes, minority interests and extraordinary items adjusted for interest. EBIT reported for the segments does not represent actual earnings for the operating segments, as margins included in transfer prices on products sourced from production plants in Germany are included in EBIT of the segment "Germany and direct exports". The transfer prices between the segments are generally based on standard production costs plus a reasonable profit markup. Margins generated in Germany for intercompany sales to other segments are not identified on segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

Revenues to third parties are allocated to the segments based on the location of the sales generating subsidiary; direct exports primarily to customers located in the Middle East and Eastern Europe are made and reported for directly from Germany. Assets are defined as total assets according to the Group accounting standards; assets also include interests in associated companies. Assets are allocated according to the location of the respective legal entity. Debt as used in the management reporting is defined as total current and noncurrent liabilities less pension liabilities.

Segmental information for the year ended and as of December 31, 2002 is as follows:

Year ended December 31, 2002	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP Adjustments € million	GROHE Group € million
Sales							
To third parties	349.5	370.6	181.6	0.0	0.0	(3.4)	898.3
To other segments	395.4	41.2	5.8	0.0	(442.4)	0.0	0.0
EBIT	102.0	31.8	29.3	(83.6)	(16.9)	55.5	118.1
Of which:							
Depreciation of tangible assets	28.5	5.3	2.0	12.4	0.0	(0.3)	47.9
Amortization of goodwill and other intangibles	4.1	0.1	0.1	65.9	0.0	(46.8)	23.4
Noncash items other than depreciation and amortization expense	9.3	0.4	0.2	0.0	0.0	(8.3)	1.6
Income from equity method investees	0.9	0.0	0.0	0.0	0.0	0.0	0.9
Interest income	3.3	0.3	0.1	1.2	(1.6)	0.0	3.3
Interest expense	12.5	0.5	0.6	51.8	(1.6)	6.6	70.4
Assets	449.1	131.3	95.7	665.8	(126.5)	107.5	1,322.9
Investments in equity method investees	1.5	0.0	0.0	0.0	0.0	0.0	1.5
Capital expenditures	37.8	3.0	4.0	0.0	0.0	0.0	44.8
Debt	307.2	84.4	38.4	697.4	(27.0)	(83.3)	1,017.1

Segmental information for the year ended and as of December 31, 2001 is as follows:

Year ended December 31, 2001	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP Adjustments € million	GROHE Group € million
Sales							
To third parties	354.3	357.2	167.3	0.0	0.0	2.0	880.8
To other segments	359.2	40.8	4.2	0.0	(404.2)	0.0	0.0
EBIT	90.7	27.2	23.8	(90.1)	(8.2)	(1.5)	41.9
Of which:							
Depreciation of tangible assets	27.2	5.2	2.5	17.7	0.0	1.5	54.1
Amortization of goodwill and other intangibles	3.0	0.2	0.1	66.3	0.0	(11.1)	58.5
Noncash items other than depreciation and amortization expense	8.2	0.2	0.6	0.4	0.0	11.1	20.5
Income from equity method investees	0.2	0.0	0.0	0.0	0.0	0.0	0.2
Interest income	2.5	0.4	0.2	1.6	(1.3)	0.0	3.4
Interest expense	16.6	0.4	0.7	57.6	(1.3)	6.3	80.3
Assets	446.8	133.0	106.1	743.1	(140.5)	64.6	1,353.1
Investments in equity method investees	1.0	0.0	0.0	0.0	0.0	0.0	1.0
Capital expenditures	27.5	3.6	4.8	0.0	0.0	0.8	36.7
Debt	306.9	87.3	54.5	736.4	(32.9)	(84.1)	1,068.1

Segmental information for the year ended and as of December 31, 2000 is as follows:

Year ended December 31, 2000	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP Adjustments € million	GROHE Group € million
Sales							
To third parties	356.7	340.3	153.9	0.0	0.0	4.6	855.5
To other segments	361.7	35.1	4.9	0.0	(401.7)	0.0	0.0
EBIT	89.9	17.2	14.7	(110.3)	(6.1)	34.3	39.7
Of which:							
Depreciation of tangible assets	28.1	5.1	2.5	18.7	0.0	1.5	55.9
Amortization of goodwill and other intangibles	2.4	0.3	0.1	68.3	0.0	(13.0)	58.1
Noncash items other than depreciation and amortization expense	10.1	(0.4)	0.1	5.2	0.0	(22.8)	(7.8)
Income from equity method investees	0.6	0.0	0.0	0.0	0.0	0.0	0.6
Interest income	12.8	0.4	0.3	10.9	(19.5)	(0.5)	4.4
Interest expense	19.0	0.6	0.4	80.3	(19.5)	7.6	88.4
Capital expenditures	27.1	5.4	4.0	0.0	0.0	3.1	39.6

A reconciliation of consolidated segments' earnings before interest and taxes to the group's consolidated income (loss) before taxes, minority interests and extraordinary items is as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Earnings before interest and income taxes according to German GAAP	**62,636**	**43,370**	**5,470**
Adjustments from German GAAP to US GAAP			
Debt issuance cost	3,193	2,374	15,645
Business combinations	47,644	12,799	12,654
Derivative financial instruments	13,107	(14,868)	7,180
Cost of computer software and other intangible assets	(493)	(96)	1,022
Provisions and contingencies	687	(187)	1,530
Special reserves under German GAAP	(1,547)	(980)	(1,940)
Pension and similar obligations	(1,525)	1,726	(1,882)
Foreign currency translation	(4,091)	(2,296)	(107)
Other	(1,469)	101	133
Earnings before interest and income taxes, minority interests and extraordinary items according to US GAAP	**118,142**	**41,943**	**39,705**
Interest income (expense), net (US GAAP)	(67,083)	(76,961)	(84,012)
Income (loss) before income taxes, minority interests and extraordinary items according to US GAAP	**51,059**	**(35,018)**	**(44,307)**

A reconciliation of consolidated segments' revenues to the group's consolidated revenues is as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Total revenues according to German GAAP	**901,750**	**878,868**	**850,860**
Adjustments from German GAAP to US GAAP			
Derivative financial instruments	(3,488)	1,913	4,614
Total revenues according to US GAAP	**898,262**	**880,781**	**855,474**

A reconciliation of consolidated segments' assets to consolidated total assets is as follows:

	December 31, 2002 € '000	December 31, 2001 € '000
Total assets according to German GAAP	**1,215,427**	**1,288,509**
Adjustments from German GAAP to US GAAP		
Debt issuance cost	7,056	8,466
Business combinations	78,265	30,621
Derivative financial instruments	16,801	6,467
Costs of computer software and other intangibles	1,000	1,493
Provisions and contingencies	(2,503)	(2,335)
Special reserves under German GAAP	(5,378)	(5,366)
Pension and similar obligations	16,936	16,284
Foreign currency translation	(2,612)	7,515
Leasing	1,131	2,041
Other	(3,226)	(578)
Total assets according to US GAAP	**1,322,897**	**1,353,117**

On account of the largely homogeneous product range, product-based divisional organization and divisional accounting do not exist except for sales information by product groups; instead, almost the entire sales range is marketed under the brand GROHE. Under this brand name the Company sells the product ranges GROHE*ART*, GROHE*TEC*,

SanitarySystems, Showers and Shower Systems and *Kitchen Fittings.* The target group for GROHE*ART* products is the consumer of high-end, design-oriented sanitary fittings and related accessories. GROHE*TEC* with its strategy value for money represents the functional bathroom faucet line and its target market are brand-, quality- and value-conscious customers. *SanitarySystems* consists of flushing and installation systems. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement our functional organizational structure.

Revenues from external customers for each group of similar products according to US GAAP are as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
GROHE*ART*	77,713	65,180	55,835
GROHE*TEC*	369,287	373,951	367,960
SanitarySystems	87,901	88,622	89,063
Showers and Shower Systems	141,664	130,236	119,313
Kitchen Fittings	103,942	98,211	94,272
Other	117,755	124,581	129,031
	898,262	**880,781**	**855,474**

Sales by geographical markets are as follows:

	Year ended December 31, 2002 € '000	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000
Germany	225,939	245,382	264,868
Rest of Europe	433,047	410,615	380,675
Overseas	239,276	224,784	209,931
	898,262	**880,781**	**855,474**

Direct exports included in the segment Germany and direct exports have been allocated to the various regional markets. During the periods reported, there were no sales in which a single customer achieved a sales volume of more than 10% of total sales.

21. SUBSEQUENT EVENTS

Effective January 1, 2003 GROHE's subsidiary Aqua Butzke GmbH acquired the remaining minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of € 2,200.

In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to € 550,000, and the new revolving facility, in an aggregate amount of up to € 50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period should exceed six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. Interest on outstanding amounts under the revolving credit facility is EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin. The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

GROHE used the new senior credit facilities to repay the old senior credit facilities and a portion of the outstanding loans from related parties and shareholders. The loans from related parties and shareholders are subordinated to GROHE's 11.5% senior notes (also referred to as bonds in the financial statements). The repayment of the loans from related parties and shareholders required the consent of the noteholders. This consent was obtained in March 2003 and the consenting noteholders received a fee of 7.25% of the nominal value of the bonds in April 2003. The aggregate fee amounted to approximately € 12.9 million. The consent fee and any expenses related to the consent solicitation process will be included in other expense in the consolidated statements of operations as incurred.

Unamortized debt issuance cost related to the refinanced senior bank loans and the repaid portion of the loans from shareholders and related parties will be charged to interest expense at the respective repayment dates. Debt issuance costs related to the issuance of the new senior credit facility are capitalized and amortized to interest expense pursuant to the effective interest method.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below market rate at inception of the loans, interest had been imputed at a rate of 11.5% for accounting purposes. The difference between the loans' net present value at inception of the loans and the cash amount received from shareholders and related parties was credited against additional paid in capital and deferred taxes at inception of the loans. As of December 31, 2002, the total amount accrued in the balance sheet for these loans amounted to € 172,674, which approximates fair market value.

The partial repayment of the loans from shareholders and related parties will be accounted for as a capital transaction.


Grohe Holding GmbH
Hemer
GROHE Beteiligungs GmbH & Co. KG
Hemer
Friedrich Grohe AG & Co. KG*
Hemer

DAL GmbH & Co. KG
Porta Westfalica

GROHEDAL SanitärSysteme GmbH & Co. KG
Porta Westfalica

AQERO Vertriebs-GmbH
Ludwigsfelde

Eggemann Armaturenfabrik GmbH & Co. KG
Iserlohn

AQUA Butzke GmbH
Ludwigsfelde

Carl Sandmann GmbH
Iserlohn

Rotter GmbH & Co. KG
Berlin

Kurt Baege GmbH
Berlin

Rotter Verwaltungsgesellschaft mbH
Berlin

GROHE International GmbH
Hemer

Grohe S.A.R.L.
Issy-les-Moulineaux, France

Grohe Nederland B.V.
Zoetermeer, the Netherlands

Grohe S.P.A.
Cambiago, Italy

Grohe España, S.A.
Barcelona, Spain

Grohe N.V.
Winksele, Belgium

Grohe Gesellschaft m.b.H.
Vienna, Austria

Grohe Hungary Kft.
Budaörs, Hungary

Grohe UK Ltd.
Barking, United Kingdom

Grohe A/S,
Værløse, Denmark

Grohe Switzerland S.A.
Wallisellen, Switzerland

Grohe Polska Sp.zo.o.
Warsaw, Poland

Grohe America Inc.
Bloomingdale, United States

Grohe Pacific Pte. Ltd.
Singapore

Grohe (Shanghai) Sanitary Products Co. Ltd.
Shanghai, China

Grohe Japan K.K.
Tokyo, Japan

Grohe Canada Inc.
Mississauga, Canada

Tempress Ltd.
Mississauga, Canada

Grohe Deutschland Vertriebs GmbH
Porta Westfalica

H.D. Eichelberg & Co. GmbH
Iserlohn

Grohe Verwaltungs GmbH
Hemer

Schmöle GmbH & Co.
Menden

Friedrich Grohe Portugal, Componentes Sanitarios Lta.
Albergaria-a-Velha, Portugal

Grohe Siam Ltd.
Klaeng-Distrikt, Thailand

Grome Marketing (Cyprus) Ltd.
Nikosia, Cyprus

Grome Ltd.
Istanbul, Turkey

Group Structure

* Unlimited Partner:
Friedrich Grohe Geschäftsführungs AG
Hemer

Friedrich Grohe AG & Co. KG has a supervisory board consisting of an equal number of employer and employee representatives. In fiscal year 2002, the members of the supervisory board were as follows:

Dr. Hellmut K. Albrecht, chairman

(63), Munich, business consultant
Other offices:
Pro Beam AG & Co. KGaA
(chairman of the supervisory board)
Kerr Inc.

Gustel Stockmayer*, deputy chairman

(59), Neuried, authorized agent and general manager of IG Metall Offenburg

Cornelius Geber

(51), Hamburg, businessman
Other offices:
Neopost S.A.
Kiala S.A.
Paul Günther Logistik AG
IFCO Systems N.V.

Jürgen Humpert*

(60), Hemer, executive employee

Dr. Bernd Kortüm

(60), Hamburg, shipowner

Peter Kürschner* *(from January 25, 2002)*

(61), Altena, authorized agent and general manager of IG Metall Werdohl-Iserlohn
Other offices:
Plettac AG
(deputy chairman of the supervisory board)
Stadtwerke Altena
(deputy chairman of the supervisory board)

Dr. Hanns Ostmeier

(42), Hetlingen, business consultant
Other offices:
Sanitec International AG

Peter Paulokat*

(46), Hemer, released from duties to serve on the works council

Andreas Piloti*

(51), Kappel-Grafenhausen, released from duties to serve on the works council

Jens Reidel

(51), Hamburg, business consultant
Other offices:
Cross Beteiligungsverwaltungs GmbH
(chairman of the supervisory board)
Sanitec Corporation

Wilfried Schmidtmann*

(54), Iserlohn, commercial employee

Dr. Rainer S. Simon *(from April 10, 2002)*

(53), Isernhagen, businessman
Other offices:
Keramag AG
(chairman of the supervisory board)

Berndt Brunow *(until April 10, 2002)*

(53), Helsinki, B.Sc. (Econ.)
Other offices:
Sanitec Corporation
Hackman Oyj Abp
Lemminkäinen Corporation
UPM-Kymmene Corporation
Oy Nautor Ab

Supervisory Board

* Employee representatives

Imprint

Publisher

Grohe Holding GmbH

Hauptstrasse 137
58675 Hemer
Germany

Concept and Design

Impacct Communication GmbH

Hamburg, Germany

Printers

W. Zertani, Druckerei und Verlag

Bremen, Germany

(please see overleaf)

rs Wavefront *3D design software.*

ICULATION® Plaza GROHE *showroom he Stilwerk Düsseldorf.*

TICULATION® *Comprehensive all-encompassing ge for creative bathroom design.*

TAN region *Members of the ASEAN Free Trade Area.*

t-in-class procurement *Division of procurement into ategic and operative purchasing processes.*

porate communications at GROHE *Covers public ations, marketing communications, brand management d new media.*

stomer relationship management *Working to engthen our relationships with customers.*

erging markets *Countries with high rates of economic wth, on the threshold of industrial nation status.*

ocurement *Using IT and communications technology upport the procurement process electronically.*

P *Gross domestic product.*

OCAL *Marketing strategy for brand management ween head office and field organization.*

OBAL – brand management, corporate design layout.

CAL – copy, visuals and tag lines.

S GROHE *Potential System, an in-house management elopment program for high potentials.*

GROHE Design Square *Exhibition space and forum to present* GROHE*'s technology and design competencies to end consumers and architects in the Japanese market.*

GROHE Water Technology *A brand strategy based on one-stop expertise for sanitary products and systems.*

IMS *International manufacturing strategy.*

ISH *International Trade Fair for Building and Energy Technology and The Bathroom Experience, which takes place every two years in Frankfurt am Main.*

KAIZEN *A Japanese management strategy of continuous quality assurance and improvement, which views employees and their potential as the key to solving problems.*

Legal compliance audit *Review of conformity with legal requirements.*

Q 2000+ *A quality promotion program which aims to lower non-conformance costs in production and customer complaint costs.*

R&D *Research and development.*

Simultaneous engineering *A method to shorten product development time by involving suppliers directly in development work from the start.*

Strategic product group *Describes product management at* GROHE *and the business activities related to individual product lines.*

Tag line *The unique quality of each range.*

Wacom board *An 18-inch flat monitor which can be drawn on just as with pen and paper. Draft designs therefore go straight into the computer.*

Grohe Holding GmbH

Hauptstrasse 137
58675 Hemer
Germany

Investor Relations

Dr. Ulrike Hauser-Grempl
Phone +49 (23 72) 93 1446
Fax +49 (23 72) 93 1313
u.hausergrempl@grohe.de

Sabine Hanfgarn
Phone +49 (23 72) 93 1312
Fax +49 (23 72) 93 1313
kom@grohe.de

Public Relations

Dr. Bernd Buhmann
Phone +49 (23 72) 93 2421
Fax +49 (23 72) 93-2431
b.buhmann@grohe.de

Internet

www.grohe.com
www.grohe.de